SUPPL

華電國際電力股份有限公司
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED

05011348



HUADIAN 12g3-2(b)
File No. 82-4932

2005 | Interim Report

The board of directors (the "Board") of Huadian Power International Corporation Limited (the "Company") hereby presents the unaudited consolidated interim financial results of the Company, its subsidiaries and jointly controlled entity (the "Group") for the six months ended 30 June 2005 (the "Period"), as prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting". Although the Group's interim financial report for the six months ended 30 June 2005 was unaudited, it has been reviewed by KPMG, Certified Public Accountants and the auditors of the Company, in accordance with the Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by Hong Kong Institute of Certified Public Accountants. KPMG's unmodified independent review report to the Board is set out on page 37. The Company's Audit Committee has also reviewed the relevant information in respect of the 2005 interim financial results of the Group.

INTERIM RESULTS AND INTERIM DIVIDEND

During the Period, profit after taxation attributable to equity holders of the Company amounted to approximately RMB468 million, representing a decrease of approximately 29.06% when compared with that for the corresponding period of 2004. Earnings per share were approximately RMB0.079.

The Board decided not to declare any interim dividend for the Period.

BUSINESS REVIEW

Power generation

During the Period, power generation of the Group amounted to 22.83 million MWh, representing an increase of approximately 31.03% over the around 17.42 million MWh for the corresponding period in 2004. On-grid power supply amounted to 21.38 million MWh, representing an increase of approximately 31.52% over the around 16.26 million MWh for the corresponding period in 2004.

As at 30 June 2005, the total installed capacity managed by the Group and the Company's total interested installed capacity amounted to 8,635MW and 7,581.2MW, respectively, and are set out as follows:

Name of power plants / companies	Installed capacity (MW)	Equity interest held by the Company	Composition of generating units	Remarks
Zouxian Plant	2,540	100%	2 x 600MW + 4 x 335MW	2 x 1,000MW generating units under construction
Shiliquan Plant	1,285	100%	2 x 300MW + 4 x 140MW + 1 x 125MW	
Laicheng Plant	1,200	100%	4 x 300MW	
Huadian Qingdao Power Company Limited ("Qingdao Company")	660	55%	2 x 300MW + 60MW	2 x 300MW generating units under construction
Huadian Zibo Power Company Limited ("Zibo Company")	467	100%	2 x 145MW + 2 x 88.5MW	
Huadian Zhangqiu Power Company Limited ("Zhangqiu Company")	290	70%	2 x 145MW	
Huadian Tengzhou Xinyuan Power Company Limited ("Tengzhou Company")	333	54.49%	2 x 150MW + 1 x 33MW	
Sichuan Guangan Power Generation Company Limited ("Guangan Company")	1,200	80%	4 x 300MW	2 x 600MW generating units under construction
Weifang Plant	660	30%	2 x 330MW	2 x 600MW generating units under construction
Total capacity managed by the Group(Note 1)	**8,635**			

Name of power plants / companies	Installed capacity (MW)	Equity interest held by the Company	Composition of generating units	Remarks
Ningxia Yinglite Zhongning Power Company Limited ("Zhongning Company")	330	50%	1 x 330MW	1 x 330MW generating unit under construction
Ningxia Power Generation Company (Group) Limited ("Ningxia Power Company")	60	31.11%	60MW	Wind power generation
Anhui Chizhou Jiuhua Power Generation Company Limited ("Chizhou Company")	--	40%		2 x 300MW generating units under construction
Sichuan Luzhou Chuannan Power Generation Company Limited ("Luzhou Company")	--	40%		2 x 600MW generating units project proposal approved
Total interested capacity(Note 2)	7,581.2			

Note 1: The aggregate total installed capacities of the Company, its subsidiaries and jointly controlled entity.

Note 2: The aggregate proportionate installed capacities of the power plants and companies comprised under the Group and the other companies invested by the Company, determined based on the respective percentage equity interest held by the Company.

In the first half of 2005, the operation safety of the Group's generating units maintained at a satisfactory level and had achieved the 100-day safety record for 16 times. The plants managed by the Group such as Laicheng Plant, Qingdao Company, Weifang Plant, Zibo Company and Tengzhou Company had recorded continuous safe production for over 2,000 days; while the safe production record achieved by each of Zouxian Plant and Guangan Company was a period of over 1,500 days and that of over 1,000 days by Zhangqiu Company.

In 2005, a total of 281 generating units participated in the 34th Large-scale Thermal Power Units Competition of the PRC for the Year 2004 (with unit capacity of 300MW and above). Generating units were examined in accordance with their performance in operating efficiency, safe operating period and production rate. Awards were given to 52 generating units in the competition, representing an overall prize winning rate of 18.5%. The Group participated in the competition with 18 300MW or 600MW generating units, and 8 of them won awards, representing a prize winning rate of 44.4%. In the competition this year, the No.6 unit of Zouxian Plant won the special award (Championship) for the 600MW generating units category; the No.2 unit of Zouxian Plant and the No.1 unit of Qingdao Company won the special award (Championship) and first-class award (First runner-up award), respectively, under the category of 300MW generating units; the No.3 unit of Zouxian Plant, the No.3 and No.4 units of Laicheng Plant won second-class awards; and the No.1 unit of Laicheng Plant and the No.6 unit of Shiliquan Plant won third-class awards.

Major operating statistics

The table below sets out the major operating statistics of the Group's power plants during the first half of 2005:

Items	Zouxian Plant	Shiliquan Plant	Laicheng Plant	Qingdao Company	Zibo Company	Zhangqiu Company	Tengzhou Company	Guangan Company	Weifang Plant	Total
Interest owned (%)	100	100	100	55	100	70	54.49	80	30	–
Installed capacity (MW)	2,540	1,285	1,200	660	467	290	333	1,200	660	8,635
Average utilization hours	2,720	2,687	2,685	2,712	2,742	2,768	2,973	3,195	2,753	2,791
Total amount of electricity generated (00'million kWh)	69.1	34.5	32.2	17.9	12.8	8.0	9.9	38.3	18.2	228.3
Total amount of electricity supplied (00'million kWh)	65.6	32.2	30.4	16.6	11.3	7.4	9.2	36.0	17.1	213.8
Equivalent availability factor (%)	*92.46*	*91.86*	*87.12*	*88.16*	*86.73*	*93.65*	*97.87*	*94.62*	*89.85*	*91.35*
Capacity factor (%)	62.62	62.58	61.81	63.49	65.96	68.45	68.43	73.54	63.37	64.74
Equivalent forced suspension rate (%)	0.01	0.00	0.01	0.00	3.20	0.00	0.01	0.00	0.45	0.22
Electricity supplied coal consumption (g/kWh)	331.58	356.70	339.39	348.05	370.59	368.31	369.22	340.14	347.15	345.14

Note:

On a consolidated basis of the Group: Electricity generated by Weifang Plant was accounted for based on the Company's 30% proportionate equity interest in the plant. Qingdao Company was registered as a limited liability company in the PRC on 28 December 2004. Pursuant to the articles of association of Qingdao Company, the Company has obtained the power to effectively control Qingdao Company, which has therefore become a subsidiary of the Company. The Group has since then changed its accounting treatment in respect of Qingdao Company from proportionate consolidation accounting method to consolidation accounting method to account for its investment in Qingdao Company in the preparation of the consolidated financial statements. Accordingly, electricity generated by Qingdao Company during the corresponding period of 2004 was accounted for by reference to the Company's then proportionate 55% equity interest therein, but has since 2005 become 100% accounted for on the Group's consolidated basis. Electricity generated by the other power plants and companies comprised under the Group was 100% accounted for on the Group's consolidated basis.

Infrastructure construction projects and future development projects

All of the Group's projects under construction have been progressing smoothly as scheduled. Further, the first 330MW generating unit of Zhongning Company, 50% held by the Company, officially commenced commercial operation on 22 January 2005.

1. Construction in progress

   To date, the Group's projects under construction include: two 1,000MW generating units of Zouxian Plant Phase IV, two 600MW generating units of Weifang Plant Phase II, two 300MW generating units of Qingdao Company Phase II, two 600MW generating units of Guangan Company Phase III. In addition, construction projects of other plants and companies in which the Company has investment include: the second 330MW generating unit of Zhongning Company, two 300MW generating units of Chizhou Company and two 600MW generating units of Ningxia Lingwu Plant ("Lingwu Plant").The above generating units are expected to be sucessively put into operation from 2005 to 2008.

2. Preliminary projects

Currently, the preliminary projects being developed by the Group include: two 300MW heat and electricity co-generating units of Zhangqiu Company Phase II, two 600MW generating units of Luzhou Company and two 315MW heat and electricity co-generating units of Tengzhou Company Phase II. The Group is preparing supplementary review submission documents as required under the relevant PRC approval policies for these projects. Further, with the completion of the preliminary feasibility study report for the Sichuan Daduhe Luding Hydropower Station project, the Group is carrying out the relevant feasibility study in respect of this project.

The new construction project of two 600MW coal-fired generating units of Lingwu Plant and the expansion project of two 600MW coal-fired generating units of Weifang Plant Phase II have been approved by the State Development and Reform Commission with planned total investment of approximately RMB5,150 million in respect of each of the projects. The Company will make further announcement, if considered necessary or appropriate, in the event that the investments are carried out and significant progress in respect of the projects occurs.

In addition, the two 600MW generating units of Guangan Company Phase III expansion project has been approved by the State Development and Reform Commission. It is estimated that the total investment in the project (including desulphurisation installation) is approximately RMB4,490 million. The Company will make its investments in accordance with its proportionate equity interest in Guangan Company. 20% of its investments are expected to be funded out of the Company's internal resources, with its remaining investments being expected to be financed by way of loans.

MANAGEMENT DISCUSSION AND ANALYSIS

Macro economy and power demand

The PRC economy maintained a steady growth in the first half of 2005, with national Gross Domestic Product ("GDP") amounted to approximately RMB6,742.2 billion, representing an increase of 9.5% over the same period in 2004. GDP of Shandong Province, in which the Group's operations are mainly based, was approximately RMB849.03 billion, representing an increase of 15.4% over the same period of the previous year, and was 5.9 percentage points higher than the national average. GDP of Sichuan Province was approximately RMB323.16 billion, representing an increase of 11.6% over the same period in last year, and was 2.1 percentage points higher than the national average. GDP of Ningxia area was approximately RMB21.1 billion, representing an increase of 11.5% over the same period in last year, and was 2.0 percentage points higher than the national average.

In the first half of 2005, the power consumption of the whole Shandong Province community amounted to 90.865 million MWh, representing an increase of 16.9% over the same period last year. The power consumption of the whole Sichuan Province community amounted to 43.98 million MWh, increased by 9.8% when compared with that for the same period in last year. The power consumption of the whole Ningxia community was 15.66 million MWh, representing a growth of 17.89% as compared with that of the corresponding period in last year.

Turnover and profit

In the first half of 2005, the total volume of electricity supplied by the Group to the grids was 21.38 million MWh, representing an increase of 31.52% over the same period in last year. For the six months ended 30 June 2005, the Group's turnover amounted to approximately RMB6,399 million, representing an increase of approximately 34.24% over the same period in last year. The revenue from sale of electricity for the Period amounted to approximately RMB6,255 million, representing an increase of approximately 33.78% over the same period in last year. The revenue from sale of heat for the Period amounted to approximately RMB145 million, representing an increase of approximately 57.49% over the same period in last year.

For the six months ended 30 June 2005, the Group's operating profit amounted to approximately RMB951 million, representing a decrease of approximately 23.11% over same period in last year. Profit after taxation attributable to equity holders of the Company amounted to approximately RMB468 million, representing a decrease of approximately 29.06% from the corresponding period of 2004. Earnings per share were approximately RMB0.079 and net assets per share (excluding minority interests) amounted to approximately RMB1.99.

Operating expenses

During the Period, the operating expenses of the Group amounted to approximately RMB5,448 million, representing an increase of about 54.33% when compared with the corresponding period in last year, attributable to a growth in the volume of power generation and a rise in coal prices.

The major operating expense of the Group was the coal costs. Due to the rise in the price of coal and the growth of power generation, during the Period, such costs recorded a relatively higher growth and amounted to RMB3,603 million. During the first half of 2005, the unit price of standard coal was RMB162.00/ MWh, representing an increase of 43.82% over the same period in last year.

During the Period, depreciation and amortization expenses of the Group amounted to RMB807 million, increased by RMB59 million over the same period in last year. This was mainly due to an increase of the Group's depreciation arising from the additional assets of new generating units of Guangan Company being put into operation.

During the Period, the Group had undertaken a total of 10 major overhauls and 5 minor overhauls for its generating units, representing a planned overhaul rate of 8.52%. Major overhaul expenses of the Group amounted to RMB143 million, representing an increase of RMB30.37 million, or 26.93%, over the same period in last year. The increase was mainly attributable to the new generating units put into operation and the increased number of major overhauls.

During the Period, repairs and maintenance expenses of the Group amounted to RMB66.5 million, representing an increase of RMB4.2 million, or 6.73%, over the same period in last year. However, the percentage growth in repairs and maintenance expenses was relatively lower than that in power generation capacity and power generation volume due to the effectiveness in the implementation of cost control measures.

During the Period, expenses on personnel costs of the Group amounted to RMB432 million, representing an increase of RMB37.63 million, or 9.55%, over the same period in last year. This was mainly due to the change in the accounting treatment in respect of Qingdao Company from the original proportionate consolidation accounting method to the currently adopted consolidation accounting method to account for the Company's investment in Qingdao Company.

During the Period, administrative expenses of the Group amounted to RMB213 million, representing an increase of RMB73.05 million compared with the same period in last year. This was mainly due to the increase in environmental protection charges of approximately RMB44 million and the change in the accounting treatment in respect of Qingdao Company from the original proportionate consolidation accounting method to the currently adopted consolidation accounting method to account for the Company's investment in Qingdao Company.

During the Period, other operating expenses of the Group amounted to RMB120 million, representing an increase of RMB13.05 million. This was mainly due to the increased water consumption resulting from increase in volume of power generation.

Finance costs

During the Period, net finance costs borne by the Group amounted to RMB236 million (representing an increase of 3.05% when compared with the corresponding period in the previous year), of which interest expenses amounted to RMB268 million, representing an increase of 3.13% when compared with the corresponding period in last year. This was mainly attributable to the increase in expenses of loan interests after the new generating units of Guangan Company being put into operation as well as the change in the accounting treatment in respect of Qingdao Company from the original proportionate consolidation accounting method to the currently adopted consolidation accounting method to account for the Company's investment in Qingdao Company.

Indebtedness

As at 30 June 2005, the borrowings of the Group amounted to RMB14,427 million, of which loans denominated in US dollars amounted to US$193 million. The gearing ratio (that is total liabilities/total assets) was 56.74%, representing a decrease of 5.15 percentage points when compared with that of 2004.

Cash and cash equivalents

As at 30 June 2005, cash and cash equivalnets owned by the Group amounted to around RMB1,189 million.

Save as the information disclosed herein, information about the Group's other matters as are required by and set out in paragraph 32 of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") has not changed materially from that included in the Company's 2004 annual report.

BUSINESS PURSUITS

1. To ensure safe production of the Group's power plants and to strive for maintaining the various technological economic indexes of the power generating plants at an industry leading position.

2. To strengthen cost control with particular emphasis on controlling the rise in fuel costs, and to adopt several effective cost measures to control the degree of fuel cost increase.

3. To ensure smooth and effectively-controlled implementation and managed progress of projects under construction, and to maintain the quality of work and minimize unit costs. We will also strive to put into commercial operation this year the first set of the 300MW unit of Qingdao Company Phase II, the second set of the 330MW unit of Zhongning Company and the first set of the 300MW unit of Chizhou Company.

4. With the enhanced market share of electricity generation industry within Shandong Province, we will continue the Group's efforts in exploring power generation markets in the country, proactively pushing forth the progress of the Group's preliminary projects and taking full advantage of the low cost edge of the proximity of power plants to coal mines.

5. To increase the capacity in power generation by fostering sales and marketing work as a way to increase the utilization rate of power generating equipment.

6. To prepare the Company to satisfy its future financing needs by actively exploring financing sources so as to reduce its finance costs and to rationalize its capital structure.

7. To closely observe relevant government policies relating to energy and to actively research and develop new energy sources, with particular focus to speed up the development of renewable energy.

SIGNIFICANT EVENTS

(1) Re-election of members of the Board and the Supervisory Committee

Due to the expiry of the third session of the Board, as approved at the annual Board meeting and the meeting of the Supervisory Committee held on 22 March 2005 and resolved at the 2004 annual general meeting held on 2 June 2005, members of the fourth session of the Board have been elected, comprising 12 members, namely, He Gong, Chen Feihu, Zhu Chongli, Chen Jianhua, Tian Peiting, Wang Yingli, Zhang Bingju, Peng Xingyu, Ding Huiping, Zhao Jinghua, Wang Chuanshun and Hu Yuanmu. Members of the fourth session of the Supervisory Committee have also been elected, comprising 3 members, namely, Feng Lanshui, Li Changxu and Zheng Feixue. Details and the relevant information of the above-named directors and supervisors are included in the circular and announcement issued by the Company on 17 April 2005 and 2 June 2005, respectively.

A Vice Chairman of the third session of the Board, Mr. Da Hongxing, resigned as a director with effect from 2 June 2005 (the conclusion of 2004 annual general meeting) and is no longer a member of the Board or a Vice Chairman of the Company.

(2) **Electricity tariff adjustments**

To alleviate the impact from rising coal prices since June 2004 and the cancellation of tariffs previously allowed for extra electricity supplied, on 22 April 2005, the State Development and Reform Commission officially issued the notice with respect to the implementation of coal-electricity price linkage mechanism for on-grid power plants to grid companies in North China, East China, Central China, North-eastern China and South China. This mechanism is expected to help minimising the apparent difference between electricity tariffs and coal prices, hence improving the on-grid electricity tariffs and electricity tariff prices. The adjustments to electricity tariffs under such mechanism took effect from 1 May 2005 and are applicable to the Group's power plants in Shandong and Sichuan Provinces. Details of such adjustments are set out in the Company's announcements dated 9 May 2005 and 27 May 2005.

(3) **Issue of A shares**

In January 2005, the Company issued 765,000,000 A shares at an issue price of RMB2.52 per share in the PRC. On 3 February 2005, the Company's A shares were listed on the Shanghai Stock Exchange. Under the Company's A share issue, 196,000,000 shares (in the form of unlisted State-owned shares) were allocated and issued to China Huadian Corporation ("China Huadian"). Such shares issued to China Huadian are not listed. The remaining 569,000,000 shares issued under the Company's A share issue are listed A shares, representing approximately 9.45% of the Company's total enlarged issued share capital comprising 6,021,084,200 shares. Total proceeds raised from the A share issue amounted to RMB1,927,800,000.

As China Huadian is the controlling shareholder of the Company, the issue of 196,000,000 State-owned shares pursuant to the Company's A share issue to China Huadian constituted a connected transaction of the Company under the Listing Rules, which was duly approved by independent shareholders of the Company at its 2002 annual general meeting held on 24 June 2003 and 2003 annual general meeting held on 29 June 2004.

Shareholding structure of the Company immediately before and immediately after completion of its A share issue is as follows:

Type of shares	Number of shares immediately before completion of the A share issue	Approximate shareholding percentage (%)	Number of shares immediately after completion of the A share issue	Approximate shareholding percentage (%)
1. Unlisted domestic shares:				
China Huadian				
(State-owned shares)	2,815,075,430	53.56	3,011,075,430	50.01
Other unlisted domestic shareholders	1,009,980,770	19.21	1,009,980,770	16.77
Sub-total	3,825,056,200	72.77	4,021,056,200	66.78
2. Listed shares:				
Shareholders of A shares	—	—	569,000,000	9.45
Shareholders of H shares	1,431,028,000	27.23	1,431,028,000	23.77
Sub-total	1,431,028,000	27.23	2,000,028,000	33.22
3. Total	5,256,084,200	100.00	6,021,084,200	100.00

For further details, please refer to the Company's announcements dated 14 May 2004, 25 June 2004, 29 June 2004, 14 January 2005, 19 January 2005, 21 January 2005 and 28 January 2005, and the Company's shareholders circular dated 14 May 2004.

(4) Connected transactions

In addition to the issue of State-owned shares to China Huadian by the Company under its A share issue as described above, connected transactions under the Listing Rules newly entered into by the Company during the six months period ended 30 June 2005 are as follows:

4.1 Establishment of Huadian Property Co. Ltd. ("Huadian Property")

On 7 April 2005, the Company entered into an agreement with China Huadian and certain other subsidiaries of China Huadian for the establishment of Huadian Property.

The entering into of the agreement constituted a connected transaction of the Company. The transaction falls within Rule 14A.32(1) of the Listing Rules, and is therefore exempt from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

The registered capital of Huadian Property, which was established in June 2005, is RMB550 million, and the Company has a 30% equity interest in Huadian Property. Pursuant to the agreement, the Company has made capital contribution in cash amounting to RMB165 million (representing 30% of Huadian Property's registered capital) to Huadian Property within five days after its proposed company name has been approved by the relevant PRC regulatory authority. The Company's capital contribution was funded out of its internal resources.

The relevant details are set out in the Company's announcement dated 7 April 2005.

4.2 Connected transactions in relation to the proposed acquisitions of 97% equity interest in Anhui Huadian Suzhou Power Generation Company Limited ("Suzhou Company") and 90% equity interest in Huadian Xinxiang Power Generation Company Limited ("Xinxiang Company")

On 14 June 2005, the Company entered into an agreement with China Huadian in respect of the proposed acquisition from China Huadian of its 97% equity interest in Suzhou Company for a consideration of RMB74,900,000.

On the same day, the Company entered into another agreement with China Huadian in respect of the proposed acquisition from China Huadian of its 90% equity interest in Xinxiang Company for a consideration of RMB90,100,000.

As China Huadian is the controlling shareholder of the Company and hence a connected person of the Company, each of the two agreements described above and the transactions thereunder constituted connected transactions of the Company under Chapter 14A of the Listing Rules. Such transactions, when aggregated pursuant to Rule 14A.25 of the Listing Rules, constituted connected transactions of the Company which are subject to approval by the Company's independent shareholders at an extraordinary general meeting as required under Chapter 14A of the Listing Rules. Such approval has been obtained at the extraordinary general meeting held on 24 August 2005.

Further details are set out in the Company's announcement dated 14 June 2005, its notice of extraordinary general meeting and the related circular dated 6 July 2005 (including a letter from the Company's independent Board committee established in respect of the relevant transactions and its recommendations to independent shareholders and an opinion letter from the independent financial adviser), and the Company's announcement dated 24 August 2005.

SHAREHOLDINGS OF SUBSTANTIAL SHAREHOLDERS

So far as is known to the directors of the Company (the "Directors"), as at 30 June 2005, each of the following persons, not being a Director, supervisor, chief executive or member of senior management of the Company, had an interest and/or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO"), or was otherwise interested in 5% or more of any class of the then issued share capital of the Company:

			Interest as at 30 June 2005			
Name of shareholder	Type of shares	Number of shares held	Approximate percentage of shareholding in the Company's total issued share capital	Approximate percentage of shareholding in the Company's total issued domestic shares	Approximate percentage of shareholding in the Company's total issued H shares	Short position
China Huadian	Domestic shares	3,011,075,430	50.01%	65.60%	—	—
Shandong International Trust and Investment Corporation	Domestic shares	903,443,970	15.00%	19.68%	—	—
HKSCC Nominees Limited (Notes)	H shares	1,420,381,900	23.59%	—	99.26%	See Note 4

Notes: Based on the information available to and obtained by the Directors as at 30 June 2005, and so far as the Directors are aware and understand, as at 30 June 2005:

1. *Among the 1,420,381,900 H shares held by HKSCC Nominees Limited, UBS AG had an interest, in the capacity as beneficial owner and through controlled corporations, in an aggregate of 175,045,900 H shares of the Company (representing approximately 12.23% of the then total issued H shares). According to the information available to the Directors and so far as the Directors understand, information in relation to interests in the Company of corporations controlled by UBS AG was as follows:*

(a) 6,757,000 H shares (representing approximately 0.472% of the Company's then total issued H shares) were held by UBS Fund Services (Luxembourg) SA, which in turn was 100% controlled by UBS AG;

(b) 7,350,000 H shares (representing approximately 0.514% of the Company's then total issued H shares) were held by UBS Global Asset Management (Americas) Inc. which in turn was 100% controlled by UBS AG;

(c) 1,500,000 H shares (representing approximately 0.105% of the Company's then total issued H shares) were held by UBS Global Asset Management (Hong Kong) Limited, which in turn was 100% controlled by UBS AG;

(d) 9,180,000 H shares (representing approximately 0.641% of the Company's then total issued H shares) were held by UBS Global Asset Management (Japan) Ltd, which in turn was 100% controlled by UBS AG;

(e) 78,160,000 H shares (representing approximately 5.462% of the Company's then total issued H shares) were held by UBS Global Asset Management (Singapore) Limited, which in turn was 100% controlled by UBS AG;

(f) 614,000 H shares (representing approximately 0.043% of the Company's then total issued H shares) were held by UBS Global Asset Management Trust Company, which in turn was 100% controlled by UBS AG;

(g) 35,070,000 H shares (representing approximately 2.451% of the Company's then total issued H shares) were held by UBS Global Asset Management (UK) Inc, which in turn was 100% controlled by UBS AG.

2. Among the 1,420,381,900 H shares held by HKSCC Nominees Limited, J.P. Morgan Chase & Co. had an interest in an aggregate of 158,681,400 H shares of the Company (representing approximately 11.09% of the then total issued H shares). Out of such 158,681,400 H shares, J.P. Morgan Chase & Co. had an interest in a lending pool comprising 156,626,400 H shares (representing approximately 10.95% of the then total issued H shares). According to the information available to the Directors and so far as the Directors understand, J.P. Morgan Chase & Co. was, as at 30 June 2005, interested in the aforesaid 158,681,400 H shares of the Company in the manner as follows:

(a) 156,626,400 H shares (representing approximately 10.945% of the Company's then total issued H shares) were held in the capacity as custodian corporation/approved lending agent (in the lending pool) by JPMorgan Chase Bank, N.A., which in turn was apparently 100% controlled by J.P. Morgan Chase & Co.;

(b) 2,055,000 H shares (representing approximately 0.144% of the Company's then total issued H shares) were held in the capacity as beneficial owner by J.P. Morgan Whitefriars Inc., which in turn was apparently ultimately 100% controlled by J.P. Morgan Chase & Co.

3. Among the 1,420,381,900 H shares held by HKSCC Nominees Limited, Templeton Asset Management Limited had a direct interest in the capacity of investment manager in an aggregate of 124,576,000 H shares of the Company (representing approximately 8.71% of the then total issued H shares).

4. *Among the 1,420,381,900 H shares held by HKSCC Nominees Limited, Morgan Stanley had, through controlled corporations, an interest in an aggregate of 103,472,897 H shares of the Company (representing approximately 7.23% of its then total issued H shares). According to the information available to the Directors and so far as the Directors understand, information in relation to interests in the Company of corporations controlled by Morgan Stanley was as follows:*

   (a) *78,599,000 H shares (representing approximately 5.492% of the Company's then total issued H shares) were apparently held by Morgan Stanley Investment Management Company. Morgan Stanley Investment Management Company was ultimately 100% controlled by Morgan Stanley Asia Pacific (Holdings) Limited, which in turn was 90% controlled by Morgan Stanley International Incorporated, and Morgan Stanley International Incorporated was 90% controlled by Morgan Stanley;*

   (b) *4,582,000 H shares (representing approximately 0.320% of the Company's then total issued H shares) were apparently held by MSDW Equity Finance Services I (Cayman) Limited, which was in turn ultimately 100% controlled by Morgan Stanley;*

   (c) *3,193,000 H shares (representing approximately 0.223% of the Company's then total issued H shares) were apparently held by Morgan Stanley Asset & Investment Trust Management Co., Limited, which was 100% controlled by Morgan Stanley International Incorporated, and Morgan Stanley International Incorporated was 90% controlled by Morgan Stanley;*

   (d) *16,241,595 H shares (representing approximately 1.135% of the Company's then total issued H shares) were apparently held by Morgan Stanley & Co International Limited, which in turn was ultimately 100% controlled by Morgan Stanley Group (Europe). Morgan Stanley Group (Europe) was approximately 98.30% controlled by Morgan Stanley International Limited. Morgan Stanley International Limited was 100% controlled by Morgan Stanley International Incorporated, and Morgan Stanley International Incorporated was 90% controlled by Morgan Stanley;*

   (e) *808,343 H shares (representing approximately 0.056% of the Company's then total issued H shares) were apparently held by Morgan Stanley & Co. Incorporated, which in turn was 100% controlled by Morgan Stanley;*

   (f) *48,960 H shares (representing approximately 0.003% of the Company's then total issued H shares) were apparently held by Morgan Stanley Capital Services Inc., which in turn was 100% controlled by Morgan Stanley.*

   According to the information available to the Directors and so far as the Directors understand, as at 30 June 2005, Morgan Stanley also had, through controlled corporations, a short position in 20,665,952 H shares of the Company (representing approximately 1.44% of its then total issued H shares), which was held as to 4,582,000 H shares by MSDW Equity Finance Services I (Cayman) Limited, 15,943,952 H shares by Morgan Stanley & Co International Limited and 140,000 H shares by Morgan Stanley & Co. Incorporated.

5. *Among the 1,420,381,900 H shares held by HKSCC Nominees Limited, Alliance Capital Management L.P. had, through controlled corporations, an interest in an aggregate of 97,824,000 H shares of the Company (representing approximately 6.84% of the Company's then total issued H shares). According to the information available to the Directors and so far as the Directors understand, information in relation to interests in the Company of corporations controlled by Alliance Capital Management L.P. was as follows:*

   (a) *450,000 H shares (representing approximately 0.03% of the Company's then total issued H shares) were held by Alliance Capital Ltd. which in turn was 100% controlled by Alliance Capital Management Corporation of Delaware, and Alliance Capital Management Corporation of Delaware was 100% controlled by Alliance Capital Management L.P.;*

   (b) *2,854,000 H shares (representing approximately 0.20% of the Company's then total issued H shares) were held by Alliance Capital Management Australia Limited, which in turn was 50% controlled by Alliance Capital Management Corporation of Delaware, and Alliance Capital Management Corporation of Delaware was 100% controlled by Alliance Capital Management L.P.*

Save as disclosed above and so far as is known to the Directors, as at 30 June 2005, no other person (other than the Directors, supervisors, chief executives or members of senior management of the Company) had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO.

SECURITIES INTERESTS OF DIRECTORS, SUPERVISORS, CHIEF EXECUTIVES AND MEMBERS OF SENIOR MANAGEMENT

As at 30 June 2005, none of the Directors, supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was (i) required to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, supervisor, chief executive or member of senior management was taken or deemed to have under such provisions of the SFO), or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO, or (iii) notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules (which for this purpose shall be deemed to apply to the Company's supervisors to the same extent as its applies to the Directors).

In relation to the six months' period ended 30 June 2005, the Company has adopted a code of conduct regarding Directors' transactions in the Company's securities on terms identical to those of the Model Code. Having made specific enquiry of all Directors, the Company understands that all Directors have complied with the required standard set out in the Model Code.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the Period, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its issued securities ('securities' having the meaning as ascribed thereto under paragraph 1 of Appendix 16 to the Listing Rules), without taking into account, for the avoidance of doubt, any issue of new securities.

DESIGNATED DEPOSITS AND OVERDUE MATERIAL DEPOSITS

As at 30 June 2005, the Group's deposits placed with financial institutions or other parties did not include any designated or trust deposits, or any material deposits which could not be collected by the Group upon maturity.

MATERIAL LITIGATION

As at 30 June 2005, the Group was not involved in any material litigation or arbitration. Besides, no litigation or claim of material importance was known to the Directors of the Company to be pending or threatened by or against the Group.

CORPORATE GOVERNANCE PRACTICES

The codes on corporate governance practices adopted by the Company include, without limitation, its articles of association, Rules of Procedures of Audit Committee, Code on Shareholders' Meetings, Code on Board Practices and Code on Supervisory Committee and related documents.

The Board has reviewed the relevant requirements prescribed under the codes on corporate governance practices adopted by the Company and its actual operations, and took the view that the corporate governance practices adopted by the Company during the first half of 2005 met the requirements under most of the code provisions in the Code on Corporate Governance Practices (the "Code") as contained in Appendix 14 to the Listing Rules. In certain aspects, the corporate governance practices adopted by the Company have been more stringent than those of the code provisions under the Code. The following describes the major aspects of corporate governance practices of the Company which have been more stringent than those of the code provisions under the Code and deviation from such code provisions.

Major aspects of corporate governance practices of the Company which have been more stringent than those of the code provisions under the Code:

— In the first half of 2005, altogether five Board meetings were held.

— In addition to the Audit Committee and the Remuneration Committee, the Company has established its Strategic Committee and its main duties include:

1. to study and recommend the strategic planning for the long-term development of the Company;

2. to study and recommend on financing proposals in major investments requiring approval of the Board;

3. to study and recommend on major production operation policies requiring approval of the Board;

4. to study and recommend on material events that impact on the development of the Company;

5. to monitor the implementation of the above matters; and

6. to attend to other matters as requested by the Board.

Deviation from the code provisions under the Code:

One of the code provisions under the Code requires the Company to establish written guidelines for relevant employees in respect of their dealings in the securities of the Company. For this purpose, "relevant employees" includes any employee of the Company or a director or employee of a subsidiary or holding company of the Company who, because of such office or employment, is likely to be in possession of unpublished price sensitive information in relation to the Company or its securities. Currently, the Company has not adopted, but has been devising, such written guidelines, in order to be able to comply with the relevant code provision.

CONSOLIDATED INCOME STATEMENT

for the six months ended 30 June 2005 (unaudited)
(Expressed in Renminbi)

		Six months ended 30 June	
		2005	2004
	Note	***RMB'000***	*RMB'000*
Turnover	3	**6,399,448**	4,767,278
Operating expenses			
Coal consumption		**(3,602,948)**	(1,910,264)
Depreciation and amortisation		**(807,280)**	(748,279)
Major overhaul expenses		**(143,133)**	(112,764)
Repairs and maintenance		**(66,501)**	(62,305)
Personnel costs		**(431,684)**	(394,056)
Administrative expenses		**(213,439)**	(140,391)
Sales related taxes		**(62,769)**	(54,724)
Other operating expenses		**(120,429)**	(107,384)
		(5,448,183)	(3,530,167)
Operating profit		**951,265**	1,237,111
Other income		**9,595**	5,693
Net finance costs	4	**(236,289)**	(229,288)
Non-operating income, net		**8,961**	3,274
Share of profits less losses of associates		**9,621**	—
Profit before taxation	5	**743,153**	1,016,790
Income tax	6	**(226,844)**	(333,477)
Profit after taxation		**516,309**	683,313
Attributable to:			
Equity holders of the parent		**467,587**	659,136
Minority interests		**48,722**	24,177
Profit after taxation		**516,309**	683,313
Basic earnings per share	8(i)	**RMB0.079**	RMB0.125

The notes on pages 24 to 36 form part of this interim financial report.

CONSOLIDATED BALANCE SHEET

as at 30 June 2005 (unaudited)
(Expressed in Renminbi)

	Note	At 30 June 2005 *RMB'000*	At 31 December 2004 *RMB'000*
Non-current assets			
Property, plant and equipment		**20,147,360**	20,925,048
Construction in progress	9	**4,909,781**	2,876,732
Lease prepayments		**410,249**	416,204
Intangible assets		**44,431**	37,465
Interest in associates	10	**913,331**	410,163
Other investments		**175,639**	175,639
Deposits	11	**49,500**	—
Deferred tax assets		**44,638**	61,667
		26,694,929	24,902,918
Current assets			
Inventories		**534,620**	358,036
Deposits, other receivables and prepayments		**135,354**	452,876
Trade and bills receivables	12	**1,392,674**	1,050,495
Tax recoverable		**1,510**	9,210
Fixed deposits maturing over three months		**10,853**	10,752
Cash and cash equivalents	13	**1,189,288**	1,260,127
		3,264,299	3,141,496
Current liabilities			
Bank loans	14	**4,072,271**	3,876,569
Current portion of loans from a shareholder		**510,000**	335,000
Current portion of state loan		**9,462**	9,111
Other loans		**381,305**	629,342
Trade and other payables	15	**1,995,085**	2,208,547
Tax payable		**78,396**	84,681
		7,046,519	7,143,250
Net current liabilities		**(3,782,220)**	(4,001,754)
Total assets less current liabilities carried forward		**22,912,709**	20,901,164

CONSOLIDATED BALANCE SHEET *(Continued)*

as at 30 June 2005 (unaudited)
(Expressed in Renminbi)

	Note	At 30 June 2005 *RMB'000*	At 31 December 2004 *RMB'000*
Total assets less current liabilities brought forward		**22,912,709**	20,901,164
Non-current liabilities			
Bank loans		**8,182,487**	8,500,075
Loans from a shareholder		**—**	175,000
State loan		**74,676**	79,492
Other loans		**1,196,862**	1,008,376
Deferred government grants		**98,920**	98,920
Deferred tax liabilities		**399,934**	352,799
		9,952,879	10,214,662
NET ASSETS		**12,959,830**	10,686,502
Capital and reserves			
Share capital	16	**6,021,084**	5,256,084
Reserves		**6,001,791**	4,617,475
Total equity attributable to equity holders of the parent		**12,022,875**	9,873,559
Minority interests		**936,955**	812,943
TOTAL EQUITY		**12,959,830**	10,686,502

The notes on pages 24 to 36 form part of this interim financial report.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30 June 2005 (unaudited)
(Expressed in Renminbi)

		Attributable to equity holders of the parent								
	Note	Share capital *RMB'000*	Capital reserve *RMB'000*	Statutory surplus reserve *RMB'000*	Statutory public welfare fund *RMB'000*	Discretionary surplus reserve *RMB'000*	Retained profits *RMB'000*	Total *RMB'000*	Minority interests *RMB'000*	Total equity *RMB'000*
Balance at 1 January 2005										
— as previously reported		5,256,084	777,418	860,722	333,085	63,690	2,582,560	9,873,559	812,943	10,686,502
— opening balance adjustment in respect of negative *goodwill*	2(i)	—	—	—	—	—	6,966	6,966	—	6,966
— as restated		5,256,084	777,418	860,722	333,085	63,690	2,589,526	9,880,525	812,943	10,693,468
Issuance of A shares	16	765,000	1,120,501	—	—	—	—	1,885,501	—	1,885,501
Contribution from minority shareholders of a subsidiary		—	—	—	—	—	—	—	80,000	80,000
Profit for the period		—	—	—	—	—	467,587	467,587	48,722	516,309
Dividends approved for equity holders of the parent	7	—	—	—	—	—	(210,738)	(210,738)	—	(210,738)
Dividends approved for *minority equity holders of subsidiaries*		—	—	—	—	—	—	—	(4,710)	(4,710)
Balance at 30 June 2005		6,021,084	1,897,919	860,722	333,085	63,690	2,846,375	12,022,875	936,955	12,959,830
Balance at 1 January 2004		5,256,084	778,040	755,700	283,920	60,655	1,982,537	9,116,936	186,586	9,303,522
Profit for the period		—	—	—	—	—	659,136	659,136	24,177	683,313
Acquisition of a subsidiary		—	—	—	—	—	—	—	141,097	141,097
Dividends approved for equity holders of the parent	7	—	—	—	—	—	(183,963)	(183,963)	—	(183,963)
Dividends approved for minority equity holders of subsidiaries		—	—	—	—	—	—	—	(9,514)	(9,514)
Balance at 30 June 2004		5,256,084	778,040	755,700	283,920	60,655	2,457,710	9,592,109	342,346	9,934,455

The notes on pages 24 to 36 form part of this interim financial report.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30 June 2005 (unaudited)
(Expressed in Renminbi)

	Six months ended 30 June	
	2005	2004
	RMB'000	*RMB'000*
Net cash from operating activities	**864,186**	1,074,511
Net cash used in investing activities	**(2,531,270)**	(1,275,234)
Net cash from financing activities	**1,596,245**	815,168
(Decrease)/increase in cash and cash equivalents	**(70,839)**	614,445
Cash and cash equivalents at 1 January	**1,260,127**	568,839
Cash and cash equivalents at 30 June	**1,189,288**	1,183,284

The notes on pages 24 to 36 form part of this interim financial report.

NOTES ON THE UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Renminbi)

(1) Basis of preparation

The interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting" adopted by the International Accounting Standards Board ("IASB"). It was authorised for issuance on 25 August 2005.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2004 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2005 annual financial statements. Details of these changes in accounting policies are set out in note 2.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the group since the 2004 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS").

The interim financial report set out on pages 19 to 36 is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700, "Engagements to review interim financial reports", issued by the Hong Kong Institute of Certified Public Accountants. KPMG's independent review report to the Board of Directors is included on page 37.

The financial information relating to the financial year ended 31 December 2004 that is included in the interim financial report as being previously reported information does not constitute the company's annual financial statements prepared under IFRS for that financial year but is derived from those financial statements. The annual financial statements for the year ended 31 December 2004 are available from the company's legal office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 22 March 2005.

(2) Changes in accounting policies

The IASB has issued a number of new and revised IFRS (which term collectively includes IASs and Interpretations) that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. The Board of Directors has determined the accounting policies expected to be adopted in the preparation of the group's annual financial statements for the year ending 31 December 2005, on the basis of IFRS currently in issue.

The IFRS that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 December 2005 may be affected by the issue of additional interpretation(s) or other changes announced by the IASB subsequent to the date of issuance of this interim report. Therefore the policies that will be applied in the group's financial statements for that period cannot be determined with certainty at the date of issuance of this interim financial report.

The following sets out further information on the changes in accounting policies for the annual accounting period beginning on 1 January 2005 which have been reflected in this interim financial report.

(i) Amortisation of positive and negative goodwill (IFRS 3, Business combinations and IAS 36, Impairment of assets)

In prior periods:

— In respect of business combinations for which the agreement date was before 31 March 2004, positive goodwill was stated at cost less accumulated amortisation and any impairment losses. Amortisation was charged to the income statement from the date of initial recognition on a straight-line basis over the time during which the benefits were expected to be consumed, subject to a maximum of 20 years. The recoverable amount of goodwill was estimated when there was any indication of impairment.

An impairment loss of goodwill was not reversed unless the loss has been caused by a specific external event of an exceptional nature that was not expected to recur, and the increase in recoverable amount related clearly to the reversal of the effect of that specific event.

— In respect of business combinations for which the agreement date was before 31 March 2004, negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, was recognised in the income statement over the weighted average useful life of those assets that were depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired was recognised immediately in the income statement.

(2) Changes in accounting policies *(Continued)*

(i) Amortisation of positive and negative goodwill (IFRS 3, Business combinations and IAS 36, Impairment of assets) *(Continued)*

With effect from 1 January 2005, in accordance with IFRS 3 and IAS 36, the group no longer amortises positive goodwill arising from business combinations. Such goodwill is stated at cost less any accumulated impairment losses. Goodwill is not amortised but is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount. An impairment loss is not reversed.

Also with effect from 1 January 2005 and in accordance with IFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in the income statement as it arises.

The new policy in respect of positive goodwill has been applied prospectively in accordance with the transitional arrangements under IFRS 3. As a result, comparative amounts have not been restated, the cumulative amount of amortisation as at 1 January 2005 has been offset against the cost of the goodwill and no amortisation charge for goodwill has been recognised in the income statement for the six months ended 30 June 2005.

The new policy in respect of negative goodwill has been applied prospectively in accordance with the transitional arrangements under IFRS 3. As a result, comparative amounts have not been restated, the carrying amount of negative goodwill has been derecognised, with a corresponding adjustment to the opening balance of retained profits, and no amortisation for negative goodwill has been recognised in the income statement for the six months ended 30 June 2005.

As a result of the adoption of this accounting policy, the group's amortisation of goodwill and profit after tax, and basic earnings per share for the six months ended 30 June 2005 have been increased by RMB 1,768,000 (six months ended 30 June 2004: nil) and RMB 0.0003 (six months ended 30 June 2004: nil) respectively. The opening balance of retained profits as at 1 January 2005 has been increased by RMB 6,966,000.

(2) Changes in accounting policies *(Continued)*

(ii) Minority interests (IAS 1, Presentation of financial statements and IAS 27, Consolidated and separate financial statements)

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and equity. Minority interests in the results of the group for the year were also separately presented in the income statement as a deduction before arriving at the profit attributable to shareholders.

With effect from 1 January 2005, in order to comply with IAS 1 and IAS 27, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity holders of the parent, and minority interests in the results of the group for the period are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the period between the minority interests and the equity holders of the parent.

The presentation of minority interests in the consolidated balance sheet, income statement and statement of changes in equity for the comparative period has been restated accordingly.

(3) Turnover

Turnover represents the sale of electricity and heat, net of value added tax. Components of the group's turnover is as follows:

	Six months ended 30 June	
	2005	2004
	RMB'000	*RMB'000*
Sale of electricity	**6,254,736**	4,675,389
Sale of heat	**144,712**	91,889
	6,399,448	4,767,278

(4) Net finance costs

	Six months ended 30 June 2005 RMB'000	2004 RMB'000
Interest on bank and other loans	**361,969**	303,851
Less: interest capitalised	**(93,509)**	(43,534)
Net interest expenses	**268,460**	260,317
Less: interest income	**(11,511)**	(6,960)
net gain on derivative financial instruments	**(20,660)**	(24,069)
Net finance costs	**236,289**	229,288

The interest costs have been capitalised at a rate of 5.07% per annum (six months ended 30 June 2004: 4.95% per annum) for construction in progress.

(5) Profit before taxation

Profit before taxation is arrived at after charging:

	Six months ended 30 June 2005 RMB'000	2004 RMB'000
Cost of inventories	**3,851,966**	2,127,061
Amortisation of intangible assets and lease prepayments	**11,008**	11,730
Depreciation	**796,272**	736,549

(6) Income tax

	Six months ended 30 June 2005 RMB'000	2004 RMB'000
Charge for the People's Republic of China ("PRC") enterprise income tax	**162,680**	312,920
Deferred tax expense	**64,164**	20,557
	226,844	333,477

The charge for PRC enterprise income tax is calculated at the rate of 33% (six months ended 30 June 2004: 33%) on the estimated assessable profits of the group for the six months ended 30 June 2005, except for a subsidiary of the Company, which is taxed at a preferential rate of 15%.

(7) Dividends

(i) Dividends attributable to the interim period:

	Six months ended 30 June	
	2005	2004
	RMB'000	*RMB'000*
Interim dividend declared and paid after the interim period of RMB nil per share (six months ended 30 June 2004: RMB0.02)	—	105,122

The 2004 interim dividend has not been recognised as a liability at the balance sheet date.

(ii) Dividends attributable to the previous financial year, approved during the interim period:

	Six months ended 30 June	
	2005	2004
	RMB'000	*RMB'000*
Final dividend in respect of the financial year ended 31 December 2004, approved during the following interim period, of RMB0.035 per share (year ended 31 December 2003: RMB0.035)	**210,738**	183,963

(8) Earnings per share

(i) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent for the six months ended 30 June 2005 of RMB467,587,000 (six months ended 30 June 2004: RMB659,136,000) and the weighted average number of shares in issue during the six months ended 30 June 2005 of 5,893,584,000 (six months ended 30 June 2004: 5,256,084,200).

(ii) Diluted earnings per share

There were no dilutive potential shares in existence during the six months ended 30 June 2004 and 2005.

(9) Construction in progress

The acquisition and transfer of items of construction in progress during the six months ended 30 June 2004 and 2005 are as follows:

	At 30 June 2005 *RMB'000*	At 30 June 2004 *RMB'000*
Through acquisition of subsidiary	—	1,046,319
Additions	**2,040,671**	937,865
Transferred to property, plant and equipment	**(7,622)**	(11,212)

(10) Interest in associates

At 30 June 2005, the group had the following associates, all of which are unlisted and incorporated in the PRC:

Name of associates	Paid up capital *RMB'000*	Proportion of ownership interest: group's effective interest	held by the company	held by subsidiary	Principal activities
Anhui Chizhou Jiuhua Power Generation Company Limited	640,000	40%	40%	—	Development of power plant
Ningxia Power Generation Company (Group) Limited	900,000	31.11%	31.11%	—	Generation and sales of electricity and investment holding
Ningxia Yinglite Zhongning Power Company Limited	111,200	50%	50%	—	Generation and sales of electricity
Sichuan Huayingshan Longtan Coal Company Limited	75,920	36%	—	45%	Development of coal mines and sales of coal
Sichuan Luzhou Chuannan Power Generation Company Limited *	200,000	40%	40%	—	Development of power plant
Huadian Property Co. Ltd. ("Huadian Property") *	550,000	30%	30%	—	Property development

* *Newly set up during the six months ended 30 June 2005.*

According to the articles of association of respective associates, the group has made capital contributions amounting to RMB493,800,000 to these associates during the six months ended 30 June 2005.

(11) Deposits

Pursuant to acquisition agreements dated 14 June 2005 entered into between the company and China Huadian Corporation ("China Huadian"), the company will acquire 97% equity interest in Anhui Huadian Suzhou Power Generation Company Limited and 90% equity interest in Huadian Xinxiang Power Generation Company Limited from China Huadian for considerations of RMB 74.9 million and RMB 90.1 million, respectively. These acquisitions are conditional upon the relevant approvals to be obtained from the PRC State—owned Assets Supervision and Administration Authority.

As at 30 June 2005, the company paid deposits amounting to RMB 49.5 million to China Huadian in this connection.

(12) Trade and bills receivables

	At 30 June 2005 ***RMB'000***	At 31 December 2004 *RMB'000*
Trade and bills receivables for sale of electricity	**1,344,328**	991,515
Trade and bills receivables for sale of heat	**48,346**	58,980
	1,392,674	1,050,495

Receivables from sale of electricity are due within 30 days from the date of billing. Receivables from sale of heat are due within 90 days from the date of billing.

The ageing analysis of trade and bills receivables is as follows:

	At 30 June 2005 ***RMB'000***	At 31 December 2004 *RMB'000*
Within one year	**1,345,358**	1,020,280
Between one and two years	**18,496**	3,030
Between two and three years	**16,439**	25,572
More than three years	**12,381**	1,613
	1,392,674	1,050,495

(13) Cash and cash equivalents

	At 30 June 2005 *RMB'000*	At 31 December 2004 *RMB'000*
Cash at bank and in hand	**1,132,091**	1,203,466
Deposits with banks	**57,197**	56,661
	1,189,288	1,260,127

(14) Bank loans

At 30 June 2005, Weifang Power Plant, a jointly controlled entity, has overdue loans amounting to RMB76,428,000 (the group's proportionate share). These loans are borrowed from China Construction Bank for the construction of 2 x 300MW generating units in Weifang Power Plant which were matured from 1996 to 2000. Weifang Investment Company, one of the joint venture partners of Weifang Power Plant has been negotiating with China Construction Bank for postponing repayments in order to meet the operations needs of Weifang Power Plant. The current interest rate is 5.76% per annum and no penalty interest is levied. The group expects the loans will be repaid by the end of 2005.

(15) Trade and other payables

	At 30 June 2005 *RMB'000*	At 31 December 2004 *RMB'000*
Trade payables	**476,368**	667,055
Payable to contractors	**783,485**	759,644
Others	**735,232**	781,848
	1,995,085	2,208,547

Trade payables are generally due within 30 days from the date of billing. The amounts were not yet due for payment as at 30 June 2005.

(16) Share capital

In January 2005, the company issued its 765,000,000 new A shares with nominal value of Rmb 1 each at an issue price of Rmb 2.52 each for cash. Total net proceeds raised from issuing the A shares amounted to RMB 1,885,501,000, of which RMB 765,000,000 was credited to share capital and the balance of RMB 1,120,501,000 was credited to the capital reserve account.

(17) Material related party transactions

(i) The group had the following material transactions with related parties during the six months ended 30 June 2004 and 2005:

	Six months ended 30 June	
	2005	2004
	RMB'000	*RMB'000*
Construction costs and equipment costs paid and payable to entities controlled by the holding company	—	2,640
Interest expenses	**41,997**	20,700
Net loans obtained from related parties	**250,000**	908,056

(ii) The balances due to related parties are as follows:

	Nature of transactions	**At 30 June 2005 RMB'000**	At 31 December 2004 RMB'000
China Huadian Finance Corporation Limited ("China Huadian Finance")	Loan	**1,228,037**	978,037
Shandong International Trust and Investment Company Limited ("SITIC")	Loan	**510,000**	510,000

(17) Material related party transactions *(Continued)*

(iii) The company acquired 80% equity interest in Sichuan Guangan Power Generation Company Limited from China Huadian for a total consideration of RMB 580,813,000 in January 2004.

(iv) In April 2005, the company, China Huadian and certain fellow subsidiaries jointly set up a company, Huadian Property, in Beijing, the PRC. Huadian Property was incorporated on 8 June 2005 and has a registered capital of Rmb 550 million. The company owns 30% equity interest in Huadian Property with a cost of investment amounting to Rmb 165 million.

(v) For details of deposits paid to China Huadian for acquisitions, please refer to note 11.

(vi) The company is a subsidiary of China Huadian, which itself is owned by the PRC government. The group also conducts business with other enterprises directly or indirectly owned or controlled by the PRC government ("State-owned enterprises"). The related party transactions as disclosed above only refer to transactions with SITIC, China Huadian and enterprises which are under common control of China Huadian. The transactions with other State-owned enterprises are conducted in the ordinary course of business and under normal commercial terms and as such the group believes that meaningful disclosure of related party transactions has been provided in the above.

(18) Capital commitments

(i) The group (excluding jointly controlled entity) had capital commitments outstanding as at 30 June 2005 and 31 December 2004 not provided for in the consolidated financial statements as follows:

	At 30 June 2005 *RMB'000*	At 31 December 2004 *RMB'000*
Contracted for		
— Development of power plants	**8,721,038**	6,185,912
— Investments	**583,640**	796,940
— Improvement projects and others	**205,396**	276,921
	9,510,074	7,259,773
Authorised but not contracted for		
— Development of power plants	**11,383,600**	9,367,247
— Improvement projects and others	**538,140**	567,380
	11,921,740	9,934,627
	21,431,814	17,194,400

(ii) The group's share of the jointly controlled entity's capital expenditure commitments amounted to RMB1,318,578,000 at 30 June 2005 (At 31 December 2004 : RMB312,096,000).

(19) Contingent liabilities

The group and the jointly controlled entity did not have any material contingent liabilities as at 30 June 2005 and 31 December 2004.

(20) Segment reporting

The group and its jointly controlled entity's profits are almost entirely attributable to the generation and sale of electricity in the PRC. Accordingly, no segmental analysis is provided.

INDEPENDENT REVIEW REPORT

To the board of directors of Huadian Power International Corporation Limited

Introduction

We have been instructed by the company to review the interim financial report set out on pages 19 to 36.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34, "Interim Financial Reporting" adopted by the International Accounting Standards Board. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review, which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2005.

KPMG

Certified Public Accountants
Hong Kong, 25 August 2005

CONSOLIDATED BALANCE SHEET

as at 30 June 2005 (unaudited)
(Expressed in Renminbi'000)

	Note	**30 June 2005**	31 December 2004
ASSETS			
Current assets			
Cash at bank and in hand	4	**1,200,141**	1,270,879
Bank acceptance bills receivables		**9,442**	49,633
Trade receivables	5	**1,383,232**	1,000,862
Other receivables	6	**85,291**	96,779
Prepayments	7	**43,546**	349,578
Inventories	8	**534,620**	358,036
Total current assets		**3,256,272**	3,125,767
Long-term investments			
Long-term equity investments	9	**1,334,448**	845,812
Including consolidation difference and equity investment difference		**248,148**	262,827
Fixed assets			
Fixed assets, at cost		**31,010,560**	30,992,853
Less: Accumulated depreciation		**(11,048,453)**	(10,267,481)
Net book value of fixed assets	10	**19,962,107**	20,725,372
Construction materials	11	**2,972,937**	1,881,316
Construction in progress	11	**1,929,457**	1,007,498
Total fixed assets		**24,864,501**	23,614,186
Intangible assets and other assets			
Intangible assets	12	**144,248**	143,276
Investment prepayments	13	**49,500**	—
Total intangible assets and other assets		**193,748**	143,276
Deferred taxation			
Deferred tax assets	21	**47,775**	61,667
Total assets		**29,696,744**	27,790,708

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 51 to 105 form part of this interim financial report.

CONSOLIDATED BALANCE SHEET *(Continued)*

as at 30 June 2005 (unaudited)
(Expressed in Renminbi'000)

	Note	**30 June 2005**	31 December 2004
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Short-term loans	14	**2,448,012**	3,115,847
Bank acceptance bills payables		**79,747**	—
Trade payables	15	**1,180,106**	1,426,699
Wages payables		**53,099**	83,739
Welfare payables		**20,805**	21,813
Taxes payable	16	**253,775**	308,045
Other payables	17	**28,579**	17,551
Other creditors	18	**455,859**	426,171
Long-term loans due within one year	19	**2,525,026**	1,734,175
Total current liabilities		**7,045,008**	7,134,040
Long-term liabilities			
Long-term loans	20	**9,454,025**	9,762,943
Special payables		**98,920**	98,920
Total long-term liabilities		**9,552,945**	9,861,863
Deferred taxation			
Deferred tax liabilities	21	**282,555**	232,082
Total liabilities		**16,880,508**	17,227,985
Minority interests		**872,430**	747,968

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 51 to 105 form part of this interim financial report.

CONSOLIDATED BALANCE SHEET *(Continued)*

as at 30 June 2005 (unaudited)
(Expressed in Renminbi'000)

	Note	30 June 2005	31 December 2004
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)			
Shareholders' equity			
Share capital	22	**6,021,084**	5,256,084
Capital reserve	23(a)	**1,876,119**	755,383
Surplus reserves	23(b)	**1,257,497**	1,257,497
Including statutory public welfare fund		**333,085**	333,085
Retained profits		**2,789,106**	2,545,791
Including cash dividends proposed after the balance sheet date		**—**	210,738
Total shareholders' equity		**11,943,806**	9,814,755
Total liabilities and shareholders' equity		**29,696,744**	27,790,708

This interim financial report is approved by the Board of Directors on 25 August 2005.

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 51 to 105 form part of this interim financial report.

BALANCE SHEET

as at 30 June 2005 (unaudited)
(Expressed in Renminbi'000)

	Note	30 June 2005	31 December 2004
ASSETS			
Current assets			
Cash at bank and in hand	4	**754,356**	485,299
Trade receivables	5	**692,711**	572,929
Other receivables	6	**66,437**	75,436
Prepayments	7	**14,606**	309,571
Inventories	8	**320,388**	183,269
Total current assets		**1,848,498**	1,626,504
Long-term investments			
Long-term equity investments	9	**3,635,989**	2,674,992
Fixed assets			
Fixed assets, at cost		**18,812,867**	18,803,782
Less: Accumulated depreciation		**(7,504,837)**	(7,015,439)
Net book value of fixed assets	10	**11,308,030**	11,788,343
Construction materials	11	**912,178**	501,231
Construction in progress	11	**499,985**	207,100
Total fixed assets		**12,720,193**	12,496,674
Intangible assets and other assets			
Intangible assets	12	**119,675**	121,819
Investment prepayments	13	**49,500**	—
Total intangible assets and other assets		**169,175**	121,819
Deferred taxation			
Deferred tax assets	21	**38,228**	50,411
Total assets		**18,412,083**	16,970,400

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 51 to 105 form part of this interim financial report.

BALANCE SHEET *(Continued)*
as at 30 June 2005 (unaudited)
(Expressed in Renminbi'000)

	Note	30 June 2005	31 December 2004
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Short-term loans	14	**597,712**	1,159,548
Trade payables	15	**369,288**	590,851
Wages payables		**46,982**	80,839
Welfare payables		**9,222**	11,302
Taxes payable	16	**179,012**	255,938
Other payables	17	**21,557**	16,214
Other creditors	18	**161,347**	171,094
Long-term loans due within one year	19	**1,384,310**	1,298,959
Total current liabilities		**2,769,430**	3,584,745
Long-term liabilities			
Long-term loans	20	**3,683,847**	3,555,900
Special payables		**15,000**	15,000
Total long-term liabilities		**3,698,847**	3,570,900
Total liabilities		**6,468,277**	7,155,645
Shareholders' equity			
Share capital	22	**6,021,084**	5,256,084
Capital reserve	23(a)	**1,876,119**	755,383
Surplus reserves	23(b)	**1,257,497**	1,257,497
Including statutory public welfare fund		**333,085**	333,085
Retained profits		**2,789,106**	2,545,791
Including cash dividends proposed after the balance sheet date		—	210,738
Total shareholders' equity		**11,943,806**	9,814,755
Total liabilities and shareholders' equity		**18,412,083**	16,970,400

This interim financial report is approved by the Board of Directors on 25 August 2005.

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 51 to 105 form part of this interim financial report.

CONSOLIDATED INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT

for the six months ended 30 June 2005 (unaudited)
(Expressed in Renminbi'000)

	Note	Six months ended 30 June 2005	2004
Sales from principal activities	25	**6,399,448**	4,767,278
Less: Cost of sales from principal activities		**(4,995,240)**	(3,185,713)
Sales taxes and surcharges	26	**(62,769)**	(54,724)
Profit from principal activities		**1,341,439**	1,526,841
Add: Profit from other operations		**7,736**	4,366
Less: Administrative expenses		**(381,494)**	(284,695)
Financial expenses	27	**(255,758)**	(229,288)
Operating profit		**711,923**	1,017,224
Add: Investment income	28	**9,386**	—
Non-operating income		**11,332**	7,990
Less: Non-operating expenses		**(2,371)**	(4,716)
Profit before income tax		**730,270**	1,020,498
Less: Income tax	29	**(227,045)**	(338,561)
Minority interests		**(49,172)**	(24,294)
Net profit for the period		**454,053**	657,643
Add: Retained profits at the beginning of the period		**2,545,791**	1,947,418
Profits available for distribution to shareholders		**2,999,844**	2,605,061
Less: Ordinary shares' dividend appropriated to shareholders	24(a)	**(210,738)**	(183,963)
Retained profits carried forward		**2,789,106**	2,421,098
Including cash dividends proposed after the balance sheet date	24(b)	**—**	105,122

This interim financial report is approved by the Board of Directors on 25 August 2005.

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 51 to 105 form part of this interim financial report.

INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT

for the six months ended 30 June 2005 (unaudited)
(Expressed in Renminbi'000)

	Note	Six months ended 30 June 2005	2004
Sales from principal activities	25	**3,730,371**	3,121,006
Less: Cost of sales from principal activities		**(2,933,122)**	(1,989,174)
Sales taxes and surcharges	26	**(36,534)**	(37,493)
Profit from principal activities		**760,715**	1,094,339
Add: Profit from other operations		**155**	467
Less: Administrative expenses		**(229,486)**	(177,593)
Financial expenses	27	**(94,773)**	(103,132)
Operating profit		**436,611**	814,081
Add: Investment income	28	**161,164**	110,523
Non-operating income		**1,413**	39
Less: Non-operating expenses		**(876)**	(3,135)
Profit before income tax		**598,312**	921,508
Less: Income tax	29	**(144,259)**	(263,865)
Net profit for the period		**454,053**	657,643
Add: Retained profits at the beginning of the period		**2,545,791**	1,947,418
Profits available for distribution to shareholders		**2,999,844**	2,605,061
Less: Ordinary shares' dividend appropriated to shareholders	24(a)	**(210,738)**	(183,963)
Retained profits carried forward		**2,789,106**	2,421,098
Including cash dividend proposed after the balance sheet date	24(b)	**—**	105,122

This interim financial report is approved by the Board of Directors on 25 August 2005.

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 51 to 105 form part of this interim financial report.

CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30 June 2005 (unaudited)
(Expressed in Renminbi'000)

	Note to the consolidated cash flow statement	**Six months ended 30 June 2005**
Cash flows from operating activities		
Cash received from sales of electricity and heat		7,139,387
Other cash received relating to operating activities		66,451
Sub-total of cash inflows		7,205,838
Cash paid for goods and services		(4,402,062)
Cash paid to and for employees		(458,654)
Cash paid for all types of taxes		(886,362)
Other cash paid relating to operating activities		(233,145)
Sub-total of cash outflows		(5,980,223)
Net cash inflow from operating activities	(i)	1,225,615
Cash flows from investing activities		
Cash received from investment income		253
Net cash received from sales of fixed assets		632
Decrease in fixed deposits		67,948
Other cash received relating to investing activities		11,511
Sub-total of cash inflows		80,344
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(2,000,265)
Increase in fixed deposits		(68,049)
Cash paid for acquisition of investments		(543,300)
Sub-total of cash outflows		(2,611,614)
Net cash outflow from investing activities		(2,531,270)

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 51 to 105 form part of this interim financial report.

CONSOLIDATED CASH FLOW STATEMENT *(Continued)*

for the six months ended 30 June 2005 (unaudited)
(Expressed in Renminbi'000)

	Note to the consolidated cash flow statement	**Six months ended 30 June 2005**
Cash flows from financing activities		
Proceeds from investments		1,973,315
Proceeds from borrowings		4,412,238
Other cash received relating to financing activities		24,939
Sub-total of cash inflows		6,410,492
Repayments of borrowings		(4,598,140)
Cash paid for interest		(361,429)
Cash paid for dividends		(210,738)
Dividends paid to minority shareholders		(1,975)
Other cash paid relating to financing activities		(3,394)
Sub-total of cash outflows		(5,175,676)
Net cash inflow from financing activities		1,234,816
Net decrease in cash and cash equivalents	(ii)	(70,839)

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 51 to 105 form part of this interim financial report.

CONSOLIDATED CASH FLOW STATEMENT *(Continued)*

for the six months ended 30 June 2005 (unaudited)
(Expressed in Renminbi'000)

Notes to the consolidated cash flow statement

(i) Reconciliation of net profit to cash flows from operating activities:

	Six months ended 30 June 2005
Net profit	454,053
Add: Depreciation of fixed assets	781,848
Amortisation of intangible assets	4,075
Amortisation of consolidation difference and equity investment difference	14,679
Net gains on disposal of fixed assets	(48)
Financial expenses	255,758
Investment income	(9,533)
Minority interests	49,172
Increase in net deferred tax liabilities	64,365
Increase in inventories	(176,584)
Increase in operating receivables	(28,265)
Decrease in operating payables	(183,905)
Net cash inflow from operating activities	1,225,615

(ii) Net decrease in cash and cash equivalents:

	Six months ended 30 June 2005
Cash and cash equivalents at the end of the period	1,189,288
Less: Cash and cash equivalents at the beginning of the period	(1,260,127)
Net decrease in cash and cash equivalents	(70,839)

This interim financial report is approved by the Board of Directors on 25 August 2005.

He Gong	Zhu Fangxin	Tao Yunpang
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 51 to 105 form part of this interim financial report.

CASH FLOW STATEMENT

for the six months ended 30 June 2005 (unaudited)
(Expressed in Renminbi'000)

	Note to the cash flow statement	**Six months ended 30 June 2005**
Cash flows from operating activities		
Cash received from sales of electricity and heat		4,244,752
Other cash received relating to operating activities		3,956
Sub-total of cash inflows		4,248,708
Cash paid for goods and services		(2,593,278)
Cash paid to and for employees		(301,942)
Cash paid for all types of taxes		(581,158)
Other cash paid relating to operating activities		(167,408)
Sub-total of cash outflows		(3,643,786)
Net cash inflow from operating activities	(i)	604,922
Cash flows from investing activities		
Cash received from investment income		14,599
Net cash received from sales of fixed assets		621
Decrease in fixed deposits		67,948
Other cash received relating to investing activities		8,209
Sub-total of cash inflows		91,377
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(718,901)
Increase in fixed deposits		(68,049)
Cash paid for acquisition of investments		(863,300)
Sub-total of cash outflows		(1,650,250)
Net cash outflow from investing activities		(1,558,873)

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 51 to 105 form part of this interim financial report.

CASH FLOW STATEMENT *(Continued)*

for the six months ended 30 June 2005 (unaudited)
(Expressed in Renminbi'000)

	Note to the cash flow statement	**Six months ended 30 June 2005**
Cash flows from financing activities		
Proceeds from investments		1,893,315
Proceeds from borrowings		1,939,538
Other cash received relating to financing activities		24,939
Sub-total of cash inflows		3,857,792
Repayments of borrowings		(2,288,076)
Cash paid for interest		(132,677)
Cash paid for dividends		(210,738)
Other cash paid relating to financing activities		(3,394)
Sub-total of cash outflows		(2,634,885)
Net cash inflow from financing activities		1,222,907
Net increase in cash and cash equivalents	(ii)	268,956

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 51 to 105 form part of this interim financial report.

CASH FLOW STATEMENT *(Continued)*

for the six months ended 30 June 2005 (unaudited)
(Expressed in Renminbi'000)

Notes to the cash flow statement

(i) Reconciliation of net profit to cash flows from operating activities:

	Six months ended 30 June 2005
Net profit	454,053
Add: Depreciation of fixed assets	489,738
Amortisation of intangible assets	3,603
Amortisation of equity investment difference	14,355
Net gains on disposal of fixed assets	(38)
Financial expenses	94,773
Investment income	(175,519)
Decrease in deferred tax assets	12,183
Increase in inventories	(137,119)
Decrease in operating receivables	179,332
Decrease in operating payables	(330,439)
Net cash inflow from operating activities	604,922

(ii) Net increase in cash and cash equivalents:

	Six months ended 30 June 2005
Cash and cash equivalents at the end of the period	743,503
Less: Cash and cash equivalents at the beginning of the period	(474,547)
Net increase in cash and cash equivalents	268,956

This interim financial report is approved by the Board of Directors on 25 August 2005.

He Gong	Zhu Fangxin	Tao Yunpang
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 51 to 105 form part of this interim financial report.

NOTES ON THE INTERIM FINANCIAL REPORT (UNAUDITED)

(Expressed in Renminbi)

1 Company status

Huadian Power International Corporation Limited (hereinafter referred to as the "Company") is a joint stock company limited by shares established in the People's Republic of China (the "PRC") on 28 June 1994 pursuant to the approval document (*Ti Gai Sheng [1994] No. 76 - Reply on the approval for the establishment of* Shandong International Power Development Company Limited) issued by the former State Commission for Economic Restructuring of the PRC. The Company had a registered share capital of Rmb 3,825,056,200, divided into 3,825,056,200 ordinary shares of Rmb 1 each. At the same date, the Company's joint promoters, namely Shandong Electric Power (Group) Corporation ("SEPCO"), Shandong International Trust and Investment Corporation, Shandong Luneng Development (Group) Company Limited, China Power Trust and Investment Company Limited and Zaozhuang City Infrastructure Investment Company, injected all assets (except parcels of land) and liabilities, together with certain construction in progress, of two power plants in Zouxian and Shiliquan of Shandong Province into the Company. In return, these joint promoters were being allotted the entire share capital mentioned above.

Pursuant to the document (Zheng Jian Fa [1998] No. 317) issued by the Securities Commission of the State Council on 15 December 1998, the Company was authorised to issue H shares and its registered share capital had been increased to 5,256,084,200 ordinary shares of Rmb 1 each, comprising of 3,825,056,200 domestic shares (representing 72.77% of the total share capital) and 1,431,028,000 H shares (representing 27.23% of the total share capital). The Company's 1,431,028,000 H shares were successfully listed on The Stock Exchange of Hong Kong Limited in June 1999.

On 1 April 2003, SEPCO, the Company's former holding company, transferred its 53.56% equity interest in the Company to China Huadian Corporation ("China Huadian"), a wholly state-owned enterprise. China Huadian thus became the Company's holding company after the change in equity interest.

The Company changed its name from "Shandong International Power Development Company Limited" to "Huadian Power International Corporation Limited" pursuant to a resolution passed on the general meeting held on 24 June 2003. On 1 November 2003, the Company obtained a new business licence for body corporate (Qi Gu Lu Zong Zi No. 003922).

1 Company status *(Continued)*

The Company, its subsidiaries and jointly controlled entity are principally engaged in power generation and heat supply activities. Electricity generated is transmitted to power grid companies of provinces in which the power plants are located. In January 2005, the Company was approved by China Securities Regulatory Commission, with Zheng Jian Fa Xing Zi [2005] No. 2, to issue 765,000,000 A shares. Registered capital of ordinary shares with par value of Rmb 1 each was increased to 6,021,084,200 shares. The new A shares include 196,000,000 unlisted state-owned shares. The remaining 569,000,000 A shares were listed on the Shanghai Stock Exchange on 3 February 2005.

2 Basis of preparation of interim financial report and significant accounting policies

The significant accounting policies adopted by the Company, its subsidiaries and jointly controlled entity in proportionate consolidation ("the Group") in the preparation of the interim financial report conform to the Accounting Standards for Business Enterprises, the Accounting Regulations for Business Enterprises and the relevant regulations issued by the Ministry of Finance ("MOF") of the People's Republic of China.

For details of the names, principal activities, registered capital, investment costs, percentage of each class of equity held by the Company and the period of consolidation of the Group's subsidiaries and jointly controlled entity, please refer to note 33.

(a) Accounting year

The accounting year of the Group is from 1 January to 31 December.

(b) Basis of consolidation

The Group's consolidated financial statements are prepared in accordance with the Accounting Regulations for Business Enterprises and Cai Kuai Zi [1995] No. 11 "Provisional regulations on consolidated financial statements" issued by the MOF.

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries. Subsidiaries are those entities in which the Company directly or indirectly, holds more than 50% (50% not inclusive) of the issued share capital, or has the power to control despite the issued share capital held by the Company is less than 50%. The results of the subsidiaries during the period in which the Company holds more than 50% of the issued share capital or the Company has the power to control despite the issued share capital held is less than 50%, are included in the consolidated income statement of the Group. The effect of minority interests on equity and profit/loss attributable to minority interests are separately shown in the consolidated financial statements.

2 Basis of preparation of interim financial report and significant accounting policies *(Continued)*

(b) Basis of consolidation *(Continued)*

A jointly controlled entity is an enterprise over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Company's proportionate share of the jointly controlled entity's assets, liabilities, revenue, costs and expenses with items of similar nature on a line by line basis.

Where the accounting policies adopted by the subsidiaries or the jointly controlled entity are different from the policies adopted by the Company, the financial statements of the subsidiaries and the jointly controlled entity have been adjusted in accordance with the accounting policies adopted by the Company on consolidation. All significant inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation.

(c) Basis of preparation and measurement basis

The Group's basis of preparation is on an accrual basis. Unless specifically stated, the measurement basis is under the historical cost convention.

(d) Reporting currency

The Group's reporting currency is Renminbi.

(e) Translation of foreign currencies

Foreign currency transactions during the period are translated into Renminbi at the exchange rates quoted by the People's Bank of China and other exchange rates recognised by the state ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the exchange rates quoted by the People's Bank of China and other exchange rates recognised by the state ruling at the balance sheet date. Exchange gains and losses on foreign currency translation, except for the exchange gains and losses directly relating to the construction of fixed assets (see note 2(j)), are dealt with in the income statement.

(f) Cash equivalents

Cash equivalents are short-term, highly liquid investments which are readily convertible into known amounts of cash, and which are subject to an insignificant risk of change in value.

2 Basis of preparation of interim financial report and significant accounting policies *(Continued)*

(g) Provision for bad and doubtful debts

The provision for bad and doubtful debts is estimated by management based on individual trade receivables which show signs of uncollectibility and an ageing analysis. Provision for other receivables is determined based on their specific nature and management's estimate of their collectibility.

(h) Inventories

Inventories, comprising coal, fuel oil, materials, components and spare parts are stated at cost, less provision for obsolescence. Cost includes cost of purchase and, where applicable, transportation cost and handling fee. The cost of coal and fuel oil is calculated on the weighted average basis. The cost of materials, components and spare parts is calculated on the first-in-first-out basis.

The Group adopts a perpetual inventory system.

(i) Long-term equity investments

Long-term investments are stated at the lower of the carrying amount and the recoverable amount. A provision for impairment which is determined on an item by item basis is made on the difference between the carrying amount and the recoverable amount if the latter amount is lower.

Where the Company has the power to control, jointly control or exercise significant influence over an investee enterprise, the investment is accounted for under the equity method of accounting whereby the investment is initially recorded at cost and adjusted thereafter for any post acquisition change in the Company's share of the investors' equity in the investee enterprise.

Equity investment difference, which is the difference between the initial investment cost and the Company's share of investors' equity in the investee enterprise, is accounted for as follows:

– Any excess of the initial investment cost over the Company's share of the investors' equity in the investee enterprise is amortised on a straight-line basis. The amortisation period is determined according to the investment period as stipulated in the relevant agreement, or 10 years if the investment period is not specified in the agreement. The unamortised balance is included in long-term equity investments at the period end.

2 Basis of preparation of interim financial report and significant accounting policies *(Continued)*

(i) Long-term equity investments *(Continued)*

- Any shortfall of the initial investment cost over the Company's share of the investors' equity in the investee enterprise is amortised on a straight-line basis if the investment was acquired before the MOF's issuance of the "Questions and answers on implementing Accounting Regulations for Business Enterprises and related accounting standards (II)" (Cai Kuai [2003] No. 10). The amortisation period is determined according to the investment period as stipulated in the relevant agreement, or 10 years if the investment period is not specified in the agreement. The unamortised balance is included in long-term equity investments at the period end. Such shortfalls are recognised in the "Capital reserve - reserve for equity investment" if the investment was acquired after the issuance of Cai Kuai [2003] No. 10.

An associate is a company in which the Group or the Company holds, for long-term purposes, not less than 20% but not more than 50% of its equity interests and exercises significant influence in its management.

Where the Group and the Company does not control, jointly control or exercise significant influence over an investee enterprise, the investment is accounted for under the cost method, stating it at the initial investment cost. Investment income is recognised when the investee enterprise declares a cash dividend or distributes profits.

Upon the disposal or transfer of long-term equity investments, the difference between the proceeds received and the carrying amount of the investments is recognised in the income statement.

The Group makes provision for impairment losses on long-term equity investments (see note 2(m)).

(j) Fixed assets and construction in progress

Fixed assets are assets with comparatively high unit values held by the Group for use in the production of electricity and heat and for administrative purposes. They are expected to be used for more than one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(m)). Construction in progress is stated in the balance sheet at cost less impairment losses (see note 2(m)).

2 Basis of preparation of interim financial report and significant accounting policies *(Continued)*

(j) Fixed assets and construction in progress *(Continued)*

All direct and indirect costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalised as construction in progress. Those costs include borrowing costs (including foreign exchange differences arising from the loan principal and the related interest) on specific borrowings for the construction of the fixed assets during the construction period.

Construction in progress is transferred to fixed assets when it is ready for its intended use. No depreciation is provided against construction in progress.

Fixed assets are depreciated using the straight-line method over their estimated useful lives. The respective estimated useful lives and the estimated rate of residual values on cost adopted for the Group's fixed assets are as follows:

	Estimated useful life	Estimated rate of residual value
Land use rights and buildings	15 - 50 years	0 % - 3%
Generators and related machinery and equipment	10 - 20 years	3%
Others	5 - 10 years	3%

(k) Operating lease charges

Rental payments under operating leases are charged as expenses on a straight-line basis over the lease term.

(l) Intangible assets

Intangible assets mainly represent land use right.

Land use right are stated in the balance sheet at cost less accumulated amortisation and impairment losses (see note 2(m)).

The cost of the land use right is amortised on a straight-line basis over the land use right period.

2 Basis of preparation of interim financial report and significant accounting policies *(Continued)*

(m) Impairment loss

The carrying amounts of assets (including long-term investments, fixed assets, construction in progress, intangible assets and other assets) are reviewed regularly at each balance sheet date to determine whether their recoverable amounts have declined below their carrying amounts. Assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is the impairment loss.

The recoverable amount is the greater of the net selling price and the present value of the estimated future cash flows arising from the continuous use of the asset and from the disposal of the asset at the end of its useful life.

Provision for impairment loss is calculated on an item by item basis and recognised as an expense in the income statement. However, when a deficit between the initial investment cost and the Company's share of the investors' equity of the investee enterprise has been credited to the capital reserve, any impairment losses for long-term equity investment are firstly set off against the difference initially recognised in the capital reserve relating to the investment and any excess impairment losses are then recognised in the income statement.

If there is an indication that there has been a change in the estimates used to determine the recoverable amount and as a result the estimated recoverable amount is greater than the carrying amount of the asset, the impairment loss recognised in prior year is reversed. Reversals of impairment losses are recognised in the income statement. Impairment losses are reversed to the extent of the asset's carrying amount that would have been determined as no impairment loss had been recognised in prior years. In respect of the reversal of an impairment loss for a long-term equity investment, the reversal starts with the impairment losses that had previously been recognised in the income statement and then the impairment losses that had been charged to capital reserve.

2 Basis of preparation of interim financial report and significant accounting policies *(Continued)*

(n) Income tax

Income tax is recognised using the tax effect accounting method. Income tax for the period comprises current tax paid and payable and movement of deferred tax assets and liabilities.

Current tax is calculated at the applicable tax rate on taxable income.

Deferred tax is provided using the liability method for the differences between the accounting profits and the taxable profits arising from the timing differences in recognising income, expenses or losses between the accounting and tax regulations. When the tax rate changes or a new type of tax is levied, adjustments are made to the amounts originally recognised for the timing differences under the liability method. The current tax rates are used in arriving at the reversal amounts when the timing differences are reversed.

Deferred tax assets arising from tax losses, which are expected to be utilised against future taxable profits, are set off against the deferred tax liabilities (only for the same taxpayer within the same jurisdiction). When it is not probable that the tax benefits of deferred tax assets will be realised, the deferred tax assets are reduced to the extent that the related benefits are expected to be realised.

(o) Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made.

Where it is not probable that the settlement of the above obligation will cause an outflow of economic benefits, or the amount of the outflow cannot be estimated reliably, the obligation is disclosed as a contingent liability.

(p) Special payables

Special payables are fund granted by the state specially for environmental protection purposes. The funds are recognised as special payables when received. Upon the completion of the related projects, the fund will be transferred to capital reserve.

(q) Revenue recognition

When it is probable that the economic benefits will flow to the Group and the revenue and costs can be measured reliably, revenue is recognised in the income statement according to the following methods:

2 Basis of preparation of interim financial report and significant accounting policies *(Continued)*

(q) Revenue recognition *(Continued)*

(i) Electricity income

Electricity income is recognised when electricity is supplied to the respective provincial grid companies where the power plants are located.

(ii) Heat income

Heat income is recognised when heat is supplied to customers.

(r) Borrowing costs

Borrowing costs incurred on specific borrowings for the construction of fixed assets are capitalised into the cost of the fixed assets during the construction period until the fixed assets are ready for their intended uses.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(s) Major overhaul, repair and maintenance expenses

Major overhaul, repair and maintenance expenses are recognised in the income statement when incurred.

(t) Dividends appropriation

Cash dividends are recognised in the income statement and profit appropriation statement when declared. Cash dividends approved after the balance sheet date, but before the date on which the financial statements are authorised for issue, are separately disclosed in the shareholders' equity in the balance sheet.

(u) Retirement benefits

Pursuant to the relevant laws and regulations in the PRC, the Group has joined a defined contribution retirement plan for the employees arranged by governmental organisations. The Group makes contributions to the retirement scheme at the applicable rates based on the employees' salaries. The required contributions under the retirement plans are charged to the income statement when they are due.

(v) Related parties

If the Group has the power, directly or indirectly, to control, jointly control or exercise significant influence over another party, or vice versa, or where the Group and one or more parties are subject to common control from another party, they are considered to be related parties. Related parties may be individuals or enterprises.

2 Basis of preparation of interim financial report and significant accounting policies *(Continued)*

(w) Fair value hedges

Where a derivative financial instrument hedges the change in fair value of a recognised asset or liability, any gain or loss on the hedging instrument is recognised in the income statement. The hedged item is stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

3 Taxation

The types of tax and tax rates applicable to the Group are as follows:

	Tax rate	Tax basis
Value added tax ("VAT")		
– Sales of electricity	17%	based on sales
– Sales of heat	13%	based on sales
City maintenance and construction tax	5 - 7%	based on VAT payable
Income tax *(Note)*	15%, 33%	based on taxable income

Note: The income tax rates applicable to the Group are mainly 33% for the six months ended 30 June 2004 and 2005, except for Sichuan Guangan Power Generation Company Limited ("Guangan Company").

The preferential tax treatments of the Group for the six months ended 30 June 2004 and 2005 are mainly set out below:

Company name	Preferential tax rate	Reasons for preferential treatment
Guangan Company	15%	Enterprise income tax preferential policies on the development of the Western Region

Pursuant to the Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Relevant Issues Concerning Tax Preferential Policies on the Development of the Western Region (Cai Shui [2001] No. 202) and the Notice of the State Administration of Taxation on Opinions Regarding the Implementation of Taxation Policies on the Development of the Western Region (Guo Shui Fa [2002] No. 47), during the period from 2001 to 2010, upon verification and confirmation by tax authorities, enterprises may enjoy a reduced enterprise income tax rate of 15%. In accordance with the approval document issued by the State Administration of Taxation of Sichuan Province, Guangan Company's enterprise income tax rate for the six months ended 30 June 2004 and 2005 had been reduced to 15%.

4 Cash at bank and in hand

	The Group				The Company			
	30 June 2005		31 December 2004		30 June 2005		31 December 2004	
	Original currency '000	Renminbi/ Renminbi equivalent '000	Original currency '000	Renminbi/ Renminbi equivalent '000	Original currency '000	Renminbi/ Renminbi equivalent '000	Original currency '000	Renminbi/ Renminbi equivalent '000
Cash in hand								
– Renminbi		914		3,801		788		1,406
Saving accounts and fixed deposits with banks (within three months)								
– Renminbi		1,188,317		1,256,266		742,658		473,081
– US Dollars	6	48	6	48	6	48	6	48
– HK Dollars	8	9	11	12	8	9	11	12
		1,188,374		1,256,326		742,715		473,141
Cash and cash equivalents		1,189,288		1,260,127		743,503		474,547
Fixed deposits with banks (over three months)								
– Renminbi		10,853		10,752		10,853		10,752
		1,200,141		1,270,879		754,356		485,299

The foreign currency saving accounts and fixed deposits with banks and other financial institutions are translated into Renminbi at the following exchange rates:

	30 June 2005	31 December 2004
US Dollars	8.2765	8.2765
HK Dollars	1.0649	1.0637

5 Trade receivables

	The Group		The Company	
	30 June 2005	31 December 2004	**30 June 2005**	31 December 2004
	'000	*'000*	***'000***	*'000*
Trade receivables for the sale of electricity	**1,343,926**	961,758	**692,711**	572,929
Trade receivables for the sale of heat	**40,896**	40,694	**—**	—
	1,384,822	1,002,452	**692,711**	572,929
Less: Provision for bad and doubtful debts	**(1,590)**	(1,590)	**—**	—
Total	**1,383,232**	1,000,862	**692,711**	572,929

The analysis of provision for bad and doubtful debts is as follows:

	The Group	
	30 June 2005	31 December 2004
	'000	*'000*
Balance at 1 January	**1,590**	—
Charge for the period/year	**—**	1,590
Balance at 30 June/31 December	**1,590**	1,590

5 Trade receivables *(Continued)*

The ageing analysis of trade receivables is as follows:

	The Group							
	30 June 2005				31 December 2004			
Ageing	Amount '000	Proportion	Provision '000	Proportion	Amount '000	Proportion	Provision '000	Proportion
Within one year	1,335,916	96.5%	–	–	970,647	96.8%	–	–
Between one and two years	18,569	1.4%	73	0.4%	3,189	0.3%	159	5.0%
Between two and three years	17,304	1.2%	865	5.0%	26,918	2.7%	1,346	5.0%
Over three years	13,033	0.9%	652	5.0%	1,698	0.2%	85	5.0%
Total	1,384,822	100%	1,590	0.1%	1,002,452	100%	1,590	0.2%

	The Company							
	30 June 2005				31 December 2004			
Ageing	Amount '000	Proportion	Provision '000	Proportion	Amount '000	Proportion	Provision '000	Proportion
Within one year	692,711	100%	–	–	572,929	100%	–	–

No evidence indicated that recoverability problem exists for the trade receivables aged within one year, therefore no provision for bad and doubtful debts has been made in this regard.

Total of the five largest trade receivables are as follows:

	30 June 2005		31 December 2004	
	Amount '000	Percentage of trade receivables	Amount '000	Percentage of trade receivables
The Group	1,377,397	99%	997,996	99%
The Company	692,711	100%	572,929	100%

There is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of trade receivables.

The Group had no individually significant trade receivables been fully or substantially provided for.

The Group had no individually significant write back or write off of trade receivables, which had been fully or substantially provided for in prior years.

6 Other receivables

	The Group		The Company	
	30 June 2005	31 December 2004	**30 June 2005**	31 December 2004
	'000	*'000*	***'000***	*'000*
Amounts due from related parties	**—**	—	**37,617**	37,096
Others	**97,404**	108,892	**32,448**	41,968
	97,404	108,892	**70,065**	79,064
Less: Provision for bad and doubtful debts	**(12,113)**	(12,113)	**(3,628)**	(3,628)
Total	**85,291**	96,779	**66,437**	75,436

Analysis of provision for bad and doubtful debts is as follows:

	The Group		The Company	
	30 June 2005	31 December 2004	**30 June 2005**	31 December 2004
Balance at 1 January	**12,113**	11,239	**3,628**	4,332
Transfer from acquisition of subsidiaries	**—**	2,957	**—**	—
Written back during the period/year	**—**	(2,083)	**—**	(704)
Balance at 30 June/ 31 December	**12,113**	12,113	**3,628**	3,628

6 Other receivables *(Continued)*

The ageing analysis of other receivables is as follows:

The Group

Ageing	30 June 2005 Amount '000	Proportion	Provision '000	Proportion	31 December 2004 Amount '000	Proportion	Provision '000	Proportion
Within one year	62,208	63.9%	1,094	1.8%	86,634	79.6%	1,103	1.3%
Between one and two years	16,626	17.1%	9	0.1%	3,708	3.4%	2	0.1%
Between two and three years	405	0.4%	9	2.2%	385	0.4%	7	1.8%
Over three years	18,165	18.6%	11,001	60.6%	18,165	16.6%	11,001	60.6%
Total	97,404	100%	12,113	12.4%	108,892	100%	12,113	11.1%

The Company

Ageing	30 June 2005 Amount '000	Proportion	Provision '000	Proportion	31 December 2004 Amount '000	Proportion	Provision '000	Proportion
Within one year	62,268	88.8%	67	0.1%	72,223	91.4%	68	0.1%
Between one and two years	4,211	6.0%	—	—	3,276	4.1%	2	0.1%
Between two and three years	34	0.1%	9	26.5%	14	—	7	50%
Over three years	3,552	5.1%	3,552	100%	3,551	4.5%	3,551	100%
Total	70,065	100%	3,628	5.2%	79,064	100%	3,628	4.6%

Total of the five largest other receivables are as follows:

	30 June 2005 Amount '000	Percentage of other receivables	31 December 2004 Amount '000	Percentage of other receivables
The Group	38,769	39.8%	43,091	39.6%
The Company	40,925	58.4%	41,199	52.1%

6 Other receivables *(Continued)*

There is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

The Group and the Company had no individually significant other receivables been substantially provided for.

The Group and the Company had no individually significant write back or write off of other receivables, which had been fully or substantially provided for in prior years.

7 Prepayments

	The Group		The Company	
	30 June 2005 '000	31 December 2004 '000	**30 June 2005 '000**	31 December 2004 '000
Prepayments to related parties	**—**	—	**2,120**	2,716
Others	**43,546**	349,578	**12,486**	306,855
	43,546	349,578	**14,606**	309,571

	The Group				The Company			
	30 June 2005		31 December 2004		**30 June 2005**		31 December 2004	
Ageing	**Amount '000**	**Proportion**	Amount '000	Proportion	**Amount '000**	**Proportion**	Amount '000	Proportion
Within one year	**32,379**	**74%**	342,558	98%	**3,439**	**24%**	304,904	98%
Between one and two years	**11,167**	**26%**	7,020	2%	**11,167**	**76%**	4,667	2%
Total	**43,546**	**100%**	349,578	100%	**14,606**	**100%**	309,571	100%

There is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of prepayments.

Prepayments aged over one year mainly represent deposit for future purchase and prepaid rentals.

8 Inventories

	The Group		The Company	
	30 June 2005	31 December 2004	**30 June 2005**	31 December 2004
	'000	*'000*	***'000***	*'000*
Coal	**335,049**	155,869	**195,882**	58,741
Fuel oil	**29,086**	39,712	**15,797**	23,250
Materials, components and spare parts	**237,753**	229,723	**167,464**	160,033
	601,888	425,304	**379,143**	242,024
Less: Provision for diminution in value of inventories	**(67,268)**	(67,268)	**(58,755)**	(58,755)
	534,620	358,036	**320,388**	183,269

Provision for diminution in value of inventories represents provision for obsolescence for materials, components and spare parts.

Provision for diminution in value of inventories

	The Group		The Company	
	30 June 2005	31 December 2004	**30 June 2005**	31 December 2004
	'000	*'000*	***'000***	*'000*
Balance at 1 January	**67,268**	64,551	**58,755**	58,422
Transfer from acquisition of subsidiaries	**—**	1,633	**—**	—
Charge for the period/year	**—**	1,084	**—**	333
Balance at 30 June/ 31 December	**67,268**	67,268	**58,755**	58,755

8 Inventories *(Continued)*

Cost of inventories recognised in cost of sales and expenses are as follows:

	Six months ended 30 June	
	2005	2004
	'000	*'000*
The Group	**3,851,966**	2,127,061
The Company	**2,224,139**	1,280,718

All inventories are purchased.

9 Long-term equity investments

The Group

	Investments in associates	Other equity investments	Consolidation difference and equity investment difference	Total
	'000	*'000*	*'000*	*'000*
Cost of investment				
Balance at 1 January 2005	407,346	175,639	262,827	845,812
Additions for the period	493,800	—	—	493,800
Adjustments under equity method	9,768	—	—	9,768
Amortisation for the period	—	—	(14,679)	(14,679)
Dividends receivable	(253)	—	—	(253)
Balance at 30 June 2005	910,661	175,639	248,148	1,334,448

9 Long-term equity investments *(Continued)*

The Company

	Investments in subsidiaries *'000*	Investments in jointly controlled entity *'000*	Investments in associates *'000*	Other equity investments *'000*	Equity investment difference *'000*	Total *'000*
Cost of investment						
Balance at 1 January 2005	1,742,359	128,236	373,186	172,939	258,272	2,674,992
Additions for the period	320,000	—	493,800	—	—	813,800
Adjustments under equity method	156,036	9,950	9,768	—	—	175,754
Amortisation for the period	—	—	—	—	(14,355)	(14,355)
Dividends receivable	(13,949)	—	(253)	—	—	(14,202)
Balance at 30 June 2005	2,204,446	138,186	876,501	172,939	243,917	3,635,989

No impairment losses was made for any individually significant long-term equity investment.

The details of subsidiaries, jointly controlled entity and associates of the Company are listed in note 33.

9 Long-term equity investments *(Continued)*

(a) At 30 June 2005, the investments in principal subsidiaries of the Company are analysed as follows:

	Guangan Company '000	Huadian Qingdao Power Company Limited ("Qingdao Company") '000	Huadian Zibo Power Company Limited ("Zibo Company") '000	Huadian Zhangqiu Power Company Limited ("Zhangqiu Company") '000	Huadian Tengzhou Xinyuan Power Company Limited ("Tengzhou Company") '000	Other subsidiaries '000	Total '000
Percentage of equity interest held by the Company	80%	55%	100%	70%	54.49%		
Investment period	Nil	20 years	Nil	Nil	Nil		
Initial investment cost							
– At 30 June 2005	900,813	248,318	254,800	126,000	133,620	63,322	1,726,873
Cost of investment							
Balance at 1 January 2005	630,223	478,490	291,119	142,461	127,897	72,169	1,742,359
Add: Additions for the period	320,000	–	–	–	–	–	320,000
Adjustments under equity method	116,205	21,380	6,641	8,709	(923)	4,024	156,036
Less: Dividends receivable	–	–	–	(10,080)	(467)	(3,402)	(13,949)
Balance at 30 June 2005	1,066,428	499,870	297,760	141,090	126,507	72,791	2,204,446

(b) At 30 June 2005, the investment in the principal jointly controlled entity of the Company is analysed as follows:

	Weifang Power Plant *'000*
Percentage of equity interest held by the Company	30%
Investment period	15 years
Initial investment cost	
– At 30 June 2005	193,983
Cost of investment	
Balance at 1 January 2005	128,236
Add: Adjustments under equity method	9,950
Balance at 30 June 2005	138,186

9 Long-term equity investments *(Continued)*

(c) At 30 June 2005, the investments in principal associates of the Group and the Company are listed as follows:

Associates	Investment period	Initial investment cost '000 (At 30 June 2005)	Percentage of equity interest held by the Group	Balance at 1 January 2005 '000	Additions for the period '000	Adjustments under equity method '000	Dividends receivable '000	Balance at 30 June 2005 '000
The Company								
Ningxia Yinglite Zhongning Power Company Limited ("Zhongning Company")	25 years (construction period excluded)	85,600	50%	25,600	60,000	6,792	—	92,392
Ningxia Power Generation Company (Group) Limited ("Ningxia Power Company")	Nil	280,000	31.11%	168,386	112,000	2,976	(253)	283,109
Anhui Chizhou Jinhua Power Generation Company Limited ("Chizhou Company")	30 years	258,940	40%	179,200	76,800	—	—	256,000
Sichuan Luzhou Chuannan Power Generation Company Limited ("Luzhou Company")	25 years	80,000	40%	—	80,000	—	—	80,000
Huadian Property Co. Ltd. ("Huadian Property")	Nil	165,000	30%	—	165,000	—	—	165,000
The Company total		869,540		373,186	493,800	9,768	(253)	876,501
Sichuan Huayingshan Longtan Coal Company Limited ("Longtan Coal Company")	Nil	34,160	36%	34,160	—	—	—	34,160
The Group total		903,700		407,346	493,800	9,768	(253)	910,661

9 Long-term equity investments *(Continued)*

(d) At 30 June 2005, the investments in principal other equity investments are listed as follows:

Name of investee enterprise	Investment period	Initial investment cost '000 (At 30 June 2005)	Percentage of equity interest	Balance at 1 January 2005/ 30 June 2005 '000
The Company				
Shandong Luneng Heze Coal Power Development Company Limited	50 years	91,339	18.4%	91,339
Shandong Luneng Minerals Group Company Limited	Nil	69,000	7.04%	69,000
Shanxi Jinzhongnan Railway Coal Distribution Company Limited	Nil	12,600	14%	12,600
The Company total		172,939		172,939
Others		2,700	—	2,700
The Group total		175,639		175,639

9 Long-term equity investments *(Continued)*

(e) At 30 June 2005, the consolidation difference and equity investment difference of the Group and the Company are listed as follows:

	Guangan Company '000	Qingdao Company '000	Weifang Power Plant '000	Chizhou Company '000	Others '000	The Company total '000	Zibo Company '000	The Group total '000
Amortisation period	10 years	15 years	15 years	10 years			10 years	
Consolidation difference and equity investment difference								
Balance at 1 January 2005/ 30 June 2005	29,436	90,412	235,706	2,940	37,556	396,050	6,506	402,556
Accumulated amortisation								
Balance at 1 January 2005	(2,944)	(33,149)	(82,498)	(123)	(19,064)	(137,778)	(1,951)	(139,729)
Amortisation for the period	(1,471)	(3,014)	(7,857)	(147)	(1,866)	(14,355)	(324)	(14,679)
Balance at 30 June 2005	(4,415)	(36,163)	(90,355)	(270)	(20,930)	(152,133)	(2,275)	(154,408)
Net book value:								
Balance at 30 June 2005	25,021	54,249	145,351	2,670	16,626	243,917	4,231	248,148
Balance at 31 December 2004	26,492	57,263	153,208	2,817	18,492	258,272	4,555	262,827

At 30 June 2005, the Group's proportion of the total long-term investments to the net assets was 11.2% (31 December 2004: 8.6%).

10 Fixed assets

	The Group			
	Land use rights and buildings '000	Generators and related machinery and equipment '000	Others '000	Total '000
Cost:				
Balance at 1 January 2005	7,936,257	22,421,212	635,384	30,992,853
Additions for the period	693	833	10,019	11,545
Transfer from construction in progress *(Note 11)*	—	6,499	1,123	7,622
Disposals for the period	(923)	—	(537)	(1,460)
Balance at 30 June 2005	7,936,027	22,428,544	645,989	31,010,560
Accumulated depreciation:				
Balance at 1 January 2005	(2,206,411)	(7,764,739)	(296,331)	(10,267,481)
Charge for the period	(179,432)	(567,524)	(34,892)	(781,848)
Written back on disposal	340	—	536	876
Balance at 30 June 2005	(2,385,503)	(8,332,263)	(330,687)	(11,048,453)
Net book value:				
Balance at 30 June 2005	5,550,524	14,096,281	315,302	19,962,107
Balance at 31 December 2004	5,729,846	14,656,473	339,053	20,725,372

10 Fixed assets *(Continued)*

	The Company			
	Land use rights and buildings '000	Generators and related machinery and equipment '000	Others '000	Total '000
Cost:				
Balance at 1 January 2005	3,920,184	14,443,541	440,057	18,803,782
Additions for the period	692	215	5,021	5,928
Transfer from construction in progress *(Note 11)*	—	3,306	774	4,080
Disposals for the period	(923)	—	—	(923)
Balance at 30 June 2005	3,919,953	14,447,062	445,852	18,812,867
Accumulated depreciation:				
Balance at 1 January 2005	(1,411,271)	(5,417,354)	(186,814)	(7,015,439)
Charge for the period	(95,403)	(374,258)	(20,077)	(489,738)
Written back on disposal	340	—	—	340
Balance at 30 June 2005	(1,506,334)	(5,791,612)	(206,891)	(7,504,837)
Net book value:				
Balance at 30 June 2005	2,413,619	8,655,450	238,961	11,308,030
Balance at 31 December 2004	2,508,913	9,026,187	253,243	11,788,343

The original cost of the fixed assets that have been fully depreciated but are still in use was:

	30 June 2005 '000	31 December 2004 '000
The Group	**1,235,317**	1,137,597
The Company	**778,450**	687,574

At 30 June 2005, the Group and the Company have no temporarily idle fixed assets.

11 Construction materials and construction in progress

Construction materials of the Group and the Company are mainly prepayment for purchase of equipment.

Major construction materials and construction in progress of the Group and the Company are as follows:

Project	Budgeted amount '000	Balance at 1 January 2005 '000	Additions '000	Transfer to fixed assets '000	Balance at 30 June 2005 '000	Percentage of completion	Source of funding	Capitalisation of borrowing costs during the period '000
The Company								
Zouxian Power Plant Phase IV generating units	8,490,000	66,779	165,735	–	232,514	2.7%	Bank loans and self-financing	1,321
Ningxia Ningwu Power Plant generating units	5,145,230	51,531	68,061	–	119,592	2.3%	Bank loans and self-financing	1,592
Construction materials		501,231	410,947	–	912,178	–	Bank loans and self-financing	7,760
Desulphurisation, technical improvement projects and others		88,790	63,169	(4,080)	147,879	–	Self-financing	–
Total for the Company		708,331	707,912	(4,080) (note 10)	1,412,163			10,673
Subsidiaries								
Guangan Company Phase III generating units	4,490,000	74,761	89,936	–	164,697	3.7%	Bank loans and self-financing	2,657
Qingdao Company Phase II generating units	2,502,550	225,554	184,052	–	409,606	16%	Bank loans and self-financing	3,624
Construction materials		1,220,387	644,233	–	1,864,620	–	Bank loans and self-financing	34,595

11 Construction materials and construction in progress *(Continued)*

Project	Budgeted amount '000	Balance at 1 January 2005 '000	Additions '000	Transfer to fixed assets '000	Balance at 30 June 2005 '000	Percentage of completion	Source of funding	Capitalisation of borrowing costs during the period '000
Desulphurisation, technical improvement projects and others		443,658	303,942	(3,542)	744,058	—	Bank loans and self-financing	15,734
Sub-total for subsidiaries		1,964,360	1,222,163	(3,542)	3,182,981			56,610
Share of jointly controlled entity								
Weifang Power Plant Phase II generating units	1,545,000	34,039	44,097	—	78,136	5.1%	Bank loans and self-financing	1,514
Construction materials		159,698	36,441	—	196,139	—	Bank loans and self-financing	4,802
Desulphurisation, technical improvement projects and others		22,386	10,589	—	32,975	—	Bank loans and self-financing	441
Sub-total for share of jointly controlled entity		216,123	91,127	—	307,250			6,757
Total for the Group		2,888,814	2,021,202	(7,622)	4,902,394			74,040
				(note 10)				(note 27)

The borrowing costs for the period have been capitalised at an average rate of 5.11% (six months ended 30 June 2004: 4.95%).

12 Intangible assets

	The Group '000	The Company '000
Cost:		
Balance at 1 January 2005	175,082	150,306
Additions	5,047	1,459
Balance at 30 June 2005	180,129	151,765
Accumulated depreciation:		
Balance at 1 January 2005	(31,806)	(28,487)
Charge for the period	(4,075)	(3,603)
Balance at 30 June 2005	(35,881)	(32,090)
Net book value:		
Balance at 30 June 2005	144,248	119,675
Balance at 31 December 2004	143,276	121,819

Intangible assets mainly represent land use rights. Land use rights included in intangible assets are those not yet developed or those developed before the adoption of Accounting Regulations for Business Enterprises.

All land use rights (including those recorded in fixed assets, construction in progress and intangible assets) are mainly obtained through acquisition, except for those in Weifang Power Plant, Qingdao Company and Guangan Company, which are granted by the state.

At 30 June 2005, the remaining amortisation period of land use rights are ranging from 7 to 67 years.

13 Investment prepayments

The balance at 30 June 2005 represented the investment prepayments paid to China Huadian for acquisition of its 97% equity interest in Anhui Huadian Suzhou Power Generation Company Limited and 90% equity interest in Huadian Xinxiang Power Generation Company Limited.

Except for the balance disclosed on note 30, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of investment prepayments.

14 Short-term loans

	The Group					
	30 June 2005			31 December 2004		
	Interest rate	**Original currency '000**	**Renminbi/ Renminbi equivalent '000**	Interest rate	Original currency '000	Renminbi/ Renminbi equivalent '000
Short-term bank loans						
— Renminbi	**4.70%-5.58%**		**2,006,160**	4.54%-5.58%		1,740,160
— US Dollars	**4.33%-4.39%**	**17,139**	**141,852**	2.30%-2.76%	100,000	827,650
Short-term Renminbi other loans *(Note)*	**5.02%**		**300,000**	4.54%-4.78%		548,037
			2,448,012			3,115,847

14 Short-term loans *(Continued)*

	The Company					
	30 June 2005			31 December 2004		
	Interest rate	Original currency '000	Renminbi/ Renminbi equivalent '000	Interest rate	Original currency '000	Renminbi/ Renminbi equivalent '000
Short-term bank loans						
— Renminbi	4.70%- 5.22%		423,860	5.02%		133,861
— US Dollars	4.33%- 4.39%	17,139	141,852	2.30%- 2.76%	100,000	827,650
Short-term Renminbi other loans *(Note)*	5.02%		32,000	4.54%		198,037
			597,712			1,159,548

Note: Short-term Renminbi other loans

	The Group		The Company	
	30 June 2005 '000	31 December 2004 '000	30 June 2005 '000	31 December 2004 '000
China Huadian Finance Corporation Limited ("Huadian Finance")	300,000	248,037	—	198,037
Other loans from related parties	—	—	32,000	—
Others	—	300,000	—	—
	300,000	548,037	32,000	198,037

The other loans borrowed from Huadian Finance, a subsidiary of China Huadian, bear interest at rates quoted from the People's Bank of China for same periods less 10%.

14 Short-term loans *(Continued)*

The above foreign currency loans are translated into Renminbi at the following exchange rate:

	30 June 2005	31 December 2004
US Dollars	**8.2765**	8.2765

All the above short-term loans are unsecured.

There is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of short-term loans.

15 Trade payables

	The Group		The Company	
	30 June 2005 '000	31 December 2004 '000	**30 June 2005 '000**	31 December 2004 '000
Amount due to related parties	**—**	—	**21,543**	—
Others	**1,180,106**	1,426,699	**347,745**	590,851
	1,180,106	1,426,699	**369,288**	590,851

There is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of trade payables.

At 31 December 2004 and 30 June 2005, all the trade payables of the Group are due within one year, no individual significant trade payable are aged more than three years.

16 Taxes payable

	The Group		The Company	
	30 June 2005	31 December 2004	**30 June 2005**	31 December 2004
	'000	*'000*	***'000***	*'000*
VAT payable	**151,739**	192,660	**108,907**	148,981
City maintenance and construction tax payable	**12,112**	16,699	**8,823**	13,978
Enterprise income tax payable	**78,396**	84,681	**51,583**	74,380
Enterprise income tax recoverable	**(1,510)**	(9,210)	**—**	—
Others	**13,038**	23,215	**9,699**	18,599
Total	**253,775**	308,045	**179,012**	255,938

17 Other payables

Other payables mainly represent payable for education surcharge.

Education surcharge is calculated base on 3% - 4% of VAT payable.

18 Other creditors

	The Group		The Company	
	30 June 2005	31 December 2004	**30 June 2005**	31 December 2004
	'000	*'000*	***'000***	*'000*
Amount due to related parties	**—**	—	**20,662**	48,000
Amount due to independent construction companies	**201,638**	246,362	**38,738**	48,458
Others	**254,221**	179,809	**101,947**	74,636
	455,859	426,171	**161,347**	171,094

Amount due to independent construction companies mainly represents construction and quality guarantee deposits.

There is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other creditors.

At 31 December 2004 and 30 June 2005, there are no individual significant other creditors of the Group and the Company aged over three years.

19 Long-term loans due within one year

	The Group				The Company			
	30 June 2005		31 December 2004		30 June 2005		31 December 2004	
	Original currency '000	Renminbi/ Renminbi equivalent '000	Original currency '000	Renminbi/ Renminbi equivalent '000	Original currency '000	Renminbi/ Renminbi equivalent '000	Original currency '000	Renminbi/ Renminbi equivalent '000
Bank loans due within one year								
— Renminbi		1,656,928		1,041,428		600,000		690,000
— US Dollars	32,300	267,331	32,300	267,331	32,000	264,848	32,000	264,848
Shareholder loan due within one year								
— Renminbi		510,000		335,000		510,000		335,000
State loan due within one year								
— US Dollars	1,143	9,462	1,101	9,111	1,143	9,462	1,101	9,111
Other loans due within one year								
— Renminbi		62,206		62,206		–		–
— US Dollars	2,308	19,099	2,308	19,099		–		–
		2,525,026		1,734,175		1,384,310		1,298,959
		(note 20(b))		(note 20(b))		(note 20(b))		(note 20(b))

The above foreign currency loans are translated into Renminbi at the following exchange rate:

	30 June 2005	31 December 2004
US Dollars	8.2765	8.2765

Please refer to note 20 for details of loans.

20 Long-term loans

(a) Details of repayment periods of long-term loans are as follows:

	The Group		The Company	
	30 June 2005 '000	31 December 2004 '000	**30 June 2005 '000**	31 December 2004 '000
Bank loans				
— Between one year to two years	**1,662,147**	1,863,331	**960,074**	564,848
— Between two years to five years	**4,606,629**	4,414,719	**1,551,060**	1,394,560
— Over five years	**1,913,711**	2,222,025	**200,000**	642,000
	8,182,487	8,500,075	**2,711,134**	2,601,408
Shareholder loan *(Note (i))*				
— Between one year to two years	**—**	175,000	**—**	175,000
State loan *(Note (ii))*				
— Between one year to two years	**10,210**	9,831	**10,210**	9,831
— Between two years to five years	**35,715**	34,380	**35,715**	34,380
— Over five years	**28,751**	35,281	**28,751**	35,281
	74,676	79,492	**74,676**	79,492
Other loans *(Note (iii))*				
— Between one year to two years	**829,098**	99,102	**700,000**	—
— Between two years to five years	**367,764**	899,720	**198,037**	700,000
— Over five years	**—**	9,554	**—**	—
	1,196,862	1,008,376	**898,037**	700,000
	9,454,025	9,762,943	**3,683,847**	3,555,900

Except for the balance disclosed on note 30, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.

20 Long-term loans

(b) Details of long-term loans are as follows:

The Group

		30 June 2005		31 December 2004	
	Interest rates and periods	Original currency '000	Renminbi/ Renminbi equivalent '000	Original currency '000	Renminbi/ Renminbi equivalent '000
Long-term bank loans					
Renminbi loans	Interest rates mainly ranging from 4.78% to 6.12% per annum as at 30 June 2005 (2004: 4.78% to 5.85%), with maturity up to 2021		8,830,699		9,226,698
US Dollars loans	Interest rates mainly ranging from 4.67% to 4.84% per annum as at 30 June 2005 (2004: 3.94%), with maturity up to 2017	154,177	1,276,047	70,336	582,136
			10,106,746		9,808,834
Shareholder loan *(Note (i))*					
Renminbi loans	Interest rates mainly at 5.76% per annum as at 30 June 2005 (2004: 5.76%), with maturity up to 2006		510,000		510,000
State loan *(Note (ii))*					
US Dollars loans	Interest rates mainly at 2.86% per annum as at 30 June 2005 (2004: 2.05%), with maturity up to 2012	10,166	84,138	10,705	88,603
Other loans *(Note (iii))*					
Renminbi loans	Interest rates mainly ranging from 4.94% to 5.76% per annum as at 30 June 2005 (2004: 4.94% to 5.76%), with maturity up to 2008		1,182,663		984,627
US Dollars loans	Interest rates mainly at 5.04% per annum as at 30 June 2005 (2004: 3.41%), with maturity up to 2010	11,539	95,504	12,693	105,054
			1,278,167		1,089,681
			11,979,051		11,497,118
Less: Long-term loans due within one year (note 19)			(2,525,026)		(1,734,175)
			9,454,025		9,762,943

20 Long-term loans *(Continued)*

(b) Details of long-term loans are as follows: *(Continued)*

The Company

	Interest rates and periods	30 June 2005 Original currency '000	30 June 2005 Renminbi/ Renminbi equivalent '000	31 December 2004 Original currency '000	31 December 2004 Renminbi/ Renminbi equivalent '000
Long-term bank loans					
Renminbi loans	Interest rates mainly ranging from 4.94% to 5.51% per annum as at 30 June 2005 (2004: 4.94% to 5.51%), with maturity up to 2010		**2,351,060**		3,026,560
US Dollars loans	Interest rates mainly ranging from 4.67% to 4.84% per annum as at 30 June 2005 (2004: 3.94%), with maturity up to 2007	**148,000**	**1,224,922**	64,000	529,696
			3,575,982		3,556,256
Shareholder loan *(Note (i))*					
Renminbi loans	Interest rates mainly at 5.76% per annum as at 30 June 2005 (2004: 5.76%), with maturity up to 2006		**510,000**		510,000
State loan *(Note (ii))*					
US Dollars loans	Interest rates mainly at 2.86% per annum as at 30 June 2005 (2004: 2.05%), with maturity up to 2012	**10,166**	**84,138**	10,705	88,603
Other loans *(Note (iii))*					
Renminbi loans	Interest rates mainly at 5.18% per annum as at 30 June 2005 (2004: 4.94%), with maturity up to 2008		**898,037**		700,000
			5,068,157		4,854,859
Less: Long-term loans due within one year (note 19)			**(1,384,310)**		(1,298,959)
			3,683,847		3,555,900

20 Long-term loans *(Continued)*

(b) Details of long-term loans are as follows: *(Continued)*

The above foreign currency loans are translated into Renminbi at the following exchange rate:

	30 June 2005	31 December 2004
US Dollars	8.2765	8.2765

Notes:

(i) Shareholder loan

Balance of shareholder loan is analysed as follows:

	The Group		*The Company*	
	30 June 2005 '000	*31 December 2004 '000*	***30 June 2005 '000***	*31 December 2004 '000*
Shandong International Trust and Investment Company Limited ("SITIC")	***510,000***	*510,000*	***510,000***	*510,000*

Shareholder loan borrowed from SITIC bear interest at rates quoted from the People's Bank of China for same periods.

(ii) State loan

The loan is originated from a loan facility of US$310 million granted by the International Bank for Reconstruction and Development (the "World Bank") to the PRC state government pursuant to a loan agreement entered into 1992, to finance the Zouxian Phase III project. According to the terms of the aforesaid loan agreement, the PRC state government on-lent the loan facility to the Shandong Provincial Government which in turn on-lent it to Shandong Electric Power (Group) Corporation ("SEPCO"). Pursuant to a notice from the Finance Office of Shandong Province dated 5 August 1997 and as formally agreed by the World Bank, part of the loan facility in the principal amount of US$278.25 million was made available by the Shandong Provincial Government to the Company. The repayment of this loan is guaranteed by SEPCO.

20 Long-term loans *(Continued)*

(b) Details of long-term loans are as follows: *(Continued)*

Notes: (continued)

(iii) Other loans

Balance of other loans is analysed as follows:

	The Group		The Company	
	30 June 2005 '000	31 December 2004 '000	30 June 2005 '000	31 December 2004 '000
Huadian Finance	928,037	730,000	898,037	700,000
Others	350,130	359,681	—	—
	1,278,167	1,089,681	898,037	700,000

Other loans borrowed from Huadian Finance bear interest at rates quoted from the People's Bank of China for same periods less 10%.

(c) Terms of long-term loans are analysed as follows:

	The Group		The Company	
	30 June 2005 '000	31 December 2004 '000	30 June 2005 '000	31 December 2004 '000
On credit	8,700,926	8,236,773	4,984,019	4,766,256
Guaranteed by SEPCO	84,138	88,603	84,138	88,603
Guaranteed by third parties	1,513,987	1,691,742	—	—
Secured	1,680,000	1,480,000	—	—
	11,979,051	11,497,118	5,068,157	4,854,859
Less: Long-term loans due within one year	(2,525,026)	(1,734,175)	(1,384,310)	(1,298,959)
	9,454,025	9,762,943	3,683,847	3,555,900

The secured loans are secured by the income stream in respect of the sale of electricity of a subsidiary.

20 Long-term loans *(Continued)*

(d) At 30 June 2005, Weifang Power Plant, a jointly controlled entity, has overdue loans amounting to Rmb 76,428,000 (the Company's proportionate share). These loans are borrowed from China Construction Bank for the construction of 2 x 300MW generating units in Weifang Power Plant which were matured from 1996 to 2000. Weifang Investment Company, one of the joint venture partner of Weifang Power Plant, has been negotiating with China Construction Bank for postponing repayments in order to meet the operations needs of Weifang Power Plant. The current interest rate is 5.76% per annum and no penalty interest is levied. The Company expects the loans will be repaid by the end of 2005.

21 Deferred tax

Deferred tax assets/(liabilities) are attributable to tax effect of the following items:

	The Group		The Company	
	30 June 2005 *'000*	31 December 2004 *'000*	**30 June 2005 *'000***	31 December 2004 *'000*
Deferred tax assets:				
Preliminary expenses	**10,484**	12,537	**1,570**	1,914
Provision for inventories, trade receivables and other receivables	**26,289**	26,289	**20,588**	20,588
Depreciation	**1,160**	1,160	**1,160**	1,160
Others	**17,023**	28,862	**14,910**	26,749
	54,956	68,848	**38,228**	50,411
Set-off within legal tax units and jurisdictions	**(7,181)**	(7,181)	**—**	—
Total deferred tax assets	**47,775**	61,667	**38,228**	50,411
Deferred tax liabilities:				
Depreciation	**(289,736)**	(239,263)	**—**	—
Set-off within legal tax units and jurisdictions	**7,181**	7,181	**—**	—
Total deferred tax liabilities	**(282,555)**	(232,082)	**—**	—
Net deferred tax (liabilities)/ assets	**(234,780)**	(170,415)	**38,228**	50,411

22 Share capital

	30 June 2005 *'000*	31 December 2004 *'000*
Registered, issued and paid up capital:		
3,825,056,200 domestic shares of Rmb 1 each	**3,825,056**	3,825,056
1,431,028,000 H shares of Rmb 1 each	**1,431,028**	1,431,028
765,000,000 A shares of Rmb 1 each	**765,000**	—
	6,021,084	5,256,084

All the domestic shares, H shares and A shares rank pari passu in all material respects.

The paid up domestic shares was verified by Shangdong Jining Public Accounting Firm. The capital verification report Kuai Shi (Zou) Yan Zi No. 102 was issued on 18 June 1994.

The paid up H shares was verified by KPMG Huazhen. The capital verification report KPMG-C-(1999) CV No. 0005 was issued on 30 August 1999.

The paid up A shares was verified by KPMG Huazhen. The capital verification report KPMG-A-(2005) CR No. 0005 was issued on 28 January 2005.

23 Capital reserve, statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve

(a) Capital reserve

The movement of capital reserve is as follows:

	The Group and the Company		
	Share premium '000	Others '000	Total '000
At 1 January 2004	747,941	6,837	754,778
Additions	—	605	605
At 31 December 2004	747,941	7,442	755,383
Additions	1,120,501	235	1,120,736
At 30 June 2005	1,868,442	7,677	1,876,119

Share premium represents the net premium received from the issuance of H shares and A shares in June 1999 and January 2005 respectively.

(b) The movement of statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve are as follow:

	The Group and the Company			
	Statutory surplus reserve '000	Statutory public welfare fund '000	Discretionary surplus reserve '000	Total '000
At 1 January 2004	756,322	283,920	60,655	1,100,897
Profit appropriations	104,400	52,200	—	156,600
Transfer to discretionary surplus reserve	—	(3,035)	3,035	—
At 31 December 2004/ 30 June 2005	860,722	333,085	63,690	1,257,497

23 Capital reserve, statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve *(Continued)*

(c) Profit appropriations

(i) Appropriation is determined in accordance with the related rules and regulations in the Company Law of the PRC and the Company's articles of association.

(ii) According to the Company's articles of association, the Company is required to appropriate at least 10% of its profit after taxation, as determined under PRC Accounting Standards and Regulations, to the statutory surplus reserve until the reserve balance reaches 50% of the registered share capital. The appropriation to the statutory surplus reserve must be made before distribution of dividend to shareholders.

The statutory surplus reserve can be used to make good previous years' losses, if any, or to increase the share capital provided that the balance after such issue is not less than 25% of the registered share capital.

(iii) According to the Company's articles of association, the Company is required to appropriate 5% to 10% (at the discretion of the Board of Directors) of its profit after taxation as determined under PRC Accounting Standards and Regulations to the statutory public welfare fund. The use of this fund is restricted to the provision of employees' collective welfare benefits, for example, construction of staff dormitories, staff canteens and other staff welfare facilities. The fund is non-distributable, other than on the Company's liquidation. The appropriation to the statutory public welfare fund must be made before distribution of dividend to shareholders.

(iv) Pursuant to PRC Accounting Regulations for Business Enterprises, statutory public welfare fund is transferred to discretionary surplus reserve upon utilisation for the collective benefits of the employees.

(v) For the six months ended 30 June 2005, the Company did not make appropriations to statutory surplus reserve, statutory public welfare fund or discretionary surplus reserve.

For details of distribution of dividend, please refer to note 24.

(vi) According to the articles of association of the Company, the retained profits available for distribution are the lower of the amounts determined under PRC Accounting Standards and Regulations applicable to the Company and the amount determined under International Financial Reporting Standards ("IFRS") or the applicable financial regulations of the place in which the Company is listed (if the financial statements of the Group is not prepared under IFRS).

24 Dividends

(a) Dividends paid for the six months ended 30 June 2004 and 2005 are as follows:

	Six months ended 30 June	
	2005	2004
	'000	*'000*
Final dividend of Rmb 0.035 per share for year 2004	**210,738**	—
Final dividend of Rmb 0.035 per share for year 2003	—	183,963
	210,738	183,963

(b) Dividends not provided for the six months ended 30 June 2004 and 2005:

	Six months ended 30 June	
	2005	2004
	'000	*'000*
Interim dividend of Rmb 0.02 per share for the year 2004	—	105,122

Dividend is recognised as a liability in the period of declaration.

25 Sales from principal activities

Sales from principal activities represent revenues from sale of electricity and heat, net of VAT, and are summarised as follow:

	The Group		The Company	
	Six months ended 30 June		Six months ended 30 June	
	2005	2004	**2005**	2004
	'000	*'000*	***'000***	*'000*
Revenue from sale of electricity	**6,254,736**	4,675,389	**3,730,371**	3,121,006
Revenue from sale of heat	**144,712**	91,889	**—**	—
	6,399,448	4,767,278	**3,730,371**	3,121,006

Revenues from sale of electricity and heat of the Group are subject to VAT based on the invoiced amounts at 17% and 13% respectively (output VAT). SEPCO, Sichuan Province Power Company and purchasers of heat are liable to pay output VAT together with the invoiced amounts. VAT paid for purchase of raw materials by the Group (input VAT) can be netted off against output VAT received from sale of electricity and heat.

Total sales from top five customers of the Group and the Company, and the percentage over sales from principal activities are as follow:

	Six months ended 30 June			
	2005		2004	
	Total sales	**Percentage over sales from principal activities**	Total sales	Percentage over sales from principal activities
	'000		*'000*	
The Group	**6,352,455**	**99.3%**	4,751,606	99.7%
The Company	**3,730,371**	**100%**	3,121,006	100%

26 Sales taxes and surcharges

	The Group		The Company	
	Six months ended 30 June		Six months ended 30 June	
	2005	2004	**2005**	2004
	'000	*'000*	***'000***	*'000*
City maintenance and construction tax	**39,855**	37,959	**23,249**	26,243
Education surcharge	**22,914**	16,765	**13,285**	11,250
	62,769	54,724	**36,534**	37,493

27 Financial expenses

	The Group		The Company	
	Six months ended 30 June		Six months ended 30 June	
	2005	2004	**2005**	2004
	'000	*'000*	***'000***	*'000*
Interest incurred	**361,969**	303,851	**134,315**	132,578
Less: Interest capitalised	**(74,040)**	(43,534)	**(10,673)**	—
Net interest expenses	**287,929**	260,317	**123,642**	132,578
Interest income	**(11,511)**	(6,960)	**(8,209)**	(5,377)
Net revaluation gain on derivative financial instruments (note)	**(20,660)**	(24,069)	**(20,660)**	(24,069)
Total	**255,758**	229,288	**94,773**	103,132

Note: In order to hedge with the foreign currency risk at repayment of the USD loans, the Company entered into several foreign currency forward contracts with bank. The gain from the revaluation on the foreign currency forward contracts and the loss from the hedged items are both recognised in the income statement.

28 Investment income

	The Group		The Company	
	Six months ended 30 June		Six months ended 30 June	
	2005	2004	**2005**	2004
	'000	*'000*	***'000***	*'000*
Long-term equity investment income				
— Accounted for under the equity method	**9,533**	—	**175,519**	124,731
Amortisation of equity investment difference	**(147)**	—	**(14,355)**	(14,208)
Total	**9,386**	—	**161,164**	110,523

There is no material restriction on the Company to obtain the remittance of investment income.

29 Income tax

Income tax in the income statement represents:

	The Group		The Company	
	Six months ended 30 June		Six months ended 30 June	
	2005	2004	**2005**	2004
	'000	*'000*	***'000***	*'000*
Current taxation				
Charge for PRC enterprise income tax for the period	**162,680**	312,920	**132,076**	256,794
Deferred taxation				
Original and reversal of temporary differences	**64,365**	25,641	**12,183**	7,071
	227,045	338,561	**144,259**	263,865

For six months ended 30 June 2004 and 2005, enterprise income tax was calculated at 15% or 33% on taxable profits (note 3). There is no material deferred taxation not recognised by the Group and the Company.

30 Related parties and material related party transactions

(a) Related parties having the ability to exercise control over the Group

Company name	Registered address	Principal operation	Relationship with the Company	Type of enterprise	Authorised representative
China Huadian	Beijing, the PRC	Development, construction and operation management of electricity related business, organisation of production and sale of electricity and heat	Holding company	State-owned enterprise	He Gong

(b) Registered capital and its movement of the related parties having the ability to exercise control over the Group

Company name	*'000*
China Huadian	12,000,000

There was no change in registered share capital of China Huadian for the six months ended 30 June 2005.

(c) Shareholding and its movement of related parties having the ability to exercise control over the Group

	Balance at 1 January 2005		Additions		Balance at 30 June 2005	
Company name	thousand shares	%	thousand shares	%	thousand shares	%
China Huadian	2,815,075	53.56	196,000	(3.55)	3,011,175	50.01

30 Related parties and material related party transactions *(Continued)*

(d) Related parties not having the ability to exercise control over the Group

Related parties not having the ability to exercise control over the Group up to 30 June 2005 were:

Company name	Relationship with the Company
SITIC	holding 15.00% shareholding in the Company
China Huadian Engineering (Group) Corporation	a subsidiary of China Huadian
Huadian Finance	a subsidiary of China Huadian

(e) The Board of Directors of the Company are of the opinion that the following material transactions were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

		Six months ended 30 June	
	Note	**2005** **'000**	2004 *'000*
Construction costs	(i)	**—**	2,640
Interest expenses	(ii)	**41,997**	20,700
Net loans borrowed from related parties	(ii)	**250,000**	908,056

Notes:

(i) *The amount represented construction cost paid and payables to China Huadian Engineering (Group) Corporation.*

In December 2003, Qingdao Company entered into a construction agreement with China Huadian Engineering (Group) Corporation and ALSTOM Power Norway AS in respect of the construction work of a sea water de-sulphur project in Qingdao Company for a consideration of US$5,790,000.

(ii) *Loans borrowed from SITIC and Huadian Finance are set out in notes 14 and 20.*

30 Related parties and material related party transactions *(Continued)*

(f) **In January 2004, the Company acquired 80% equity interest in Guangan Company from China Huadian for a total consideration of Rmb 580,800,000.**

(g) **In April 2005, the Company, China Huadian and certain fellow subsidiaries jointly set up a company, Huadian Property, in Beijing, the PRC. Huadian Property was established on 8 June 2005 and has registered capital Rmb 550 million. The Company owns 30% equity interest in Huadian Property with a cost of investment amounting to Rmb 165 million.**

(h) **On 31 December 2004 and 30 June 2005, the Group and the Company had no balance due to/from related parties, except for loans payable to related parties as disclosed on notes 14 and 20 and investment prepayments paid to related parties as disclosed on note 13.**

31 Capital commitments

The capital commitments of the Company and the Group (not including jointly controlled entity) are as follows:

	The Group		The Company	
	30 June 2005	31 December 2004	**30 June 2005**	31 December 2004
	'000	*'000*	***'000***	*'000*
Contracted for	**9,510,074**	7,259,773	**5,152,590**	3,799,415
Authorised but not contracted for	**11,921,740**	9,934,627	**8,835,683**	5,661,312
	21,431,814	17,194,400	**13,988,273**	9,460,727

The Group's proportionate share of the jointly controlled entity's capital expenditure commitments:

	30 June 2005	31 December 2004
	'000	*'000*
The Group's proportionate share of the jointly controlled entity's capital expenditure commitments	**1,318,578**	312,096

These capital commitments relate to purchase of fixed assets and capital contributions to the Group's investments and interests in associates.

32 Operating lease commitments

According to those non-cancellable operating lease agreements in respect of land and buildings, the total future minimum lease payments of the Group and the Company are as follows:

	30 June 2005 *'000*	31 December 2004 *'000*
Within one year	**34,378**	34,778
Between one and two years	**30,178**	30,178
Between two and three years	**30,178**	30,178
Over three years	**578,412**	593,501
	673,146	688,635

Pursuant to an agreement, the Company is leasing certain land from the Shandong Provincial Government for a term of 30 years with effect from 1 September 1997. The annual rental will be adjusted every five years thereafter with an upward adjustment of not more than 30% of the previous year's rental. The current annual rental effective from 1 January 2001 is Rmb 30,178,000. The future minimum lease payments in respect of the land is calculated based on the existing annual rental of Rmb 30,178,000.

33 Subsidiaries, jointly controlled entity and associates

The particulars of subsidiaries, jointly controlled entity and associates of the Group at 30 June 2005 are as follows:

(i) Subsidiaries

Company	Registered capital '000	Percentage of equity interest held by the Group %	Percentage of equity interest held by the Company %	Percentage of equity interest held by subsidiaries %	Cost of investment '000	Consolidation period	Principal activities
Guangan Company	1,100,000	80	80	—	900,813	From 2004	Generation and sale of electricity
Zibo Company	254,800	100	100	—	254,800	From 2001	Generation and sale of electricity and heat
Qingdao Company	380,000	55	55	—	248,318	From 1999	Generation and sale of electricity and heat
Tengzhou Company	245,000	54.49	54.49	—	133,620	From 2002	Generation and sale of electricity and heat
Zhangqiu Company	180,000	70	70	—	126,000	From 2002	Generation and sale of electricity
Zoucheng Lunan Electric Power Technology Development Company Limited	26,047	90	90	—	23,447	From 1997	Provision of services to Zouxian Power Plant

33 Subsidiaries, jointly controlled entity and associates *(Continued)*

The particulars of subsidiaries, jointly controlled entity and associates of the Group at 30 June 2005 are as follows: *(Continued)*

(i) Subsidiaries *(Continued)*

Company	Registered capital	Percentage of equity interest held by the Group	Percentage of equity interest held by the Company	Percentage of equity interest held by subsidiaries	Cost of investment	Consolidation period	Principal activities
	'000	%	%	%	*'000*		
Zaozhuang Shiliquan Electric Power Industry Company Limited	19,989	90	90	—	15,675	From 1997	Provision of services to Shiliquan Power Plant
Huadian International Shandong Materials Company Limited	30,000	94	40	60	12,000	From 2004	Procurement of materials
Huadian Qingdao Heat Company Limited	20,000	55	55	—	11,000	From 2004	Sale of heat
Huadian International Shandong Project Management Company Limited	3,000	94	40	60	1,200	From 2004	Provision of power construction project management and advisory services

33 Subsidiaries, jointly controlled entity and associates *(Continued)*

The particulars of subsidiaries, jointly controlled entity and associates of the Group at 30 June 2005 are as follows: *(Continued)*

(ii) Jointly controlled entity

Company	Registered capital '000	Percentage of equity interest held by the Company %	Cost of investment '000	Consolidation period	Principal activities
Weifang Power Plant	—	30	193,983	From 1999	Generation and sale of electricity

Weifang Power Plant was not registered as a company as at 30 June 2005, so there is no registered capital on that date.

(iii) Associates

Company	Registered capital '000	Percentage of equity interest held by the Group %	Percentage of equity interest held by the Company %	Percentage of equity interest held by subsidiaries %	Cost of investment '000	Principal activities
Ningxia Power Company	900,000	31.11	31.11	—	280,000	Generation and sale of electricity and investment holding
Chizhou Company	640,000	40	40	—	258,940	Development of power plant
Huadian Property	550,000	30	30	—	165,000	Property development
Zhongning Company	111,200	50	50	—	85,600	Generation and sale of electricity
Luzhou Company	200,000	40	40	—	80,000	Development of power plant
Longtan Coal Company	75,920	36	—	45	34,160	Development of coal mines and sales of coal

34 Contingent liabilities

At 30 June 2005, the Company provided guarantees to banks for loans granted to certain subsidiaries amounting to Rmb 1,170,730,000.

35 Extraordinary gain and loss

According to requirements of "Questions and answers on the preparation of information disclosures of companies issuing public shares No. 1 - extraordinary gain and loss" (2004 revised), extraordinary gain and loss of the Group and the Company are set out below:

	The Group		The Company	
	Six months ended 30 June		Six months ended 30 June	
	2005	2004	**2005**	2004
	'000	*'000*	***'000***	*'000*
Extraordinary gain and loss for the period				
Non-operating income	**11,332**	7,990	**1,413**	39
Non-operating expenses	**(2,371)**	(4,716)	**(876)**	(3,135)
Net revaluation gain on derivative financial instruments	**20,660**	24,069	**20,660**	24,069
	29,621	27,343	**21,197**	20,973
Less: Tax effect of the above items	**(9,775)**	(9,023)	**(6,995)**	(6,921)
Total	**19,846**	18,320	**14,202**	14,052

36 Post balance sheet events

Up to the approval date of these financial statements, there was no material post balance sheet event required to be disclosed by the Group.

37 Other significant events

Up to the date of approval of the financial statements, there was no other significant event required to be disclosed by the Group.

38 Segment reporting

The Group's profits are almost entirely attributable to the generation and sale of electricity in the PRC. Accordingly, no segmental analysis is provided.

DIFFERENCE BETWEEN THE FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING STANDARDS AND REGULATIONS ("PRC GAAP") AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

Effects of major differences between PRC GAAP and IFRS on net profit are analysed as follows:

		Six months ended 30 June	
		2005	2004
	Note	***Rmb'000***	*Rmb'000*
Net profits under PRC GAAP		**454,053**	657,643
Adjustments:			
Net fair value adjustment	(a)	**(16,447)**	(15,478)
Adjustment of goodwill/ consolidation difference	(b)	**14,679**	11,944
Capitalisation of general borrowing costs	(c)	**14,985**	—
Other adjustments	(d)	**235**	—
Effects of the above adjustments on taxation		**82**	5,027
Profit attributable to equity holders of the parent under IFRS		**467,587**	659,136

DIFFERENCE BETWEEN THE FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING STANDARDS AND REGULATIONS ("PRC GAAP") AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") *(Continued)*

Effects of major differences between PRC GAAP and IFRS on shareholders' equity are analysed as follows:

	Note	**30 June 2005** *Rmb'000*	31 December 2004 *Rmb'000*
Shareholders' equity under PRC GAAP		**11,943,806**	9,814,755
Adjustments:			
Net fair value adjustment	(a)	**358,469**	374,916
Adjustment on goodwill/ consolidation difference	(b)	**(203,717)**	(225,362)
Capitalisation of general borrowing costs	(c)	**14,985**	—
Other adjustments	(d)	**(127)**	(127)
Effects of the above adjustments on taxation		**(90,541)**	(90,623)
Equity attributable to equity holders of the parent under IFRS		**12,022,875**	9,873,559

DIFFERENCE BETWEEN THE FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING STANDARDS AND REGULATIONS ("PRC GAAP") AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") *(Continued)*

Notes:

(a) *When preparing consolidated financial statements, according to PRC GAAP, consolidated financial statements are prepared based on respective financial statements of the Company and subsidiaries and jointly controlled entity. According to IFRS, consolidated financial statements are prepared based on the respective financial statements of the Company and assets and liabilities, being adjusted to fair values at the time of acquisition, of subsidiaries and jointly controlled entity. There are differences between the carrying value and the fair value of net assets, at the time of acquisition, of subsidiaries and jointly controlled entity of the Company and such differences are mainly attributable to fixed assets.*

Fair value adjustment mainly represents the difference between the carrying value and the fair value of fixed assets, at the time of acquisition, of subsidiaries and jointly controlled entity and the related adjustment in depreciation in respect of the difference between the carrying value and the fair value after the acquisition.

(b) *According to PRC GAAP, consolidation difference represents the excess of the cost of investment over the carrying value of the net assets acquired. According to IFRS, goodwill represents the excess of the cost of acquisition over the fair value of net identifiable assets acquired. As mentioned in note (a), there are differences between the carrying value and the fair value of net assets acquired, and so there are differences between consolidation difference and goodwill. The difference on net profit for the 6 months ended 30 June 2004 was caused by differences in amortisation. With effect from 1 January 2005, in accordance with IFRS 3, the Group no longer amortises positive goodwill. Negative goodwill arose from previous years has been derecognised as at 1 January 2005, with a corresponding adjustment to the opening balance of retained profits.*

(c) *According to PRC GAAP, only borrowing costs on funds that are specifically borrowed for construction are eligible for capitalisation as fixed assets. Under IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs could be capitalised as part of the cost of that asset.*

(d) *No material individual adjustments included in other adjustments.*

按中國會計準則及制度和《國際財務報告準則》編製的合併會計報表的差異說明（續）

註釋

(a) *在編製合併財務報表時，根據中國會計準則及制度，合併財務報表是以母公司和子公司及合營企業的個別財務報表為依據編製，根據《國際財務報告準則》，合併財務報表是以母公司的財務報表和被收購子公司及合營企業按被收購時資產負債的公允價值為基礎編製。本公司的子公司及合營企業在被收購時的淨資產的公允價值與其賬面值存在差異，該差異主要是由於固定資產所致的。*

淨資產公允值調整主要為子公司及合營企業於被收購時的固定資產公允價值與其賬面值之差及收購日後對公允價值及賬面值之差所作的折舊調整。

(b) *根據中國會計準則及制度，合併價差是指收購成本超過購入淨資產賬面值的份額。按照《國際財務報告準則》，商譽是指收購成本超過可分淨資產公允價值的份額。如註釋(a)所述，由於購入的淨資產賬面值和公允價值存在差異，所以合併價差和商譽亦存在差異。截至2004年6月30日止6個月期間的淨利潤差異是因差異攤銷所致。按照2005年1月1日生效的《國際財務報告準則》第三號，商譽不再進行攤銷。負商譽被撥回至期初的未分配利潤中作出調整。*

(c) *根據中國會計準則及制度，只有為購建固定資產而借入的專門借款所發生的費用才予以資本化為該資產成本的一部分。而根據《國際財務報告準則》，對於一般性借款用於獲取一項符合條件的資產，其借款費用應予以資本化為該資產成本的一部分。*

(d) *其他調整內的每個單項調整金額並不重大。*

按中國會計準則及制度和《國際財務報告準則》編製的合併會計報表的差異說明*(續)*

就中國會計準則及制度和《國際財務報告準則》之主要差異對股東權益的影響分析如下：

	註釋	**2005年6月30日 千元**	2004年12月31日 千元
按中國會計準則及制度編製的會計報表的股東權益		**11,943,806**	9,814,755
調整：			
淨資產公允價值調整	(a)	**358,469**	374,916
商譽／合併價差調整	(b)	**(203,717)**	(225,362)
一般性借款利息資本化	(c)	**14,985**	—
其他調整	(d)	**(127)**	(127)
調整對稅務的影響		**(90,541)**	(90,623)
按《國際財務報告準則》編製的會計報表的母公司權益持有人應佔權益		**12,022,875**	9,873,559

按中國會計準則及制度和《國際財務報告準則》編製的合併會計報表的差異說明

就中國會計準則及制度和《國際財務報告準則》之主要差異對淨利潤的影響分析如下：

		截至6月30日止6個月期間	
		2005年	2004年
	註釋	**千元**	千元
按中國會計準則及制度編製的會計報表的淨利潤		**454,053**	657,643
調整：			
淨資產公允價值調整	(a)	**(16,447)**	(15,478)
商譽/合併價差調整	(b)	**14,679**	11,944
一般性借款利息資本化	(c)	**14,985**	—
其他調整	(d)	**235**	—
調整對稅務的影響		**82**	5,027
按《國際財務報告準則》編製的會計報表的母公司權益持有人應佔利潤		**467,587**	659,136

36 資產負債表日後事項

截至本會計報表批准日，本集團無重大需要呈報的資產負債表日後事項。

37 其他重要事項

截至本會計報表批准日，本集團無需要説明的其他重要事項。

38 分部報告

本集團的盈利主要來自中國的發電業務。因此，無需編製分部報告。

34 或有負債

於2005年6月30日，本公司為子公司的銀行貸款合計人民幣1,170,730,000元作出擔保。

35 非經常性損益

根據《公開發行證券的公司信息披露規範問答第1號──非經常損益》(2004)年修訂的規定，本集團及本公司非經常性損益列示如下：

	本集團		**本公司**	
	截至6月30日止 6個月期間		**截至6月30日止 6個月期間**	
	2005年	2004年	**2005年**	2004年
	千元	*千元*	***千元***	*千元*
本期非經常性損益				
營業外收入	**11,332**	7,990	**1,413**	39
營業外支出	**(2,371)**	(4,716)	**(876)**	(3,135)
衍生金融工具淨收益	**20,660**	24,069	**20,660**	24,069
	29,621	27,343	**21,197**	20,973
減：以上各項對稅務的影響	**(9,775)**	(9,023)	**(6,995)**	(6,921)
合計	**19,846**	18,320	**14,202**	14,052

33 子公司、合營企業和聯營公司（續）

(ii) 合營企業

公司	註冊資本	本公司應佔權益	投資金額	合併期間	主要業務
	千元	百分比（%）	千元		
濰坊發電廠	—	30	193,983	自1999年度	發電及售電

濰坊發電廠在2005年6月30日尚未註冊成為公司，故於該日並無任何註冊資本。

(iii) 聯營公司

公司	註冊資本	本集團應佔權益	本公司應佔權益	子公司應佔權益	投資金額	主要業務
	千元	百分比（%）	百分比（%）	百分比（%）	千元	
寧夏發電公司	900,000	31.11	31.11	—	280,000	發電、售電和投資控股
池州公司	640,000	40	40	—	258,940	興建發電廠
華電置業	550,000	30	30	—	165,000	物業開發
中寧公司	111,200	50	50	—	85,600	發電及售電
瀘州公司	200,000	40	40	—	80,000	興建發電廠
龍灘煤電公司	75,920	36	—	45	34,160	煤炭開採與銷售

33 子公司、合營企業和聯營公司 *(續)*

於2005年6月30日,本集團之子公司、合營企業和聯營公司的詳情如下:*(續)*

(i) 子公司 *(續)*

公司	註冊資本 *千元*	本集團應佔權益 *百分比(%)*	本公司應佔權益 *百分比(%)*	子公司應佔權益 *百分比(%)*	投資金額 *千元*	合併期間	主要業務
棗莊十里泉電力實業有限公司	19,989	90	90	—	15,675	自1997年度	向十里泉發電廠提供服務
華電國際山東物資有限公司	30,000	94	40	60	12,000	自2004年度	物資採購
華電青島熱力有限公司	20,000	55	55	—	11,000	自2004年度	售熱
華電國際山東項目管理有限公司	3,000	94	40	60	1,200	自2004年度	電源建設項目管理及諮詢服務

33 子公司、合營企業和聯營公司

於2005年6月30日，本集團之子公司、合營企業和聯營公司的詳情如下：

(i) 子公司

公司	註冊資本 千元	本集團應佔權益 百分比(%)	本公司應佔權益 百分比(%)	子公司應佔權益 百分比(%)	投資金額 千元	合併期間	主要業務
廣安公司	1,100,000	80	80	—	900,813	自2004年度	發電及售電
淄博公司	254,800	100	100	—	254,800	自2001年度	發電及售電和發熱及供熱
青島公司	380,000	55	55	—	248,318	自1999年度	發電及售電和發熱及供熱
滕州公司	245,000	54.49	54.49	—	133,620	自2002年度	發電及售電和發熱及供熱
章丘公司	180,000	70	70	—	126,000	自2002年度	發電及售電
鄒城魯南電力技術開發有限公司	26,047	90	90	—	23,447	自1997年度	向鄒縣發電廠提供服務

32 經營租賃承擔

根據不可撤銷的有關土地和房屋經營租賃協議，本集團及本公司於期/年末以後的最低租賃付款額如下：

	2005年6月30日 千元	2004年12月31日 千元
1年以內	**34,378**	34,778
1年以上2年以內	**30,178**	30,178
2年以上3年以內	**30,178**	30,178
3年以上	**578,412**	593,501
	673,146	688,635

根據簽定的協議，本公司由1997年9月1日起向山東省人民政府租用有關的土地，為期30年。年租金每5年調整一次，但上調幅度不得超過前一年租金的30%。自2001年1月1日起生效的年租金為人民幣30,178,000元。土地的最低租賃付款額是按現時年租人民幣30,178,000元計算的。

30 關聯方及其重大交易(續)

(f) **於2004年1月,本公司以人民幣5.8億元向華電集團收購其持有的廣安公司80%的權益。**

(g) **於2005年4月,本公司、華電集團及若干華電集團其他的子公司於中國北京市合資成立華電置業。華電置業於2005年6月8日註冊成立,註冊資本為人民幣5.5億元。本公司的投資成本為人民幣1.65億元,持有華電置業30%的權益。**

(h) **於2004年12月31日及2005年6月30日,除列於註釋14及20的應付關聯方貸款和註釋13的預付投資款外,本集團並無其他應收/應付關聯方的往來賬餘額。**

31 資本承擔

本公司及本集團(不包括合營企業)的資本承擔如下:

	本集團		**本公司**	
	2005年 6月30日 千元	2004年 12月31日 千元	**2005年 6月30日 千元**	2004年 12月31日 千元
已簽訂合同	**9,510,074**	7,259,773	**5,152,590**	3,799,415
已批准但未簽訂合同	**11,921,740**	9,934,627	**8,835,683**	5,661,312
	21,431,814	17,194,400	**13,988,273**	9,460,727

本集團分攤合營企業的資本開支承擔:

	2005年 6月30日 千元	2004年 12月31日 千元
本集團分攤合營企業的資本開支承擔	**1,318,578**	312,096

該等資本承擔是關於已承諾將為購買固定資產支付的金額和對本集團的投資及聯營公司的權益的資本性支出。

30 關聯方及其重大交易（續）

(d) 不存在控制關係的關聯方

截至2005年6月30日止6個月期間，本公司不存在控制關係的關聯方為：

公司名稱	與本公司關係
山東省國際信託投資有限公司	持有本公司15.00%股權
中國華電工程（集團）公司	此公司由中國華電集團公司控制
華電財務有限公司	此公司由中國華電集團公司控制

(e) 本公司董事會認為，下列重大交易是在日常業務過程中按正常商業條款或按監管這些交易的協議進行。

		截至6月30日止6個月期間	
		2005年	2004年
	註釋	**千元**	*千元*
建築費	(i)	**—**	2,640
利息支出	(ii)	**41,997**	20,700
來自關聯方借款淨額	(ii)	**250,000**	908,056

註釋

(i) *該金額是指應付/已付中國華電工程（集團）公司的建築費。*

於2003年12月，青島公司與中國華電工程（集團）公司及阿爾斯通電力挪威公司簽訂一份建設合同，在青島公司興建海水脫硫項目，合同金額為5,790,000美元。

(ii) *山東國際信託投資有限公司及華電財務提供的貸款詳情，載於註釋14及20。*

30 關聯方及其重大交易

(a) 存在控制關係的關聯方

公司名稱	註冊地址	主要業務	與本公司關係	經濟性質或類型	法定代表人
中國華電集團公司	中國北京市	進行電源及電力相關產業的開發建設和經營管理,組織電力熱力生產和銷售	控股股東	全民所有制	賀恭

(b) 存在控制關係的關聯方的註冊資本及變動情況

公司名稱	千元
中國華電集團公司	12,000,000

截至2005年6月30日止6個月期間,中國華電集團公司的註冊資本沒有變化。

(c) 存在控制關係的關聯方持股比例及其變化

公司名稱	期初數		本期增加		期末數	
	千股	%	千股	%	千股	%
中國華電集團公司	2,815,075	53.56	196,000	(3.55)	3,011,075	50.01

28 投資收益

	本集團		本公司	
	截至6月30日止6個月期間		截至6月30日止6個月期間	
	2005年	2004年	2005年	2004年
	千元	千元	千元	千元
長期股權投資收益				
— 按權益法	9,533	—	175,519	124,731
股權投資差額攤銷	(147)	—	(14,355)	(14,208)
合計	9,386	—	161,164	110,523

本公司投資收益的匯回並沒有任何重大限制。

29 所得税

在利潤表中的所得税包括：

	本集團		本公司	
	截至6月30日止6個月期間		截至6月30日止6個月期間	
	2005年	2004年	2005年	2004年
	千元	千元	千元	千元
當期税項				
本期中國企業所得税	162,680	312,920	132,076	256,794
遞延税項				
時間性差異的產生及轉回	64,365	25,641	12,183	7,071
	227,045	338,561	144,259	263,865

截至2004年和2005年6月30日止6個月期間，中國企業所得税是按應課税利潤的15%或33%計算（註釋3）。本集團和本公司沒有未提的重大遞延税項。

26 主營業務稅金及附加

	本集團		本公司	
	截至6月30日止6個月期間		截至6月30日止6個月期間	
	2005年	2004年	**2005年**	2004年
	千元	千元	**千元**	千元
城市維護建設稅	**39,855**	37,959	**23,249**	26,243
教育費附加	**22,914**	16,765	**13,285**	11,250
	62,769	54,724	**36,534**	37,493

27 財務費用

	本集團		本公司	
	截至6月30日止6個月期間		截至6月30日止6個月期間	
	2005年	2004年	**2005年**	2004年
	千元	千元	**千元**	千元
發生的利息支出	**361,969**	303,851	**134,315**	132,578
減：資本化的利息支出	**(74,040)**	(43,534)	**(10,673)**	—
淨利息支出	**287,929**	260,317	**123,642**	132,578
利息收入	**(11,511)**	(6,960)	**(8,209)**	(5,377)
衍生金融工具淨收益（註）	**(20,660)**	(24,069)	**(20,660)**	(24,069)
合計	**255,758**	229,288	**94,773**	103,132

註：本公司為規避償還美元貸款所產生的外匯風險，與銀行簽定了若干外幣遠期合約以作套期之用。外幣遠期合約的公允價值變動的收益與被套期項目因所規避風險所產生的損失均在損益表中予以確認。

25 主營業務收入

主營業務收入為售電及供熱的收入，並已扣除增值稅，列示如下：

	本集團		本公司	
	截至6月30日止6個月期間		截至6月30日止6個月期間	
	2005年 千元	2004年 千元	2005年 千元	2004年 千元
售電收入	6,254,736	4,675,389	3,730,371	3,121,006
供熱收入	144,712	91,889	—	—
	6,399,448	4,767,278	3,730,371	3,121,006

本集團需就售電及供熱收入分別按銷售發票價的17%及13%計繳增值稅（銷項增值稅）。銷項增值稅由山東電力集團公司、四川省電力公司或購熱方負擔，連同發票價一起支付。本集團在採購物料時所繳付之增值稅（進項增值稅），可從售電及售熱時收到的銷項增值稅中扣除。

本集團及本公司從前五名客戶獲得收入總額，以及其佔本集團及本公司主營業務收入百分比如下：

	截至6月30日止6個月期間			
	2005年		2004年	
	收入金額 千元	佔主營業務收入比例	收入金額 千元	佔主營業務收入比例
本集團	6,352,455	99.3%	4,751,606	99.7%
本公司	3,730,371	100%	3,121,006	100%

24 股利

(a) 已記入截至2004年和2005年6月30日止6個月期間股利分配的已分配股利如下：

	截至6月30日止 6個月期間	
	2005年	2004年
	千元	*千元*
2004年度末期股利每股人民幣0.035元	**210,738**	—
2003年度末期股利每股人民幣0.035元	—	183,963
	210,738	183,963

(b) 未記入截至2004年和2005年6月30日止6個月期間股利分配的擬派發股利如下：

	截至6月30日止 6個月期間	
	2005年	2004年
	千元	*千元*
擬派發2004年度中期股利（每股人民幣0.02元）	—	105,122

股利在宣布分派期間內確認為負債。

23 資本公積、法定盈餘公積、法定公益金及任意盈餘公積（續）

(c) 利潤分配

(i) 利潤分配是根據《公司法》和本公司章程的有關規定及條款而作出的。

(ii) 根據本公司的公司章程，本公司需要按中國會計準則及制度確定的稅後利潤提取至少10%作為法定盈餘公積，直至其餘額達到註冊股本的50%為止。法定盈餘公積必須在向股東分派股息前提取。

法定盈餘公積可以用作彌補以往年度的虧損（如有），也可轉增股本，但轉增股本後的餘額不得少於註冊股本的25%。

(iii) 根據本公司的公司章程，本公司需要按中國會計準則及制度確定的稅後利潤提取5%至10%（由董事會酌情釐定）作為法定公益金。該基金只能用於為本公司員工提供集體福利，如興建宿舍、食堂及其他員工福利設施。除非公司清盤，否則該基金是不可分派的。法定公益金必須在向股東分派股息前提取。

(iv) 根據企業會計制度，法定公益金在用於員工集體福利時自法定公益金轉入任意盈餘公積。

(v) 截至2005年6月30日止6個月期間，本公司未有提取法定盈餘公積、法定公益金或任意盈餘公積。

有關股利分配的詳情，見註釋24。

(vi) 根據本公司的公司章程，可用作分派的未分配利潤是指按適用於本公司的中國會計準則及制度確定的數額與按《國際財務報告準則》或按本公司股份上市當地的會計準則（如本集團的財務報表不是按照《國際財務報告準則》編製）確定的數額兩者中的較低數額。

23 資本公積、法定盈餘公積、法定公益金及任意盈餘公積

(a) 資本公積

資本公積變動情況如下：

	本集團及本公司		
	股本溢價	其他	總額
	千元	千元	千元
2004年1月1日	747,941	6,837	754,778
本年增加	—	605	605
2004年12月31日	747,941	7,442	755,383
本期增加	1,120,501	235	1,120,736
2005年6月30日	1,868,442	7,677	1,876,119

股本溢價主要是本公司於1999年6月份發行H股及2005年1月份發行A股所收到的溢價淨額。

(b) 法定盈餘公積、法定公益金及任意盈餘公積變動情況如下：

	本集團及本公司			
	法定盈餘公積	法定公益金	任意盈餘公積	總額
	千元	千元	千元	千元
2004年1月1日	756,322	283,920	60,655	1,100,897
利潤分配	104,400	52,200	—	156,600
轉入任意盈餘公積	—	(3,035)	3,035	—
2004年12月31日及 2005年6月30日	860,722	333,085	63,690	1,257,497

22 股本

	2005年 6月30日 千元	2004年 12月31日 千元
註冊、已發行及繳足股本：		
3,825,056,200股每股面值人民幣1元的企業法人股	**3,825,056**	3,825,056
1,431,028,000股每股面值人民幣1元的H股	**1,431,028**	1,431,028
765,000,000股每股面值人民幣1元的A股	**765,000**	—
	6,021,084	5,256,084

上述所有企業法人股、H股及A股在各重要方面均享有相等權益。

上述實收企業法人股的股本已於1994年6月18日由山東濟甯會計師事務所驗證，並出具驗資報告。驗資報告文號為會師（鄒）驗字第102號。

上述實收H股的股本已於1999年8月30日由畢馬威華振會計師事務所驗證，並出具驗資報告。驗資報告文號為KPMG-C-(1999)CVNo.0005。

上述實收A股的股本已於2005年1月28日由畢馬威華振會計師事務所驗證，並出具驗資報告。驗資報告文號為KPMG-A-(2005)CRNo.0005。

20 長期借款 *(續)*

(d) 截止2005年6月30日，本公司的合營企業濰坊發電廠共有逾期借款人民幣76,428千元（按本公司所佔份額），此部分借款由中國建設銀行貸出，用於濰坊發電廠兩台300MW機組的建設，已分別於1996年至2000年到期。出於企業經營需要，濰坊發電廠的另一投資方濰坊市投資公司已與中國建設銀行協商推遲還款。現該項借款年利率為5.76%，並不收取任何罰息。公司目前估計還款時間可能在2005年底之前。

21 遞延稅項

遞延稅項資產/（負債）由以下項目的稅務影響所組成：

	本集團		本公司	
	2005年 6月30日 千元	2004年 12月31日 千元	**2005年 6月30日 千元**	2004年 12月31日 千元
遞延稅項資產：				
開辦費用	**10,484**	12,537	**1,570**	1,914
存貨和應收款準備	**26,289**	26,289	**20,588**	20,588
物業、機械裝置及設備折舊	**1,160**	1,160	**1,160**	1,160
其他	**17,023**	28,862	**14,910**	26,749
	54,956	68,848	**38,228**	50,411
在依法課稅單位與司法管轄區內抵銷	**(7,181)**	(7,181)	**—**	—
遞延稅項資產總額	**47,775**	61,667	**38,228**	50,411
遞延稅項負債：				
物業、機械裝置及設備折舊	**(289,736)**	(239,263)	**—**	—
在依法課稅單位與司法管轄區內抵銷	**7,181**	7,181	**—**	—
遞延稅項負債總額	**(282,555)**	(232,082)	**—**	—
遞延稅項（負債）/資產淨額	**(234,780)**	(170,415)	**38,228**	50,411

20 長期借款（續）

(b) 長期借款具體情況如下：（續）

註(iii) 其他借款

其他借款餘額分析如下：

	本集團		本公司	
	2005年6月30日 千元	2004年12月31日 千元	2005年6月30日 千元	2004年12月31日 千元
華電財務	928,037	730,000	898,037	700,000
其他	350,130	359,681	—	—
	1,278,167	1,089,681	898,037	700,000

從華電財務借入的其他借款的利率是按中國人民銀行同期的長期借款利率下浮10%執行。

(c) 長期借款擔保或抵押的情況分析如下：

	本集團		本公司	
	2005年6月30日 千元	2004年12月31日 千元	2005年6月30日 千元	2004年12月31日 千元
信用借款	8,700,926	8,236,773	4,984,019	4,766,256
由山東電力集團公司提供擔保的借款	84,138	88,603	84,138	88,603
由第三方企業提供擔保的借款	1,513,987	1,691,742	—	—
質押借款	1,680,000	1,480,000	—	—
	11,979,051	11,497,118	5,068,157	4,854,859
減：一年內到期的長期借款	(2,525,026)	(1,734,175)	(1,384,310)	(1,298,959)
	9,454,025	9,762,943	3,683,847	3,555,900

上述質押借款由本集團的一間子公司的電費收費權作質押擔保。

20 長期借款(續)

(b) 長期借款具體情況如下:(續)

以上的外幣借款按以下匯率折算為人民幣:

	2005年6月30日	2004年12月31日
美元	8.2765	8.2765

註(i) 股東借款

股東借款餘額分析如下:

	本集團		本公司	
	2005年6月30日 千元	2004年12月31日 千元	2005年6月30日 千元	2004年12月31日 千元
山東省國際信託投資有限公司	510,000	510,000	510,000	510,000

從山東省國際信託投資有限公司借入的股東借款的利率是執行中國人民銀行同期的長期借款利率。

註(ii) 國家借款

該筆借款來自國際復興開發銀行(「世界銀行」),根據1992年訂立的借款協議授予中國政府以提供鄒縣第三期項目所需資金的310,000,000美元信貸。根據上述借款協議的條款,中國政府將該項信貸轉貸予山東省政府,而山東省政府再將該項信貸轉貸予山東電力集團公司。根據山東省財政廳於1997年8月5日的通知,並獲世界銀行正式同意,本金278,250,000美元之信貸部分由山東省政府提供予本公司,並由山東電力集團公司提供擔保。

20 長期借款（續）

(b) 長期借款具體情況如下：（續）

本公司

	利率及期限	2005年6月30日 原幣 千元	2005年6月30日 人民幣／人民幣等值 千元	2004年12月31日 原幣 千元	2004年12月31日 人民幣／人民幣等值 千元
長期銀行借款					
人民幣借款	於2005年6月30日的年利率主要為4.94%至5.51%不等(2004年度：4.94%至5.51%)，在2010年或以前到期		2,351,060		3,026,560
美元借款	於2005年6月30日的年利率主要為4.67%至4.84%(2004年度：3.94%)，在2007年或以前到期	148,000	1,224,922	64,000	529,696
			3,575,982		3,556,256
股東借款（註(i)）					
人民幣借款	於2005年6月30日的年利率主要為5.76%(2004年度：5.76%)，在2006年或以前到期		510,000		510,000
國家借款（註(ii)）					
美元借款	於2005年6月30日的年利率主要為2.86%(2004年度：2.05%)，在2012年或以前到期	10,166	84,138	10,705	88,603
其他借款（註(iii)）					
人民幣借款	於2005年6月30日的年利率主要為5.18%(2004年度：4.94%)，在2008年或以前到期		898,037		700,000
			5,068,157		4,854,859
減：一年內到期的長期借款（註釋19）			(1,384,310)		(1,298,959)
			3,683,847		3,555,900

20 長期借款（續）

(b) 長期借款具體情況如下：

本集團

	利率及期限	2005年6月30日 原幣 千元	2005年6月30日 人民幣/人民幣等值 千元	2004年12月31日 原幣 千元	2004年12月31日 人民幣/人民幣等值 千元
長期銀行借款					
人民幣借款	於2005年6月30日的年利率主要為4.78%至6.12%不等（2004年度：4.78%至5.85%），在2021年或以前到期		8,830,699		9,226,698
美元借款	於2005年6月30日的年利率主要為4.67%至4.84%（2004年度：3.94%），在2017年或以前到期	154,177	1,276,047	70,336	582,136
			10,106,746		9,808,834
股東借款（註(i)）					
人民幣借款	於2005年6月30日的年利率主要為5.76%（2004年度：5.76%），在2006年或以前到期		510,000		510,000
國家借款（註(ii)）					
美元借款	於2005年6月30日的年利率主要為2.86%（2004年度：2.05%），在2012年或以前到期	10,166	84,138	10,705	88,603
其他借款（註(iii)）					
人民幣借款	於2005年6月30日的年利率主要為4.94%至5.76%不等（2004年度：4.94%至5.76%），在2008年或以前到期		1,182,663		984,627
美元借款	於2005年6月30日的年利率主要為5.04%（2004年度：3.41%），在2010年或以前到期	11,539	95,504	12,693	105,054
			1,278,167		1,089,681
			11,979,051		11,497,118
減：一年內到期的長期借款（註釋19）			(2,525,026)		(1,734,175)
			9,454,025		9,762,943

20 長期借款

(a) 長期借款按還款期分析如下：

	本集團		本公司	
	2005年 6月30日 千元	2004年 12月31日 千元	**2005年 6月30日 千元**	2004年 12月31日 千元
銀行借款				
1至2年	**1,662,147**	1,863,331	**960,074**	564,848
2至5年	**4,606,629**	4,414,719	**1,551,060**	1,394,560
5年以上	**1,913,711**	2,222,025	**200,000**	642,000
	8,182,487	8,500,075	**2,711,134**	2,601,408
股東借款（*註(i)*）				
1至2年	**—**	175,000	**—**	175,000
國家借款（*註(ii)*）				
1至2年	**10,210**	9,831	**10,210**	9,831
2至5年	**35,715**	34,380	**35,715**	34,380
5年以上	**28,751**	35,281	**28,751**	35,281
	74,676	79,492	**74,676**	79,492
其他借款（*註(iii)*）				
1至2年	**829,098**	99,102	**700,000**	—
2至5年	**367,764**	899,720	**198,037**	700,000
5年以上	**—**	9,554	**—**	—
	1,196,862	1,008,376	**898,037**	700,000
	9,454,025	9,762,943	**3,683,847**	3,555,900

除註釋30中列示外，上述餘額中無其他對持有本公司5%或以上表決權股份的股東的長期借款。

19 一年內到期的長期借款

	本集團				本公司			
	2005年6月30日		2004年12月31日		2005年6月30日		2004年12月31日	
	原幣 千元	人民幣/人民幣等值 千元	原幣 千元	人民幣/人民幣等值 千元	金額 千元	人民幣/人民幣等值 千元	金額 千元	人民幣/人民幣等值 千元
1年內到期的銀行借款								
人民幣		1,656,928		1,041,428		600,000		690,000
美元	32,300	267,331	32,300	267,331	32,000	264,848	32,000	264,848
1年內到期的股東借款								
人民幣		510,000		335,000		510,000		335,000
1年內到期的國家借款								
美元	1,143	9,462	1,101	9,111	1,143	9,462	1,101	9,111
1年內到期的其他借款								
人民幣		62,206		62,206		–		–
美元	2,308	19,099	2,308	19,099		–		–
		2,525,026		1,734,175		1,384,310		1,298,959
		（註釋20(b)）		（註釋20(b)）		（註釋20(b)）		（註釋20(b)）

以上的外幣借款按以下匯率折算為人民幣：

	2005年6月30日	2004年12月31日
美元	8.2765	8.2765

借款的情況分析列於註釋20。

16 應交稅金

	本集團		本公司	
	2005年6月30日	2004年12月31日	**2005年6月30日**	2004年12月31日
	千元	千元	**千元**	千元
應交增值稅	**151,739**	192,660	**108,907**	148,981
應交城市維護建設稅	**12,112**	16,699	**8,823**	13,978
應交企業所得稅	**78,396**	84,681	**51,583**	74,380
應收預付企業所得稅	**(1,510)**	(9,210)	**—**	—
其他	**13,038**	23,215	**9,699**	18,599
合計	**253,775**	308,045	**179,012**	255,938

17 其他應交款

其他應交款主要為尚未繳付的教育費附加。

教育費附加按應交增值稅額的3-4%計提。

18 其他應付款

	本集團		本公司	
	2005年6月30日	2004年12月31日	**2005年6月30日**	2004年12月31日
	千元	千元	**千元**	千元
應付關聯單位往來款	**—**	—	**20,662**	48,000
應付非關聯施工單位賬款	**201,638**	246,362	**38,738**	48,458
其他	**254,221**	179,809	**101,947**	74,636
	455,859	426,171	**161,347**	171,094

應付非關聯施工單位賬款主要為應付工程及質量保證金。

其他應付款並無應付其他持有本公司5%或以上表決權股份的股東的款項。

於2004年12月31日及2005年6月30日，本集團和本公司並沒有個別重大賬齡超過3年的其他應付款。

14 短期借款（續）

以上的外幣借款按以下匯率折算為人民幣：

	2005年6月30日	2004年12月31日
美元	**8.2765**	8.2765

以上所有短期借款均為信用借款。

短期借款中並無持有本公司5%或以上表決股份股東的短期借款。

15 應付賬款

	本集團		本公司	
	2005年6月30日 千元	2004年12月31日 千元	**2005年6月30日 千元**	2004年12月31日 千元
應付關聯單位賬款	**—**	—	**21,543**	—
其他	**1,180,106**	1,426,699	**347,745**	590,851
	1,180,106	1,426,699	**369,288**	590,851

應付賬款中並無持有本公司5%或以上表決權股份的股東的應付款項。

於2004年12月31日和2005年6月30日，本集團的應付賬款賬齡均在一年以內，沒有任何賬齡超過三年的個別重大應付賬款。

14 短期借款（續）

	本公司					
	2005年6月30日			2004年12月31日		
	利率	原幣	人民幣/人民幣等值	利率	原幣	人民幣/人民幣等值
		千元	千元		千元	千元
短期銀行借款						
人民幣	4.70% – 5.22%		423,860	5.02%		133,861
美元	4.33% – 4.39%	17,139	141,852	2.30% – 2.76%	100,000	827,650
短期人民幣其他借款（註）	5.02%		32,000	4.54%		198,037
			597,712			1,159,548

註： 短期人民幣其他借款

	本集團		本公司	
	2005年6月30日	2004年12月31日	2005年6月30日	2004年12月31日
	千元	千元	千元	千元
華電財務有限公司（「華電財務」）	300,000	248,037	—	198,037
其他關聯單位借款	—	—	32,000	—
其他	—	300,000	—	—
	300,000	548,037	32,000	198,037

從華電集團的子公司──華電財務借入的其他借款的利率是按中國人民銀行同期的借款利率下浮10%執行。

13 預付投資款

2005年6月30日的餘額是指本公司向華電集團所支付的預付投資款，以收購其持有的安徽華電宿州發電有限公司97%及華電新鄉發電有限公司90%的權益。

除註釋30中所列示外，預付投資款中並無預付持有本公司5%或以上表決權股份的股東的款項。

14 短期借款

	本集團					
	2005年6月30日			2004年12月31日		
	利率	**原幣 千元**	**人民幣／人民幣等值 千元**	利率	原幣 千元	人民幣／人民幣等值 千元
短期銀行借款						
人民幣	**4.70% – 5.58%**		**2,006,160**	4.54% – 5.58%		1,740,160
美元	**4.33% – 4.39%**	**17,139**	**141,852**	2.30% – 2.76%	100,000	827,650
短期人民幣其他借款（註）	**5.02%**		**300,000**	4.54% – 4.78%		548,037
			2,448,012			3,115,847

12 無形資產

	本集團 千元	本公司 千元
成本：		
期初餘額	175,082	150,306
本期增加	5,047	1,459
期末餘額	180,129	151,765
累計攤銷：		
期初餘額	(31,806)	(28,487)
本期攤銷	(4,075)	(3,603)
期末餘額	(35,881)	(32,090)
賬面淨值：		
期末餘額	144,248	119,675
期初餘額	143,276	121,819

無形資產主要為土地使用權。包括在無形資產賬戶中的土地使用權是指未開發或建造自用項目的土地使用權和在採用《企業會計制度》前已開發或建造自用項目的土地使用權。

除濰坊發電廠、青島公司和廣安公司的土地使用權主要為行政劃撥取得外，本集團土地使用權（包括在固定資產、在建工程和無形資產賬戶中的土地使用權）主要為通過出讓方式取得。

於2005年6月30日，土地使用權的剩餘攤銷年限為7年至67年。

11 工程物資及在建工程(續)

工程項目	預算金額 千元	期初餘額 千元	本期增加 千元	本期轉入固定資產 千元	期末餘額 千元	工程投入佔預算比例	資金來源	本期借款費用資本化金額 千元
脫硫、技改工程及其他		443,658	303,942	(3,542)	744,058	—	自有資金及銀行貸款	15,734
子公司小計		1,964,360	1,222,163	(3,542)	3,182,981			56,610
應佔合營企業								
濰坊發電廠第二期發電機組	1,545,000	34,039	44,097	—	78,136	5.1%	自有資金及銀行貸款	1,514
工程物資		159,698	36,441	—	196,139	—	自有資金及銀行貸款	4,802
脫硫、技改工程及其他		22,386	10,589	—	32,975	—	自有資金及銀行貸款	441
應佔合營企業小計		216,123	91,127	—	307,250			6,757
本集團合計		2,888,814	2,021,202	(7,622)	4,902,394			74,040
				(註釋10)				(註釋27)

本集團本期間用於確定借款利息資本化金額的資本化率為5.11%(截至2004年6月30日止6個月期間:4.95%)。

11 工程物資及在建工程

本集團及本公司的工程物資主要為預付購買設備款。

本集團及本公司的主要工程物資及在建工程分析如下：

工程項目	預算金額	期初餘額	本期增加	本期轉入固定資產	期末餘額	工程投入佔預算比例	資金來源	本期借款費用資本化金額
	千元	千元	千元	千元	千元			千元
本公司								
鄒縣發電廠第四期發電機組	8,490,000	66,779	165,735	—	232,514	2.7%	自有資金及銀行貸款	1,321
寧夏靈武發電廠發電機組	5,145,230	51,531	68,061	—	119,592	2.3%	自有資金及銀行貸款	1,592
工程物資		501,231	410,947	—	912,178	—	自有資金及銀行貸款	7,760
脫硫、技改工程及其他		88,790	63,169	(4,080)	147,879	—	自有資金	—
本公司合計		708,331	707,912	(4,080) （註釋10）	1,412,163			10,673
子公司								
廣安公司第三期發電機組	4,490,000	74,761	89,936	—	164,697	3.7%	自有資金及銀行貸款	2,657
青島公司第二期發電機組	2,502,550	225,554	184,052	—	409,606	16%	自有資金及銀行貸款	3,624
工程物資		1,220,387	644,233	—	1,864,620	—	自有資金及銀行貸款	34,595

10 固定資產*（續）*

	本公司			
	土地使用權、房屋及建築物	**發電機組**	**其他**	**合計**
	千元	*千元*	*千元*	*千元*
原價：				
期初餘額	3,920,184	14,443,541	440,057	18,803,782
本期增加	692	215	5,021	5,928
在建工程轉入（註釋11）	—	3,306	774	4,080
本期減少	(923)	—	—	(923)
期末餘額	3,919,953	14,447,062	445,852	18,812,867
累計折舊：				
期初餘額	(1,411,271)	(5,417,354)	(186,814)	(7,015,439)
本期計提折舊	(95,403)	(374,258)	(20,077)	(489,738)
處理變賣沖回	340	—	—	340
期末餘額	(1,506,334)	(5,791,612)	(206,891)	(7,504,837)
賬面淨值：				
期末餘額	2,413,619	8,655,450	238,961	11,308,030
期初餘額	2,508,913	9,026,187	253,243	11,788,343

已提足折舊仍繼續使用的固定資產賬面原價為：

	2005年6月30日	2004年12月31日
	千元	*千元*
本集團	**1,235,317**	1,137,597
本公司	**778,450**	687,574

於2005年6月30日，本集團及本公司並無暫時閒置的固定資產。

10 固定資產

	本集團			
	土地使用權、房屋及建築物	發電機組	其他	合計
	千元	千元	千元	千元
原價：				
期初餘額	7,936,257	22,421,212	635,384	30,992,853
本期增加	693	833	10,019	11,545
在建工程轉入（註釋11）	—	6,499	1,123	7,622
本期減少	(923)	—	(537)	(1,460)
期末餘額	7,936,027	22,428,544	645,989	31,010,560
累計折舊：				
期初餘額	(2,206,411)	(7,764,739)	(296,331)	(10,267,481)
本期計提折舊	(179,432)	(567,524)	(34,892)	(781,848)
處理變賣沖回	340	—	536	876
期末餘額	(2,385,503)	(8,332,263)	(330,687)	(11,048,453)
賬面淨值：				
期末餘額	5,550,524	14,096,281	315,302	19,962,107
期初餘額	5,729,846	14,656,473	339,053	20,725,372

9 長期股權投資*（續）*

(e) 於2005年6月30日，本集團及本公司的合併價差及股權投資差額列示如下：

	廣安公司 千元	青島公司 千元	濰坊發電廠 千元	池州公司 千元	其他 千元	本公司合計 千元	淄博公司 千元	本集團合計 千元
攤銷期限	10年	15年	15年	10年			10年	
合併價差及股權投資差額								
期初及期末餘額	29,436	90,412	235,706	2,940	37,556	396,050	6,506	402,556
累計攤銷								
期初餘額	(2,944)	(33,149)	(82,498)	(123)	(19,064)	(137,778)	(1,951)	(139,729)
本期攤銷	(1,471)	(3,014)	(7,857)	(147)	(1,866)	(14,355)	(324)	(14,679)
期末餘額	(4,415)	(36,163)	(90,355)	(270)	(20,930)	(152,133)	(2,275)	(154,408)
淨值								
期末餘額	25,021	54,249	145,351	2,670	16,626	243,917	4,231	248,148
期初餘額	26,492	57,263	153,208	2,817	18,492	258,272	4,555	262,827

於2005年6月30日，本集團長期投資賬面價值合計佔淨資產的比例為11.2%（於2004年12月31日：8.6%）。

9 長期股權投資*（續）*

(d) 於2005年6月30日，本集團及本公司對主要其他股權投資列示如下：

被投資單位名稱	投資期限	初始投資成本 千元 （於2005年6月30日）	佔被投資單位股本的比例	期初及期末餘額 千元
本公司				
山東魯能菏澤煤電開發有限公司	50年	91,339	18.4%	91,339
山東魯能礦業集團有限公司	無	69,000	7.04%	69,000
山西省煤炭運銷集團晉中南鐵路煤炭銷售有限公司	無	12,600	14%	12,600
本公司合計		172,939		172,939
其他		2,700	—	2,700
本集團合計		175,639		175,639

9 長期股權投資（續）

(c) 於2005年6月30日，本集團及本公司對主要聯營公司投資列示如下：

聯營公司	投資期限	初始投資成本 千元 （於2005年6月30日）	本集團佔被投資單位股本的比例	期初餘額 千元	增加投資 千元	按權益法核算調整數 千元	應收股利 千元	期末餘額 千元
本公司								
寧夏英力特中寧發電有限公司（「中寧公司」）	25年（不含建設期）	85,600	50%	25,600	60,000	6,792	—	92,392
寧夏發電集團有限責任公司（「寧夏發電公司」）	無	280,000	31.11%	168,386	112,000	2,976	(253)	283,109
安徽池州九華發電有限公司（「池州公司」）	30年	258,940	40%	179,200	76,800	—	—	256,000
四川瀘州川南發電有限公司（「瀘州公司」）	25年	80,000	40%	—	80,000	—	—	80,000
華電置業有限公司（「華電置業」）	無	165,000	30%	—	165,000	—	—	165,000
本公司合計		869,540		373,186	493,800	9,768	(253)	876,501
四川華鎣山龍灘煤電有限責任公司（「龍灘煤電公司」）	無	34,160	36%	34,160	—	—	—	34,160
本集團合計		903,700		407,346	493,800	9,768	(253)	910,661

9 長期股權投資 *(續)*

(a) 於2005年6月30日,本公司對主要子公司投資分析如下:

	廣安公司	華電青島發電有限公司(「青島公司」)	華電淄博熱電有限公司(「淄博公司」)	華電章丘發電有限公司(「章丘公司」)	華電滕州新源熱電有限公司(「滕州公司」)	其他子公司	合計
	千元	千元	千元	千元	千元	千元	千元
佔被投資單位股本的比例	80%	55%	100%	70%	54.49%		
投資期限	無	20年	無	無	無		
初始投資成本(於2005年6月30日)	900,813	248,318	254,800	126,000	133,620	63,322	1,726,873
投資成本							
期初餘額	630,223	478,490	291,119	142,461	127,897	72,169	1,742,359
加:增加投資	320,000	—	—	—	—	—	320,000
按權益法核算調整數	116,205	21,380	6,641	8,709	(923)	4,024	156,036
減:應收股利	—	—	—	(10,080)	(467)	(3,402)	(13,949)
期末餘額	1,066,428	499,870	297,760	141,090	126,507	72,791	2,204,446

(b) 於2005年6月30日,本公司對主要合營企業投資分析如下:

	濰坊發電廠
	千元
佔被投資單位權益比例	30%
投資期限	15年
初始投資成本(於2005年6月30日)	193,983
投資成本	
期初餘額	128,236
加:按權益法核算調整數	9,950
期末餘額	138,186

9 長期股權投資*（續）*

本公司

	在子公司的投資	在合營企業的投資	在聯營公司的投資	其他股權投資	股權投資差額	合計
	千元	*千元*	*千元*	*千元*	*千元*	*千元*
投資成本						
期初餘額	1,742,359	128,236	373,186	172,939	258,272	2,674,992
增加投資	320,000	—	493,800	—	—	813,800
按權益法核算調整數	156,036	9,950	9,768	—	—	175,754
本期攤銷	—	—	—	—	(14,355)	(14,355)
應收股利	(13,949)	—	(253)	—	—	(14,202)
期末餘額	2,204,446	138,186	876,501	172,939	243,917	3,635,989

本集團並沒有對個別重大的長期股權投資計提減值準備。

本公司的子公司、合營企業和聯營公司的詳情列於註釋 33。

8 存貨*（續）*

於成本及費用中確認的存貨成本如下：

	截至6月30日止6個月期間	
	2005年	2004年
	千元	*千元*
本集團	**3,851,966**	2,127,061
本公司	**2,224,139**	1,280,718

以上存貨均為購買形成的。

9 長期股權投資

本集團

	在聯營公司的投資	**其他股權投資**	**合併價差及股權投資差額**	**合計**
	千元	*千元*	*千元*	*千元*
投資成本				
期初餘額	407,346	175,639	262,827	845,812
本期增加	493,800	—	—	493,800
按權益法核算調整數	9,768	—	—	9,768
本期攤銷	—	—	(14,679)	(14,679)
應收股利	(253)	—	—	(253)
期末餘額	910,661	175,639	248,148	1,334,448

8 存貨

	本集團		本公司	
	2005年6月30日	2004年12月31日	**2005年6月30日**	2004年12月31日
	千元	千元	**千元**	千元
煤	**335,049**	155,869	**195,882**	58,741
燃油	**29,086**	39,712	**15,797**	23,250
物料、組件及零件	**237,753**	229,723	**167,464**	160,033
	601,888	425,304	**379,143**	242,024
減：存貨減值準備	**(67,268)**	(67,268)	**(58,755)**	(58,755)
	534,620	358,036	**320,388**	183,269

存貨減值準備為對物料、組件及零件的存貨陳舊撥備。

存貨減值準備

	本集團		本公司	
	2005年6月30日	2004年12月31日	**2005年6月30日**	2004年12月31日
	千元	千元	**千元**	千元
期/年初餘額	**67,268**	64,551	**58,755**	58,422
購買子公司轉入	**—**	1,633	**—**	—
本期/年計提	**—**	1,084	**—**	333
期/年末餘額	**67,268**	67,268	**58,755**	58,755

6 其他應收款（續）

其他應收款中並無持有本公司5%或以上表決權股份股東的應收款項。

本集團或本公司並沒有對個別重大的其他應收款計提比例較大的壞賬準備。

本集團或本公司並沒有個別重大實際沖銷或收回以前年度已全額或較大比例計提壞賬準備的其他應收款。

7 預付賬款

	本集團		本公司	
	2005年 6月30日 千元	2004年 12月31日 千元	**2005年 6月30日 千元**	2004年 12月31日 千元
預付關聯單位賬款	**—**	—	**2,120**	2,716
其他	**43,546**	349,578	**12,486**	306,855
	43,546	349,578	**14,606**	309,571

	本集團				本公司			
	2005年 6月30日		2004年 12月31日		**2005年 6月30日**		2004年 12月31日	
賬齡	**金額 千元**	**比例**	金額 千元	比例	**金額 千元**	**比例**	金額 千元	比例
1年以內	**32,379**	**74%**	342,558	98%	**3,439**	**24%**	304,904	98%
1年至2年	**11,167**	**26%**	7,020	2%	**11,167**	**76%**	4,667	2%
合計	**43,546**	**100%**	349,578	100%	**14,606**	**100%**	309,571	100%

預付賬款中並無對持有本公司5%或以上表決權股份的股東的預付款項。

賬齡超過1年的預付賬款主要是用作日後採購的押金和預付租賃費。

6 其他應收款*（續）*

其他應收款賬齡分析如下：

本集團

賬齡	2005年6月30日 金額 千元	比例	壞賬準備 千元	比例	2004年12月31日 金額 千元	比例	壞賬準備 千元	比例
1年以內	62,208	63.9%	1,094	1.8%	86,634	79.6%	1,103	1.3%
1至2年	16,626	17.1%	9	0.1%	3,708	3.4%	2	0.1%
2至3年	405	0.4%	9	2.2%	385	0.4%	7	1.8%
3年以上	18,165	18.6%	11,001	60.6%	18,165	16.6%	11,001	60.6%
合計	97,404	100%	12,113	12.4%	108,892	100%	12,113	11.1%

本公司

賬齡	2005年6月30日 金額 千元	比例	壞賬準備 千元	比例	2004年12月31日 金額 千元	比例	壞賬準備 千元	比例
1年以內	62,268	88.8%	67	0.1%	72,223	91.4%	68	0.1%
1至2年	4,211	6.0%	—	—	3,276	4.1%	2	0.1%
2至3年	34	0.1%	9	26.5%	14	—	7	50%
3年以上	3,552	5.1%	3,552	100%	3,551	4.5%	3,551	100%
合計	70,065	100%	3,628	5.2%	79,064	100%	3,628	4.6%

其他應收款前5名單位的其他應收款總額如下：

	2005年6月30日 金額 千元	佔其他應收款比例	2004年12月31日 金額 千元	佔其他應收款比例
本集團	38,769	39.8%	43,091	39.6%
本公司	40,925	58.4%	41,199	52.1%

6 其他應收款

	本集團		本公司	
	2005年 6月30日 千元	2004年 12月31日 千元	**2005年 6月30日 千元**	2004年 12月31日 千元
應收關聯單位往來款	**—**	—	**37,617**	37,096
其他	**97,404**	108,892	**32,448**	41,968
	97,404	108,892	**70,065**	79,064
減：壞賬準備	**(12,113)**	(12,113)	**(3,628)**	(3,628)
合計	**85,291**	96,779	**66,437**	75,436

壞賬準備分析如下：

	本集團		本公司	
	2005年 6月30日 千元	2004年 12月31日 千元	**2005年 6月30日 千元**	2004年 12月31日 千元
期／年初餘額	**12,113**	11,239	**3,628**	4,332
購買子公司轉入	**—**	2,957	**—**	—
本期／年轉回	**—**	(2,083)	**—**	(704)
期／年末餘額	**12,113**	12,113	**3,628**	3,628

5 應收賬款 *（續）*

應收賬款賬齡分析如下：

本集團

	2005年6月30日				2004年12月31日			
賬齡	**金額 千元**	**比例**	**壞賬準備 千元**	**比例**	金額 千元	比例	壞賬準備 千元	比例
1年以內	1,335,916	96.5%	—	—	970,647	96.8%	—	—
1年至2年	18,569	1.4%	73	0.4%	3,189	0.3%	159	5.0%
2年至3年	17,304	1.2%	865	5.0%	26,918	2.7%	1,346	5.0%
3年以上	13,033	0.9%	652	5.0%	1,698	0.2%	85	5.0%
合計	1,384,822	100%	1,590	0.1%	1,002,452	100%	1,590	0.2%

本公司

	2005年6月30日				2004年12月31日			
賬齡	**金額 千元**	**比例**	**壞賬準備 千元**	**比例**	金額 千元	比例	壞賬準備 千元	比例
1年以內	692,711	100%	—	—	572,929	100%	—	—

沒有迹象表明賬齡在一年內的應收賬款的可回收性存在問題，故未計提壞賬準備。

應收賬款前5名單位的應收賬款總額如下：

	2005年6月30日		2004年12月31日	
	金額 千元	**佔應收款 比例**	金額 千元	佔應收款 比例
本集團	**1,377,397**	**99%**	997,996	99%
本公司	**692,711**	**100%**	572,929	100%

本集團沒有應收佔本公司5%或以上表決權股份的股東的應收款項。

本集團並沒有對個別重大的應收賬款計提全額或比例較大的壞賬準備。

本集團並沒有個別重大實際沖銷或收回以前年度已全額或較大比例計提壞賬準備的應收賬款。

5 應收賬款

	本集團		本公司	
	2005年 6月30日 千元	2004年 12月31日 千元	**2005年 6月30日 千元**	2004年 12月31日 千元
應收售電款	**1,343,926**	961,758	**692,711**	572,929
應收供熱款	**40,896**	40,694	**—**	—
	1,384,822	1,002,452	**692,711**	572,929
減：壞賬準備	**(1,590)**	(1,590)	**—**	—
合計	**1,383,232**	1,000,862	**692,711**	572,929

壞賬準備分析如下：

	本集團	
	2005年 6月30日 千元	2004年 12月31日 千元
期／年初餘額	**1,590**	—
本期／年計提	**—**	1,590
期／年末餘額	**1,590**	1,590

4 貨幣資金

	本集團				本公司			
	2005年6月30日		2004年12月31日		2005年6月30日		2004年12月31日	
		人民幣/人民幣		人民幣/人民幣		人民幣/人民幣		人民幣/人民幣
	原幣	等值	原幣	等值	原幣	等值	原幣	等值
	千元	千元	千元	千元	千元	千元	千元	千元
現金								
一 人民幣		914		3,801		788		1,406
銀行活期及定期存款(3個月以內)								
一 人民幣		1,188,317		1,256,266		742,658		473,081
一 美元	6	48	6	48	6	48	6	48
一 港幣	8	9	11	12	8	9	11	12
		1,188,374		1,256,326		742,715		473,141
現金及現金等價物		1,189,288		1,260,127		743,503		474,547
銀行定期存款(3個月以上)								
一人民幣		10,853		10,752		10,853		10,752
		1,200,141		1,270,879		754,356		485,299

以上銀行及金融機構活期及定期外幣存款按以下匯率折算為人民幣:

	2005年6月30日	2004年12月31日
美元	8.2765	8.2765
港幣	1.0649	1.0637

2 會計報表編製基準及主要會計政策（續）

（w） 公允價值套期

公允價值套期是指以衍生金融工具規避已確認資產或負債的公允價值變動風險，套期工具以公允價值進行期末計量所產生的收益或損失在損益表中確認。被套期項目因所規避風險所產生的收益或損失，在損益表中予以確認。

3 稅項

本集團所適用的主要稅種及稅率如下：

	稅率	納稅基數
增值稅		
一售電	17%	按銷售金額
一供熱	13%	按銷售金額
城市維護建設稅	5一7%	按應交增值稅額
所得稅（註）	15%、33%	按本期的應納稅所得額

註： 除四川廣安發電有限責任公司（「廣安公司」）外，本集團適用的所得稅稅率主要為33%。

本集團於截至2004年及2005年6月30日止6個月期間享受主要稅收優惠的資料如下：

公司名稱	優惠稅率	優惠原因
廣安公司	15%	享受西部大開發企業所得稅優惠政策

按照《財政部、國家稅務總局、海關總署關於西部大開發稅收優惠政策問題的通知》（財稅[2001]202號）及《國家稅務局關於落實西部大開發有關稅收政策具體實施意見的通知》（國稅發[2002]47號）規定，在2001年至2010年期間，企業經稅務機關審核確認後，可減按15%稅率繳納企業所得稅。根據四川省國家稅務局出具的批准文件，廣安公司於截至2004年及2005年6月30日止6個月期間減按15%的稅率繳納企業所得稅。

2 會計報表編製基準及主要會計政策*（續）*

(q) 收入確認*（續）*

(i) 電力收入

電力收入於電力供應至各電廠所在地的省電網公司時確認。

(ii) 熱力收入

熱力收入於熱力供應至客戶時確認。

(r) 借款費用

用於購建固定資產的專門借款的借款費用在有關固定資產達到預定可使用狀態所必要的購建期內予以資本化，計入所購建固定資產的成本。

除上述借款費用外，其他借款費用均於發生當期確認為財務費用。

(s) 大修、維修及保養支出

大修、維修及保養支出於實際發生時計入當期損益。

(t) 股利分配

現金股利於宣告發放時計入當期利潤及利潤分配表。資產負債表日後至會計報表批准報出日之間建議或批准的現金股利在資產負債表股東權益中單獨列示。

(u) 退休福利

按照中國有關法規，本集團為員工參加了政府組織安排的定額供款退休計劃。本集團按員工工資的一定比率向退休計劃供款，並將已到期的應供款額記入當期損益。

(v) 關聯方

如果本集團有能力直接或間接控制、共同控制另一方或對另一方施加重大影響；或另一方有能力直接或間接控制、共同控制本集團或對本集團施加重大影響；或本集團與另一方或多方同受一方控制，均被視為關聯方。關聯方可為個人或企業。

2 會計報表編製基準及主要會計政策（續）

(n) 所得稅

所得稅是按照納稅影響會計法確認的當期所得稅費用。當期所得稅費用包括當期應交所得稅和遞延稅項資產和負債的變動。

當期應交所得稅按當期應納稅所得額和適用的所得稅率計算。

遞延稅項是按債務法計算所做出的準備。該法是根據時間性差異計算遞延稅項，即對由於稅法與會計制度在確認收益、費用或損失時的時間不同而產生的稅前會計利潤與應納稅所得額的差異計算遞延稅項。在稅率變動或開徵新稅時，該法對原已確認的時間性差異的所得稅影響金額進行調整，在轉回時間性差異的所得稅影響金額時，按照現行所得稅率計算轉回。

預期可在未來抵減應納稅所得額的稅務虧損（在同一法定納稅單位及司法管轄區內）將用來抵銷遞延稅項負債。當與遞延稅項資產相關的稅務利益預計不能實現時，該相關遞延稅項資產將相應減少至其預期可實現數額。

(o) 預計負債及或有負債

如果本集團須就已發生的事件承擔現時義務，且該義務的履行很可能會導致經濟利益流出企業，以及有關金額能夠可靠地估計，本集團便會對該義務計提預計負債。

如果上述義務的履行導致經濟利益流出企業的可能性較低，或是無法對有關金額作出可靠地估計，該義務將被披露為或有負債。

(p) 專項應付款

專項應付款是指本集團接受國家撥入的具有專門作環保用途的撥款。本集團於實際收到專項撥款時記入專項應付款。撥款項目完成後，將有關的撥款記入資本公積。

(q) 收入確認

收入是在經濟利益能夠流入本集團，以及相關的收入和成本能夠可靠地計量時，根據下列方法確認：

2 會計報表編製基準及主要會計政策*（續）*

(m) 資產減值準備

本集團對各項資產（包括長期投資、固定資產、在建工程、無形資產等）的賬面價值定期進行審閱，以評估可收回金額是否已跌至低於賬面價值。當發生事項或情況變化顯示賬面價值可能無法收回，這些資產便需進行減值測試。若出現減值情況，賬面價值會減低至可收回金額，減計的價值即為資產減值損失。

可收回金額是指銷售淨價與預期從該資產的持續使用和使用壽命結束時的處置中形成的預計未來現金流量的現值兩者中的較高者。

本公司按單項項目計算資產減值損失，並將減值損失記入當期損益。但當本公司已將長期股權投資初始投資成本小於應享有被投資單位所有者權益份額的差額記入了資本公積後，本公司將長期股權投資的減值損失首先沖減該投資初始確認時記入資本公積的金額，減值損失超過該資本公積的部分記入當期損益。

如果有迹象表明以前年度據以計提資產減值的各種因素發生變化，使得資產的可收回金額大於其賬面價值，則以前年度已確認的資產減值損失便會轉回，轉回的資產減值損失計入當期損益，但轉回後資產的賬面價值不應高於假如資產沒有計提資產減值情況下的賬面價值。長期股權投資的減值損失轉回時，首先轉回原確認減值損失時記入損益的部分，然後再恢復原沖減的資本公積。

2 會計報表編製基準及主要會計政策（續）

(j) 固定資產與在建工程（續）

在有關建造的資產達到預定可使用狀態之前發生的與購建固定資產有關的一切直接或間接成本，包括在購建期間利用專門借款進行購建所發生的借款費用（包括有關借款本金和利息的匯兑損益），全部資本化為在建工程。

在建工程於達到預定可使用狀態時轉入固定資產。在建工程不計提折舊。

本集團對固定資產在預計使用年限內按直線法計提折舊，各類固定資產的預計可使用年限和預計淨殘值率分別為：

	預計使用年限	預計淨殘值率
土地使用權、房屋及建築物	15至50年	0%-3%
發電機組	10至20年	3%
其他	5至10年	3%

(k) 經營租賃費用

經營租賃的租金在租賃期內按直線法確認為費用。

(l) 無形資產

無形資產主要是指土地使用權。

土地使用權以成本減累計攤銷及減值準備（參見註釋2(m)）記入資產負債表內。

土地使用權的成本按直線法在使用權期限內攤銷。

2 會計報表編製基準及主要會計政策（續）

(i) 長期投資（續）

— 初始投資成本低於享有被投資企業所有者權益份額之差額，如果是在財政部發布《關於執行〈企業會計制度〉和相關會計準則有關問題解答（二）》（財會[2003]10號）以前發生的，合同規定投資期限的，按投資期限攤銷。合同沒有規定投資期限的，按10年平均攤銷，期末未攤銷餘額包括在長期股權投資中；在財政部頒布財會[2003]10號以後發生的，記入資本公積—股權投資準備。

聯營公司是指本集團或本公司長期擁有其不少於20%但不高於50%股本權益且對管理層有重大影響力但並無控制權的公司。

本集團或本公司對被投資企業無控制、無共同控制且無重大影響的長期投資採用成本法核算，即以初始投資成本計價。投資收益在被投資企業宣佈現金股利或利潤分配時確認。

處置或轉讓長期股權投資按實際取得的價款與賬面價值的差額計入當期損益。

本集團對長期股權投資計提減值準備（參見註釋2(m)）。

(j) 固定資產與在建工程

固定資產指本集團為生產電力及熱力和經營管理而持有的，使用期限超過1年且單位價值較高的資產。

固定資產以成本減累計折舊及減值準備（參見註釋2(m)）記入資產負債表內。在建工程以成本減減值準備（參見註釋2(m)）記入資產負債表內。

2 會計報表編製基準及主要會計政策（續）

(g) 壞賬準備

壞賬準備是由本集團根據單獨認定已有迹象表明回收困難的應收賬款和賬齡分析估計計提。其他應收款的壞賬準備是本公司根據其性質估計相應回收風險而計提的。

(h) 存貨

存貨包括煤、燃油、物料、組件及零件。存貨以成本值減存貨陳舊準備入賬。存貨成本包括採購成本及運輸成本和處理費用（以適用者為準）。煤及燃油的成本按加權平均法計算。物料、組件及零件的成本按先進先出法計算。

本集團存貨盤存制度為永續盤存制。

(i) 長期投資

長期投資按賬面價值與可收回金額孰低計價，本公司按個別投資項目計算的可收回金額低於賬面價值的差額計提長期投資減值準備。

本公司對被投資企業具有控制、共同控制或重大影響的長期投資採用權益法核算，即最初以初始投資成本計量，以後根據應享有的被投資企業所有者權益的份額進行調整。

初始投資成本與享有被投資企業所有者權益份額之差額作為股權投資差額，並按以下方式處理：

— 初始投資成本超過享有被投資企業所有者權益份額之差額，按直線法攤銷。合同規定投資期限的，按投資期限攤銷。合同沒有規定投資期限的，按10年平均攤銷；期末未攤銷餘額包括在長期股權投資中。

2 **會計報表編製基準及主要會計政策**(續)

(b) **合併報表的編製方法**(續)

與其他投資者通過合同協議規定分享對被投資企業的控制權而形成的合營企業，在編製合併報表時，本公司按比例合併方法對合營企業的資產、負債、收入、成本及費用進行合併，即將在合營企業的各項資產、負債、收入、成本及費用中所佔份額與本公司會計報表的類似項目逐行進行合併。

當子公司或合營企業所採用的會計政策與本公司不一致時，合併時已按照本公司的會計政策對子公司或合營企業會計報表進行必要的調整。合併時所有集團間重大交易，包括集團間未實現利潤及往來餘額均已抵銷。

(c) **記賬基礎和計價原則**

本集團記賬基礎為權責發生制。除特別聲明外，計價方法為歷史成本法。

(d) **記賬本位幣**

本集團的記賬本位幣為人民幣。

(e) **外幣折算**

外幣交易按交易當日中國人民銀行公佈的外匯牌價及國家認可的套算匯率折合為人民幣。期末各項貨幣性外幣資產及負債賬戶按資產負債表日中國人民銀行公佈的外匯牌價及國家認可的套算匯率折合為人民幣。除與購建固定資產直接有關的匯兑損益(參見註釋2(j))所述情況外，外幣折算差異作為匯兑損益計入當期損益。

(f) **現金等價物**

現金等價物指本集團持有期限短、流動性強、易於轉換為已知金額現金、價值變動風險很小的投資。

1 公司基本狀況 *(續)*

本公司及其子公司和合營企業主要從事發電及供熱業務,所發的電力全部輸往各電廠所在地的省電網公司。

本公司經中國證券監督管理委員會於 2005 年 1 月以證監發行字[2005]2 號文批准發行 765,000,000A 股,註冊股本每股面值人民幣 1 元的普通股因此增加至 6,021,084,200 股。新發行的 A 股包括 196,000,000 非流通國家股。其餘的 569,000,000A 股於 2005 年 2 月 3 日在上海證券交易所掛牌上市。

2 會計報表編製基準及主要會計政策

本公司、本公司子公司及合營企業按比例合併報表的部份(以下簡稱「本集團」)編製會計報表所採用的主要會計政策是根據中華人民共和國財政部頒布的企業會計準則和《企業會計制度》及其他有關規定製定的。

本集團於報告期內納入合併範圍的子公司名稱、業務性質、註冊資本、實際投資額、本公司所持有的各種股權的比例及合併期間詳見會計報表註釋 33。

(a) 會計年度

本集團的會計年度自公曆 1 月 1 日起至 12 月 31 日止。

(b) 合併報表的編製方法

本集團合併會計報表是按照《企業會計制度》和財政部頒布的《合併會計報表暫行規定》(財會字[1995]11 號)編製的。

合併會計報表的合併範圍包括本公司及其所有子公司。子公司指本公司通過直接及間接佔被投資公司 50% 以上(不含 50%)權益性資本的公司,或本公司雖然佔有被投資公司權益性資本不足 50% 但對其具有實質控制權的公司。只有在本公司對子公司佔 50% 以上權益性資本或雖佔其權益性資本不足 50% 但對其具有實質控股權的期間,其經營成果才反映在本集團的合併利潤表中。少數股東應佔的權益和損益作為獨立項目記入合併會計報表內。

未經審計會計報表註釋

（金額單位：人民幣）

1 公司基本狀況

華電國際電力股份有限公司（以下簡稱「本公司」）是經原中華人民共和國國家經濟體制改革委員會體改生[1994]76號文《關於設立山東國際電源開發股份有限公司的批覆》批准，於1994年6月28日在中華人民共和國（「中國」）成立的股份有限公司，註冊股本為每股面值人民幣1元的普通股3,825,056,200股，計人民幣3,825,056,200元。同日，本公司的發起人山東電力集團公司、山東省國際信託投資公司、山東魯能開發總公司、中國電力信託投資有限公司及棗莊市基本建設投資公司投入本公司有關兩家位於中國山東省鄒縣及十里泉的發電廠的所有資產（土地除外）及負債，連同兩家發電廠的若干有關在建工程，代價為將上述全部股本配發予有關的發起人。

本公司經國務院證券委員會於1998年12月15日以證監發[1998]317號文件批准發行境外股（H股），註冊股本每股面值人民幣1元的普通股因此增加至5,256,084,200股，其中內資股為3,825,056,200股（佔總股本72.77%），境外股（H股）為1,431,028,000股（佔總股本27.23%）。本公司於1999年6月成功地將本公司的1,431,028,000股境外股（H股）在香港聯合交易所掛牌上市。

於2003年4月1日，本公司原控股公司—山東電力集團公司將其持有的53.56%本公司股份權益轉至由國家全資擁有的中國華電集團公司（「華電集團」）持有。股權變更後，華電集團成為本公司的控股公司。

根據股東大會於2003年6月24日通過的決議，本公司的名稱由「山東國際電源開發股份有限公司」改為「華電國際電力股份有限公司」，並於2003年11月1日取得了更新的企股魯總字第003922號企業法人營業執照。

現金流量表（未經審計）*（續）*
截至2005年6月30日止6個月期間
（金額單位：人民幣千元）

現金流量表補充說明

(i) 將淨利潤調節為經營活動現金流量：

	截至2005年6月30日止6個月期間
淨利潤	454,053
加：固定資產折舊	489,738
無形資產攤銷	3,603
股權投資差額攤銷	14,355
處置固定資產的收益	(38)
財務費用	94,773
投資收益	(175,519)
遞延税項資產減少	12,183
存貨的增加	(137,119)
經營性應收項目的減少	179,332
經營性應付項目的減少	(330,439)
經營活動產生的現金流量淨額	604,922

(ii) 現金及現金等價物淨增加情況：

	截至2005年6月30日止6個月期間
現金及現金等價物的期末餘額	743,503
減：現金及現金等價物的期初餘額	(474,547)
現金及現金等價物淨增加額	268,956

此會計報表已於2005年8月25日獲本公司董事會批准。

賀恭	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

第51至第105頁的附註屬本中期財務報告一部分。

現金流量表（未經審計）*（續）*

截至2005年6月30日止6個月期間
（金額單位：人民幣千元）

	現金流量表補充說明	截至2005年6月30日止6個月期間
籌資活動產生的現金流量：		
吸收投資所收到的現金		1,893,315
借款所收到的現金		1,939,538
收到的其他與籌資活動有關的現金		24,939
現金流入小計		3,857,792
償還借款所支付的現金		(2,288,076)
償付利息所支付的現金		(132,677)
分配股利所支付的現金		(210,738)
支付的其他與籌資活動有關的現金		(3,394)
現金流出小計		(2,634,885)
籌資活動產生的現金流量淨額		1,222,907
現金及現金等價物淨增加額	(ii)	268,956

賀恭	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

第51至第105頁的附註屬本中期財務報告一部分。

現金流量表(未經審計)
截至2005年6月30日止6個月期間
(金額單位：人民幣千元)

	現金流量表補充說明	截至2005年6月30日止6個月期間
經營活動產生的現金流量：		
售電及售熱收到的現金		4,244,752
收到的其他與經營活動有關的現金		3,956
現金流入小計		4,248,708
購買商品和接受勞務支付的現金		(2,593,278)
支付給職工以及為職工支付的現金		(301,942)
支付的各項稅費		(581,158)
支付的其他與經營活動有關的現金		(167,408)
現金流出小計		(3,643,786)
經營活動產生的現金流量淨額	(i)	604,922
投資活動產生的現金流量：		
取得投資收益所收到的現金		14,599
處置固定資產所收回的現金淨額		621
減少定期存款		67,948
收到的其他與投資活動有關的現金		8,209
現金流入小計		91,377
購建固定資產、無形資產和其他長期資產所支付的現金		(718,901)
增加定期存款		(68,049)
投資所支付的現金		(863,300)
現金流出小計		(1,650,250)
投資活動產生的現金流量淨額		(1,558,873)

賀恭	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

第51至第105頁的附註屬本中期財務報告一部分。

合併現金流量表（未經審計）*（續）*

截至2005年6月30日止6個月期間
（金額單位：人民幣千元）

合併現金流量表補充說明

(i) 將淨利潤調節為經營活動現金流量：

	截至2005年6月30日止6個月期間
淨利潤	454,053
加：固定資產折舊	781,848
無形資產攤銷	4,075
合併價差及股權投資差額攤銷	14,679
處置固定資產的收益	(48)
財務費用	255,758
投資收益	(9,533)
少數股東損益	49,172
遞延稅項淨負債增加	64,365
存貨的增加	(176,584)
經營性應收項目的增加	(28,265)
經營性應付項目的減少	(183,905)
經營活動產生的現金流量淨額	1,225,615

(ii) 現金及現金等價物淨減少情況：

	截至2005年6月30日止6個月期間
現金及現金等價物的期末餘額	1,189,288
減：現金及現金等價物的期初餘額	(1,260,127)
現金及現金等價物淨減少額	(70,839)

此會計報表已於2005年8月25日獲本公司董事會批准。

賀恭	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

第51至第105頁的附註屬本中期財務報告一部分。

合併現金流量表(未經審計)*(續)*
截至2005年6月30日止6個月期間
(金額單位:人民幣千元)

	合併現金流量表補充説明	**截至2005年6月30日止6個月期間**
籌資活動產生的現金流量:		
吸收投資所收到的現金		1,973,315
借款所收到的現金		4,412,238
收到的其他與籌資活動有關的現金		24,939
現金流入小計		6,410,492
償還借款所支付的現金		(4,598,140)
償付利息所支付的現金		(361,429)
分配股利所支付的現金		(210,738)
分配少數股東股利所支付的現金		(1,975)
支付的其他與籌資活動有關的現金		(3,394)
現金流出小計		(5,175,676)
籌資活動產生的現金流量淨額		1,234,816
現金及現金等價物淨減少額	(ii)	(70,839)

賀恭	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

第51至第105頁的附註屬本中期財務報告一部分。

合併現金流量表(未經審計)

截至2005年6月30日止6個月期間
(金額單位:人民幣千元)

	合併現金流量表補充說明	截至2005年6月30日止6個月期間
經營活動產生的現金流量:		
售電及售熱收到的現金		7,139,387
收到的其他與經營活動有關的現金		66,451
現金流入小計		7,205,838
購買商品和接受勞務支付的現金		(4,402,062)
支付給職工以及為職工支付的現金		(458,654)
支付的各項稅費		(886,362)
支付的其他與經營活動有關的現金		(233,145)
現金流出小計		(5,980,223)
經營活動產生的現金流量淨額	(i)	1,225,615
投資活動產生的現金流量:		
取得投資收益所收到的現金		253
處置固定資產所收回的現金淨額		632
減少定期存款		67,948
收到的其他與投資活動有關的現金		11,511
現金流入小計		80,344
購建固定資產、無形資產和其他長期資產所支付的現金		(2,000,265)
增加定期存款		(68,049)
投資所支付的現金		(543,300)
現金流出小計		(2,611,614)
投資活動產生的現金流量淨額		(2,531,270)

賀恭	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

第51至第105頁的附註屬本中期財務報告一部分。

利潤及利潤分配表（未經審計）

截至2005年6月30日止6個月期間
（金額單位：人民幣千元）

	註釋	截至6月30日止6個月期間 2005年	2004年
主營業務收入	25	**3,730,371**	3,121,006
減：主營業務成本		**(2,933,122)**	(1,989,174)
主營業務稅金及附加	26	**(36,534)**	(37,493)
主營業務利潤		**760,715**	1,094,339
加：其他業務利潤		**155**	467
減：管理費用		**(229,486)**	(177,593)
財務費用	27	**(94,773)**	(103,132)
營業利潤		**436,611**	814,081
加：投資收益	28	**161,164**	110,523
營業外收入		**1,413**	39
減：營業外支出		**(876)**	(3,135)
利潤總額		**598,312**	921,508
減：所得稅	29	**(144,259)**	(263,865)
淨利潤		**454,053**	657,643
加：期初未分配利潤		**2,545,791**	1,947,418
可供股東分配的利潤		**2,999,844**	2,605,061
減：分配普通股股利	24(a)	**(210,738)**	(183,963)
期末未分配利潤		**2,789,106**	2,421,098
其中：於資產負債表日後提議分配的現金股利	24(b)	**—**	105,122

此會計報表已於2005年8月25日獲本公司董事會批准。

賀恭	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

第51至第105頁的附註屬本中期財務報告一部分。

合併利潤及利潤分配表（未經審計）

截至2005年6月30日止6個月期間
（金額單位：人民幣千元）

	註釋	截至6月30日止6個月期間 2005年	2004年
主營業務收入	25	**6,399,448**	4,767,278
減：主營業務成本		**(4,995,240)**	(3,185,713)
主營業務稅金及附加	26	**(62,769)**	(54,724)
主營業務利潤		**1,341,439**	1,526,841
加：其他業務利潤		**7,736**	4,366
減：管理費用		**(381,494)**	(284,695)
財務費用	27	**(255,758)**	(229,288)
營業利潤		**711,923**	1,017,224
加：投資收益	28	**9,386**	—
營業外收入		**11,332**	7,990
減：營業外支出		**(2,371)**	(4,716)
利潤總額		**730,270**	1,020,498
減：所得稅	29	**(227,045)**	(338,561)
少數股東損益		**(49,172)**	(24,294)
淨利潤		**454,053**	657,643
加：期初未分配利潤		**2,545,791**	1,947,418
可供股東分配的利潤		**2,999,844**	2,605,061
減：分配普通股股利	24(a)	**(210,738)**	(183,963)
期末未分配利潤		**2,789,106**	2,421,098
其中：於資產負債表日後提議分配的現金股利	24(b)	**—**	105,122

此會計報表已於2005年8月25日獲本公司董事會批准。

賀恭	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

第51至第105頁的附註屬本中期財務報告一部分。

資產負債表(未經審計)*(續)*

於2005年6月30日
(金額單位:人民幣千元)

	註釋	**2005年 6月30日**	2004年 12月31日
負債和股東權益			
流動負債			
短期借款	14	**597,712**	1,159,548
應付賬款	15	**369,288**	590,851
應付工資		**46,982**	80,839
應付福利費		**9,222**	11,302
應交稅金	16	**179,012**	255,938
其他應交款	17	**21,557**	16,214
其他應付款	18	**161,347**	171,094
一年內到期的長期借款	19	**1,384,310**	1,298,959
流動負債合計		**2,769,430**	3,584,745
長期負債			
長期借款	20	**3,683,847**	3,555,900
專項應付款		**15,000**	15,000
長期負債合計		**3,698,847**	3,570,900
負債合計		**6,468,277**	7,155,645
股東權益			
股本	22	**6,021,084**	5,256,084
資本公積	23(a)	**1,876,119**	755,383
盈餘公積	23(b)	**1,257,497**	1,257,497
其中:法定公益金		**333,085**	333,085
未分配利潤		**2,789,106**	2,545,791
其中:於資產負債表日後提議分配的現金股利		**—**	210,738
股東權益合計		**11,943,806**	9,814,755
負債和股東權益總計		**18,412,083**	16,970,400

此會計報表已於2005年8月25日獲本公司董事會批准。

賀恭
法定代表人

祝方新
主管會計工作的公司負責人

陶雲鵬
會計機構負責人

第51至第105頁的附註屬本中期財務報告一部分。

資產負債表(未經審計)

於2005年6月30日
(金額單位：人民幣千元)

	註釋	2005年 6月30日	2004年 12月31日
資產			
流動資產			
貨幣資金	4	**754,356**	485,299
應收賬款	5	**692,711**	572,929
其他應收款	6	**66,437**	75,436
預付賬款	7	**14,606**	309,571
存貨	8	**320,388**	183,269
流動資產合計		**1,848,498**	1,626,504
長期投資			
長期股權投資	9	**3,635,989**	2,674,992
固定資產			
固定資產原價		**18,812,867**	18,803,782
減：累計折舊		**(7,504,837)**	(7,015,439)
固定資產淨值	10	**11,308,030**	11,788,343
工程物資	11	**912,178**	501,231
在建工程	11	**499,985**	207,100
固定資產合計		**12,720,193**	12,496,674
無形資產及其他資產			
無形資產	12	**119,675**	121,819
預付投資款	13	**49,500**	—
無形資產及其他資產合計		**169,175**	121,819
遞延稅項			
遞延稅項資產	21	**38,228**	50,411
資產總計		**18,412,083**	16,970,400

賀恭	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

第51至第105頁的附註屬本中期財務報告一部分。

合併資產負債表(未經審計)*(續)*

於2005年6月30日
(金額單位:人民幣千元)

	註釋	2005年 6月30日	2004年 12月31日
負債和股東權益(續)			
股東權益			
股本	22	**6,021,084**	5,256,084
資本公積	23(a)	**1,876,119**	755,383
盈餘公積	23(b)	**1,257,497**	1,257,497
其中:法定公益金		**333,085**	333,085
未分配利潤		**2,789,106**	2,545,791
其中:於資產負債表日後提議分配的現金股利		**—**	210,738
股東權益合計		**11,943,806**	9,814,755
負債和股東權益總計		**29,696,744**	27,790,708

此會計報表已於2005年8月25日獲本公司董事會批准。

賀恭	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

第51至第105頁的附註屬本中期財務報告一部分。

合併資產負債表(未經審計)*(續)*

於2005年6月30日
(金額單位:人民幣千元)

	註釋	2005年 6月30日	2004年 12月31日
負債和股東權益			
流動負債			
短期借款	14	**2,448,012**	3,115,847
應付銀行承兑匯票		**79,747**	—
應付賬款	15	**1,180,106**	1,426,699
應付工資		**53,099**	83,739
應付福利費		**20,805**	21,813
應交税金	16	**253,775**	308,045
其他應交款	17	**28,579**	17,551
其他應付款	18	**455,859**	426,171
一年內到期的長期借款	19	**2,525,026**	1,734,175
流動負債合計		**7,045,008**	7,134,040
長期負債			
長期借款	20	**9,454,025**	9,762,943
專項應付款		**98,920**	98,920
長期負債合計		**9,552,945**	9,861,863
遞延税項			
遞延税項負債	21	**282,555**	232,082
負債合計		**16,880,508**	17,227,985
少數股東權益		**872,430**	747,968

賀恭	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

第51至第105頁的附註屬本中期財務報告一部分。

合併資產負債表（未經審計）

於2005年6月30日
（金額單位：人民幣千元）

	註釋	2005年6月30日	2004年12月31日
資產			
流動資產			
貨幣資金	4	**1,200,141**	1,270,879
應收銀行承兑匯票		**9,442**	49,633
應收賬款	5	**1,383,232**	1,000,862
其他應收款	6	**85,291**	96,779
預付賬款	7	**43,546**	349,578
存貨	8	**534,620**	358,036
流動資產合計		**3,256,272**	3,125,767
長期投資			
長期股權投資	9	**1,334,448**	845,812
其中：合併價差及股權投資差額		**248,148**	262,827
固定資產			
固定資產原價		**31,010,560**	30,992,853
減：累計折舊		**(11,048,453)**	(10,267,481)
固定資產淨值	10	**19,962,107**	20,725,372
工程物資	11	**2,972,937**	1,881,316
在建工程	11	**1,929,457**	1,007,498
固定資產合計		**24,864,501**	23,614,186
無形資產及其他資產			
無形資產	12	**144,248**	143,276
預付投資款	13	**49,500**	—
無形資產及其他資產合計		**193,748**	143,276
遞延稅項			
遞延稅項資產	21	**47,775**	61,667
資產總計		**29,696,744**	27,790,708

賀恭	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

第51至第105頁的附註屬本中期財務報告一部分。

獨立審閱報告

致華電國際電力股份有限公司董事會

引言

我們已審閱貴公司刊於第19頁至第36頁的中期財務報告。

董事及核數師的責任

根據《香港聯合交易所有限公司證券上市規則》(「上市規則」)，上市公司必須以符合上市規則中相關的規定及國際會計準則委員會採用的《國際會計準則》第34號－「中期財務報告」的規定編製中期財務報告。中期財務報告由董事會負責，並由董事會核准通過。

我們的責任是根據我們審閱工作的結果，對中期財務報告提出獨立結論，並按照我們雙方所協議的應聘條款，僅向整體董事會報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

審閱工作

我們是按照香港會計師公會頒布的《核數準則》第700號－「中期財務報告的審閱」進行審閱。審閱工作主要包括向集團管理層作出查詢及分析中期財務報告，評估財務報告中會計政策是否貫徹運用，賬項編列是否一致；賬項中另有説明的特別情況除外。審閱不包括控制測試及資產、負債和交易驗證等審核程序。由於審閱的範圍遠較審核小，所給予的保證程度也較審核低，因此，我們不會對中期財務報告發表審核意見。

審閱結論

根據這項不構成審核的審閱工作，我們並沒有察覺截至二零零五年六月三十日止六個月的中期財務報告需要作出任何重大的修訂。

畢馬威會計師事務所
執業會計師
香港，二零零五年八月二十五日

(18) 資本承擔

(i) 本集團（不包括合營企業）在二零零五年六月三十日及二零零四年十二月三十一日未償付亦未在財務報表內提撥準備的資本承擔如下：

	二零零五年六月三十日 人民幣千元	二零零四年十二月三十一日 人民幣千元
已訂約		
— 興建發電廠	**8,721,038**	6,185,912
— 投資	**583,640**	796,940
— 技改工程及其他	**205,396**	276,921
	9,510,074	7,259,773
已授權但未訂約		
— 興建發電廠	**11,383,600**	9,367,247
— 技改工程及其他	**538,140**	567,380
	11,921,740	9,934,627
	21,431,814	17,194,400

(ii) 於二零零五年六月三十日，本集團分攤合營企業的資本開支承擔為人民幣1,318,578,000元（於二零零四年十二月三十一日：人民幣312,096,000元）。

(19) 或有負債

於二零零五年六月三十日及二零零四年十二月三十一日，本集團及合營企業均沒有重大的或有負債。

(20) 分部報告

本集團及其合營企業的溢利差不多全部來自於中國的發電及售電業務。因此，不用提供分部分析。

(17) 重大關聯方交易（續）

(iii) 本公司於二零零四年一月以人民幣580,813,000元向中國華電收購其持有的四川廣安發電有限責任公司80% 的權益。

(iv) 於二零零五年四月，本公司、中國華電及若干其他的同系附屬公司於中國北京市合資成立華電置業。華電置業於二零零五年六月八日註冊成立，註冊資本為人民幣5.5億元。本公司的投資成本為人民幣1.65億元，持有華電置業30% 的權益。

(v) 有關支付中國華電的收購款訂金的詳情，請見附註11。

(vi) 本公司是中國華電之附屬公司而中國華電本身是由中國政府擁有。本集團同時與一些由中國政府直接或間接擁有或控制的其他企業（「國有企業」）進行商業活動。以上所披露的關聯交易僅指本集團與山東省國際信託、中國華電及同受中國華電控制的企業之間的交易。與其他國有企業的交易是在一般業務過程及按正常商業條款進行，因此本集團相信已對上述關聯交易作出有意義的披露。

(16) 股本

於二零零五年一月，本公司發行765,000,000股每股面值人民幣1元的新A股，發行價為每股人民幣2.52元的現金。這次發行A股所籌集的淨金額為人民幣1,885,501,000元，其中人民幣765,000,000元，撥入股本，餘額人民幣1,120,501,000元撥入資本儲備。

(17) 重大關聯方交易

(i) 本集團與關聯方於截至二零零四年和二零零五年六月三十日止六個月進行的重大關聯方交易列示如下：

	截至六月三十日止六個月	
	二零零五年	二零零四年
	人民幣千元	*人民幣千元*
已付及應付受控股公司控制的企業之建築費及設備費	—	2,640
利息支出	**41,997**	20,700
來自關聯方借款淨額	**250,000**	908,056

(ii) 應付關聯方的餘額如下：

	交易種類	**二零零五年六月三十日** ***人民幣千元***	二零零四年十二月三十一日 *人民幣千元*
華電財務有限公司（「華電財務」）	借貸	**1,228,037**	978,037
山東省國際信託投資有限公司（「山東省國際信託」）	借貸	**510,000**	510,000

(13) 現金及現金等價物

	二零零五年六月三十日 人民幣千元	二零零四年十二月三十一日 人民幣千元
現金及銀行結餘	**1,132,091**	1,203,466
銀行存款	**57,197**	56,661
	1,189,288	1,260,127

(14) 銀行貸款

於二零零五年六月三十日，本公司的合營企業濰坊發電廠共有逾期借款人民幣76,428,000元（按本集團所佔份額）。此部分借款由中國建設銀行貸出，用於濰坊發電廠兩台300MW機組的建設，已分別於一九九六年至二零零零年到期。出於企業經營需要，濰坊發電廠的另一投資方濰坊市投資公司已與中國建設銀行協商推遲還款。現該項借款年利率為5.76%，並不收取任何罰息。公司目前估計還款時間可能在二零零五年底之前。

(15) 應付賬款及其他應付款

	二零零五年六月三十日 人民幣千元	二零零四年十二月三十一日 人民幣千元
應付賬款	**476,368**	667,055
應付工程款	**783,485**	759,644
其他	**735,232**	781,848
	1,995,085	2,208,547

應付賬款自發票日起計30天內到期支付。該筆款項於二零零五年六月三十日尚未到期。

(11) 訂金

根據二零零五年六月十四日本公司與中國華電集團公司（「中國華電」）簽定之收購合同，本公司將分別以人民幣74,900,000元和人民幣90,100,000元向中國華電收購其持有的安徽華電宿州發電有限公司的97%權益及華電新鄉發電有限公司的90%權益。這次收購的先決條件是要得到國有資產監督管理機構批准。

於二零零五年六月三十日，本公司已就這次收購向中國華電支付了人民幣49,500,000元。

(12) 應收賬款及應收票據

	二零零五年六月三十日 人民幣千元	二零零四年十二月三十一日 人民幣千元
應收售電款及票據	**1,344,328**	991,515
應收售熱款及票據	**48,346**	58,980
	1,392,674	1,050,495

應收售電款自發票日起計30天內到期支付。應收售熱款自發票日起計90天內到期支付。

應收賬款及應收票據的賬齡分析如下：

	二零零五年六月三十日 人民幣千元	二零零四年十二月三十一日 人民幣千元
一年內	**1,345,358**	1,020,280
一至二年間	**18,496**	3,030
二至三年間	**16,439**	25,572
三年後	**12,381**	1,613
	1,392,674	1,050,495

(10) 聯營公司權益

於二零零五年六月三十日，本集團擁有以下於中國成立的非上市聯營公司：

		所有權權益比率			
聯營公司	繳足資本 *人民幣千元*	本集團的實際權益	由本公司持有	由附屬公司持有	主要業務
安徽池州九華發電有限公司	640,000	40%	40%	—	興建發電廠
寧夏發電集團有限公司	900,000	31.11%	31.11%	—	發電及售電和投資控股
寧夏英力特中寧發電有限公司	111,200	50%	50%	—	發電及售電
四川華鎣山龍灘煤電有限責任公司	75,920	36%	—	45%	開發煤礦和售煤
四川瀘州川南發電有限責任公司*	200,000	40%	40%	—	興建發電廠
華電置業有限公司（「華電置業」）*	550,000	30%	30%	—	物業發展

* *截至二零零五年六月三十日止六個月內新成立。*

截至二零零五年六月三十日，本集團根據各聯營公司的章程，投入共人民幣 493,800,000 元作為資本金。

(8) 每股盈利

(i) 每股基本盈利

每股基本盈利是按照截至二零零五年六月三十日止六個月的母公司股東應佔溢利人民幣467,587,000元（截至二零零四年六月三十日止六個月：人民幣659,136,000元），及截至二零零五年六月三十日止六個月內已發行股份的加權平均股數5,893,584,000股（截至二零零四年六月三十日止六個月：5,256,084,200股）計算。

(ii) 每股攤薄盈利

截至二零零四年和二零零五年六月三十日止六個月均沒有可能造成攤薄影響的股份。

(9) 在建工程

截至二零零四年和二零零五年六月三十日止六個月，增加及結轉的在建工程如下：

	二零零五年六月三十日 ***人民幣千元***	二零零四年六月三十日 *人民幣千元*
通過收購附屬公司	—	1,046,319
增加	**2,040,671**	937,865
結轉物業、機械裝置及設備	**(7,622)**	(11,212)

(7) 股息

(i) 中期股息：

	截至六月三十日止六個月	
	二零零五年	二零零四年
	人民幣千元	*人民幣千元*
於結算日後已宣派及支付中期股息每股人民幣0元（截至二零零四年六月三十日止六個月：人民幣0.02元）	**—**	105,122

2004年中期股息尚未在結算日確認為負債。

(ii) 屬於上一財政年度，並於中期核准的股息：

	截至六月三十日止六個月	
	二零零五年	二零零四年
	人民幣千元	*人民幣千元*
屬於截至二零零四年十二月三十一日止年度，並於下一中期核准末期股息每股人民幣0.035元（截至二零零三年十二月三十一日止年度：人民幣0.035元）	**210,738**	183,963

(4) 財務費用淨額

	截至六月三十日止六個月	
	二零零五年	二零零四年
	人民幣千元	人民幣千元
銀行及其他貸款的利息	**361,969**	303,851
減：利息資本化	**(93,509)**	(43,534)
利息支出淨額	**268,460**	260,317
減：利息收入	**(11,511)**	(6,960)
衍生金融工具淨收益	**(20,660)**	(24,069)
財務費用淨額	**236,289**	229,288

利息成本已就在建工程按每年5.07%（截至二零零四年六月三十日止六個月：每年4.95%）的比率資本化。

(5) 除稅前溢利

計算除稅前溢利時已扣除：

	截至六月三十日止六個月	
	二零零五年	二零零四年
	人民幣千元	人民幣千元
存貨成本	**3,851,966**	2,127,061
無形資產及預付租賃攤銷	**11,008**	11,730
折舊	**796,272**	736,549

(6) 所得稅

	截至六月三十日止六個月	
	二零零五年	二零零四年
	人民幣千元	人民幣千元
中華人民共和國（「中國」）企業所得稅準備	**162,680**	312,920
遞延稅項	**64,164**	20,557
	226,844	333,477

除本公司的一家附屬公司按15%的優惠稅率計稅外，中國企業所得稅準備是按本集團截至二零零五年六月三十日止六個月的估計應課稅溢利按33%的適用稅率計算（截至二零零四年六月三十日止六個月：33%）。

(2) 會計政策的修訂 *(續)*

(ii) 少數股東權益（《國際會計準則》第1號「財務報表之呈報」和《國際會計準則》第27號「綜合及獨立財務報表」）

在以往年度，於結算日的少數股東權益是在綜合資產負債表內與負債及權益分開呈報。少數股東所佔本集團本年度業績的權益亦會在損益表內分開呈報，並列作計算股東應佔溢利前作出的扣減。

根據《國際會計準則》第1號和第27號的規定，由二零零五年一月一日起，於結算日的少數股東權益在綜合資產負債表的權益項目中，與母公司的權益持有人應佔權益分開呈報，而少數股東所佔本集團期內業績的權益，則在綜合損益表內列示為在本公司少數股東權益與母公司的權益持有人之間分配的期內溢利或虧損總額。

於比較期間在綜合資產負債表、損益表及權益變動表內呈報的少數股東權益已因而重報。

(3) 營業額

營業額是指售電及售熱的收入，並已扣除增值稅，列示如下：

	截至六月三十日止六個月	
	二零零五年	二零零四年
	人民幣千元	*人民幣千元*
售電收入	**6,254,736**	4,675,389
售熱收入	**144,712**	91,889
	6,399,448	4,767,278

(2) 會計政策的修訂 *(續)*

(i) 正商譽和負商譽的攤銷（《國際財務報告準則》第3號「企業合併」及《國際會計準則》第36號「資產減值」）*(續)*

根據《國際財務報告準則》第3號和《國際會計準則》第36號的規定，本集團由二零零五年一月一日起停止對企業合併產生的正商譽進行攤銷。這些商譽按成本減任何累計減值虧損後入賬。商譽不予攤銷，而是每年（包括初次確認當年）或在出現減值跡象時接受減值測試。減值虧損會在與商譽相配的現金產生單位的賬面值高於其可收回數額時確認。減值虧損不予轉回。

此外，根據《國際財務報告準則》第3號由二零零五年一月一日起，如果透過企業合併收購的淨資產的公允價值高於已付價款（即按照以往會計政策原應列作負商譽的金額），高出的部分會立即在損益表中確認。

本集團已按照《國際財務報告準則》第3號的過渡性安排，按未來適用法採用有關正商譽的新會計政策。因此，比較數字並無重報；於二零零五年一月一日的商譽累計攤銷已與成本沖銷；以及沒有在截至二零零五年六月三十日止的六個月的損益表確認商譽攤銷。

本集團已按照《國際財務報告準則》第3號的過渡性安排，按未來適用法採用有關負商譽的新會計政策。因此，比較數字並無重報；負商譽的賬面金額不予確認，保留溢利的期初結餘已同時作出相應調整；以及沒有在截至二零零五年六月三十日止六個月的損益表確認負商譽攤銷。

由於採用該會計政策，本集團截至二零零五年六月三十日止的六個月內的商譽攤銷和除稅後溢利，以及每股基本盈利分別增加人民幣1,768,000元（截至二零零四年六月三十日止六個月：人民幣0元）及人民幣0.0003元（截至二零零四年六月三十日止六個月：人民幣0元）。本集團於二零零五年一月一日的保留溢利期初結餘增加了人民幣6,966,000元。

(2) 會計政策的修訂

國際會計準則委員會頒布了多項新定及經修訂的《國際財務報告準則》（包括《國際會計準則》及詮釋）。這些準則在由二零零五年一月一日或以後開始的會計期間生效或可供提早採用。董事會根據已頒布的《國際財務報告準則》，確定預期在編製本集團截至二零零五年十二月三十一日止年度的年度財務報表時採用的會計政策。

本中期財務報表刊發日後，這些對截至二零零五年十二月三十一日止年度的年度財務報表有效或可供提早採用的《國際財務報告準則》有可能受到國際會計準則委員會頒布額外詮釋或作出其他修訂所影響。因此，不能在本中期財務報表刊發日準確地確定本集團將對該期間財務報表採用的會計政策。

與二零零五年一月一日開始的年度會計期間有關，並已在本中期財務報表中反映的會計政策修訂詳情如下：

(i) 正商譽和負商譽的攤銷（《國際財務報告準則》第3號「企業合併」及《國際會計準則》第36號「資產減值」）

在以往期間：

— 就協議日期在二零零四年三月三十一日前的企業合併而言，正商譽按成本減累計攤銷及任何減值虧損後入賬。攤銷在利益預計可用的時期（但以二十年為限）內按直線法，從初次確認日起記入損益表。在出現任何減值跡象時，會對商譽可收回數額作出估計。

除非商譽的減值虧損是由性質獨特及預計不會再出現的特殊外界因素所造成，而可收回數額的增加明顯是與該特殊因素轉回有關，否則減值虧損不予轉回。

— 就協議日期在二零零四年三月三十一日前的企業合併而言，負商譽（但以所收購非貨幣資產公允價值為限）則按應計折舊／攤銷的非貨幣資產的加權平均可用年限在損益表內確認。高於所收購非貨幣資產公允價值的負商譽會即時在損益表內確認。

未經審計中期財務報告附註

（以人民幣列示）

(1) 編製基準

本中期財務報告已按照《香港聯合交易所有限公司證券上市規則》適用的披露條文編製，包括符合國際會計準則委員會所採納的《國際會計準則》第34號「中期財務報告」的規定。本中期財務報告於二零零五年八月二十五日許可發出。

除了預期在二零零五年年度財務報表反映的會計政策修訂外，本中期財務報告已按照二零零四年年度財務報表所採用的會計政策編製。有關這些會計政策修訂的詳情載於附註2。

管理層在編製符合《國際會計準則》第34號規定的中期財務報告時所作的判斷、估計和假設，會影響會計政策的應用及於財務報表截止日的資產及負債的匯報數額以及報告期內的收入和支出的匯報數額。實際結果可能與估計金額有異。

本中期財務報告包括簡略綜合財務報表和若干選定的解釋附註。這些附註闡述了自二零零四年年度財務報表刊發以來，在了解本集團的財務狀況和業績方面的變動確屬重要的若干事件和交易。本簡略綜合中期財務報表和其中所載的附註並未載有根據《國際財務報告準則》的要求編製完整財務報表所需的一切資料。

刊於第19至第36頁的中期財務報告雖未經審計，但已由畢馬威會計師事務所按照香港會計師公會所頒布的《核數準則》第700號 — 「中期財務報告的審閱」進行了審閱。畢馬威會計師事務所致董事會的獨立審閱報告載於第37頁。

雖然中期財務報告所載有關截至二零零四年十二月三十一日止財政年度的財務資料並不構成本公司在該財政年度根據《國際財務報告準則》編製的財務報表，但這些財務資料均取自該等財務報表。截至二零零四年十二月三十一日止年度的財務報表可於本公司的法定地址索取。審計師已在其二零零五年三月二十二日的報告中對這些財務報表發表了無保留意見。

未經審計的簡略綜合現金流量表

截至二零零五年六月三十日止六個月
(以人民幣列示)

	截至六月三十日止六個月	
	二零零五年	二零零四年
	人民幣千元	*人民幣千元*
來自經營活動的現金淨額	**864,186**	1,074,511
用於投資活動的現金淨額	**(2,531,270)**	(1,275,234)
來自籌資活動的現金淨額	**1,596,245**	815,168
現金及現金等價物(減少)/增加	**(70,839)**	614,445
於一月一日的現金及現金等價物	**1,260,127**	568,839
於六月三十日的現金及現金等價物	**1,189,288**	1,183,284

第24至第36頁的附註屬本中期財務報告一部分。

未經審計的綜合權益變動表

截至二零零五年六月三十日止六個月

（以人民幣列示）

		屬於母公司權益持有人								
		股本	資本儲備	法定盈餘公積	法定公益金	任意盈餘公積	保留溢利	合計	少數股東權益	總權益
	附註	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
2005年1月1日結餘										
一 上年度報告		5,256,084	777,418	860,722	333,085	63,690	2,582,560	9,873,559	812,943	10,686,502
一 修訂負商譽的會計政策所產生的期初結餘調整	2(i)	–	–	–	–	–	6,966	6,966	–	6,966
一 已重報		5,256,084	777,418	860,722	333,085	63,690	2,589,526	9,880,525	812,943	10,693,468
發行A股	16	765,000	1,120,501	–	–	–	–	1,885,501	–	1,885,501
附屬公司少數股東的投入		–	–	–	–	–	–	–	80,000	80,000
本期間溢利		–	–	–	–	–	467,587	467,587	48,722	516,309
已核准母公司權益持有人的股息	7	–	–	–	–	–	(210,738)	(210,738)	–	(210,738)
已核准附屬公司少數股東的股息		–	–	–	–	–	–	–	(4,710)	(4,710)
2005年6月30日結餘		6,021,084	1,897,919	860,722	333,085	63,690	2,846,375	12,022,875	936,955	12,959,830
2004年1月1日結餘		5,256,084	778,040	755,700	283,920	60,655	1,982,537	9,116,936	186,586	9,303,522
本期間溢利		–	–	–	–	–	659,136	659,136	24,177	683,313
收購附屬公司		–	–	–	–	–	–	–	141,097	141,097
已核准母公司權益持有人的股息	7	–	–	–	–	–	(183,963)	(183,963)	–	(183,963)
已核准附屬公司少數股東的股息		–	–	–	–	–	–	–	(9,514)	(9,514)
2004年6月30日結餘		5,256,084	778,040	755,700	283,920	60,655	2,457,710	9,592,109	342,346	9,934,455

第24至第36頁的附註屬本中期財務報告一部分。

未經審計的綜合資產負債表*(續)*

於二零零五年六月三十日
(以人民幣列示)

	附註	**二零零五年 六月三十日 人民幣千元**	二零零四年 十二月三十一日 人民幣千元
總資產減流動負債承前		**22,912,709**	20,901,164
非流動負債			
銀行貸款		**8,182,487**	8,500,075
股東貸款		**—**	175,000
國家貸款		**74,676**	79,492
其他貸款		**1,196,862**	1,008,376
遞延政府補助		**98,920**	98,920
遞延税項負債		**399,934**	352,799
		9,952,879	10,214,662
資產淨額		**12,959,830**	10,686,502
資本及儲備			
股本	16	**6,021,084**	5,256,084
儲備		**6,001,791**	4,617,475
屬於母公司權益持有人的權益		**12,022,875**	9,873,559
少數股東權益		**936,955**	812,943
總權益		**12,959,830**	10,686,502

第24至第36頁的附註屬本中期財務報告一部分。

未經審計的綜合資產負債表

於二零零五年六月三十日
（以人民幣列示）

	附註	二零零五年六月三十日 人民幣千元	二零零四年十二月三十一日 人民幣千元
非流動資產			
物業、機械裝置及設備		**20,147,360**	20,925,048
在建工程	9	**4,909,781**	2,876,732
預付租賃		**410,249**	416,204
無形資產		**44,431**	37,465
聯營公司權益	10	**913,331**	410,163
其他投資		**175,639**	175,639
訂金	11	**49,500**	—
遞延税項資產		**44,638**	61,667
		26,694,929	24,902,918
流動資產			
存貨		**534,620**	358,036
訂金、其他應收款及預付款		**135,354**	452,876
應收賬款及應收票據	12	**1,392,674**	1,050,495
可收回税項		**1,510**	9,210
定期存款（到期日超過三個月）		**10,853**	10,752
現金及現金等價物	13	**1,189,288**	1,260,127
		3,264,299	3,141,496
流動負債			
銀行貸款	14	**4,072,271**	3,876,569
股東貸款的本期部分		**510,000**	335,000
國家貸款的本期部分		**9,462**	9,111
其他貸款		**381,305**	629,342
應付賬款及其他應付款	15	**1,995,085**	2,208,547
應付税項		**78,396**	84,681
		7,046,519	7,143,250
淨流動負債		**(3,782,220)**	(4,001,754)
總資產減流動負債結轉		**22,912,709**	20,901,164

未經審計的綜合損益表

截至二零零五年六月三十日止六個月
（以人民幣列示）

	附註	截至六月三十日止六個月 二零零五年 人民幣千元	 二零零四年 人民幣千元
營業額	3	**6,399,448**	4,767,278
經營費用			
耗煤		**(3,602,948)**	(1,910,264)
折舊及攤銷		**(807,280)**	(748,279)
大修費用		**(143,133)**	(112,764)
維修保養費用		**(66,501)**	(62,305)
員工成本		**(431,684)**	(394,056)
行政費用		**(213,439)**	(140,391)
銷售有關稅項		**(62,769)**	(54,724)
其他經營費用		**(120,429)**	(107,384)
		(5,448,183)	(3,530,167)
經營溢利		**951,265**	1,237,111
其他收入		**9,595**	5,693
財務費用淨額	4	**(236,289)**	(229,288)
非經營收入，淨額		**8,961**	3,274
聯營公司投資收益減虧損		**9,621**	—
除稅前溢利	5	**743,153**	1,016,790
所得稅	6	**(226,844)**	(333,477)
除稅後溢利		**516,309**	683,313
屬於：			
母公司權益持有人		**467,587**	659,136
少數股東		**48,722**	24,177
除稅後溢利		**516,309**	683,313
每股基本盈利	8(i)	**人民幣0.079元**	人民幣0.125元

第24至第36頁的附註屬本中期財務報告一部分。

比《管治守則》的「守則條文」更為嚴格的主要方面包括：

— 在二零零五年上半年，本公司共舉行了五次董事會會議。

— 除審核委員會和薪酬委員會之外，本公司還成立了戰略委員會，主要負責

1. 對公司長期發展戰略規劃進行研究並提出建議；

2. 對須經董事會批准的重大投資融資方案進行研究並提出建議；

3. 對須經董事會批准的重大生產經營決策項目進行研究並提出建議；

4. 對其他影響公司發展的重大事項進行研究並提出建議；

5. 對以上事項的實施進行檢查；

6. 董事會要求的其他事宜。

與《管治守則》的「守則條文」有偏離的地方：

《管治守則》的一項「守則條文」要求上市公司應就有關僱員買賣公司證券事宜設定書面指引。就此而言，「有關僱員」包括上市公司任何因其職務或僱員關係而可能會擁有關於上市公司或其證券的未公開股價敏感資料的僱員，又或上市公司的附屬公司或母公司的此等董事或僱員。目前，本公司未設定有關書面指引。為求遵守這個守則，本公司正在制訂就有關僱員買賣本公司證券事宜的書面指引。

有關截至二零零五年六月三十日止六個月期間，本公司已按標準守則相同的條款採納有關董事進行本公司證券交易的行為守則。經向所有董事仔細查詢後，本公司理解所有董事已遵守標準守則所載的所需準則。

購回、出售或贖回證券

在本期間，本公司及其各附屬公司並無購回、出售或贖回任何其已發行證券（「證券」一詞的涵義見上市規則附錄十六第1條）（不計新發證券）。

委託存款及逾期定期存款

於二零零五年六月三十日，本集團存放於財務機構或其他方的存款並沒有任何委託或信託存款，或本集團在到期時未能收回的任何重大定期存款。

重大訴訟

於二零零五年六月三十日，本集團並無涉及任何重大法律訴訟或仲裁事項。此外，據本公司董事所知，截至二零零五年六月三十日，本集團亦無任何尚未了結或可能提出或被控的重大訴訟或索償。

企業管治常規

本公司的企業管治守則包括但不限於本公司公司章程、審核委員會議事守則、股東大會議事規則、董事會議事規則、監事會議事規則等文件。

本公司董事會已檢討本公司採納的企業管治守則文件下的有關規定和公司實務情況，認為本公司於二零零五年上半年的企業管治水平已達到上市規則附錄14所載《企業管治常規守則》（「《管治守則》」）下大部分「守則條文」的要求。 在某些方面，本公司採納的企業管治守則比《管治守則》的「守則條文」更為嚴格。下面就主要方面列出本公司的企業管治比《管治守則》的「守則條文」更為嚴格的地方及與該等條文偏離的地方：

5. 由香港中央結算（代理人）有限公司持有的1,420,381,900股H股中，Alliance Capital Management L.P.透過受控制法團總共持有本公司97,824,000股H股（佔本公司當時已發行H股總數約6.84%），根據本公司董事可獲得的資料，並就本公司董事所理解，有關Alliance Capital Management L.P.所控制法團於本公司的權益的資料如下：

   (a) 450,000股H股（佔本公司當時已發行H股總數約0.03%）是由Alliance Capital Ltd持有，而其則由Alliance Capital Management Corporation of Delaware100%控制，Alliance Capital Management Corporation of Delaware由Alliance Capital Management L.P.100%控制；

   (b) 2,854,000股H股（佔本公司當時已發行H股總數約0.20%）是由Alliance Capital Management Australia Limited持有，而其則由Alliance Capital Management Corporation of Delaware 50%控制，而Alliance Capital Management Corporation of Delaware由Alliance Capital Management L.P.100%控制。

除上述所披露外，據本公司董事所知，於二零零五年六月三十日，並無任何其它人士（非本公司董事、監事、行政總裁或高級管理人員）在本公司任何類別股份或相關股份（視情況而定）中擁有根據《證券及期貨條例》第XV部第2和第3分部之規定須向本公司及聯交所披露並記錄於根據《證券及期貨條例》第336條規定而備存的登記冊的權益或淡倉。

董事、監事、行政總裁或高級管理人員的證券權益

於二零零五年六月三十日，本公司各董事、監事、行政總裁或高級管理人員，概無在本公司及/或其任何相聯法團（定義見《證券及期貨條例》第XV部）的股份、相關股份及/或債券證（視情況而定）中擁有任何(i)根據《證券及期貨條例》第XV部第7和第8分部的規定需知會本公司及聯交所的權益或淡倉（包括根據《證券及期貨條例》該些章節的規定而被視為或當作這些董事、監事、行政總裁或高級管理人員擁有的權益或淡倉），或(ii)根據《證券及期貨條例》第352條規定須記錄於本公司保存的登記冊的權益或淡倉，或(iii)根據上市規則附錄十中的《上市公司董事進行證券交易的標準守則》（「標準守則」）須知會本公司及聯交所的權益或淡倉（就此而言須被視為按適用於董事的相同程度適用於本公司的監事）。

4. 在由香港中央結算（代理人）有限公司持有的1,420,381,900股H股中，Morgan Stanley透過受控制法團持有本公司的103,472,897股H股（佔當時已發行H股總數約7.23%）。根據本公司董事可獲得的資料，並就本公司董事所理解，有關由Morgan Stanley控制的法團於本公司的權益的資料如下：

(a) 78,599,000股H股（佔本公司當時已發行H股總數約5.492%）相信是由Morgan Stanley Investment Management Company持有，而其則由Morgan Stanley Asia Pacific（Holdings）Limited所最終100%控制。Morgan Stanley Asia Pacific（Holdings）Limited是由Morgan Stanley International Incorporated所90%控制，而Morgan Stanley International Incorporated則由Morgan Stanley所90%控制；

(b) 4,582,000股H股（佔本公司當時已發行H股總數約0.320%）相信是由MSDW Equity Finance Services I（Cayman）Limited持有，而其最終則由Morgan Stanley 100%控制；

(c) 3,193,000股H股（佔本公司當時已發行H股總數約0.223%）相信是由Morgan Stanley Asset & Investment Trust Mangagement Co., Limited持有，而其則由Morgan Stanley International Incorporated 100%控制，而Morgan Stanley International Incorporated則由Morgan Stanley控制90%；

(d) 16,241,595股H股（佔本公司當時已發行H股總數約1.135%）相信是由Morgan Stanley & Co International Limited持有，而其則由Morgan Stanley Group（Europe）所最終100%控制。Morgan Stanley Group（Europe）是由Morgan Stanley International Limited約98.30%控制。Morgan Stanley International Limited是由Morgan Stanley International Incorporated所100%控制，而Morgan Stanley International Incorporated則由Morgan Stanley所90%控制；

(e) 808,343股H股（佔本公司當時已發行H股總數約0.056%）相信是由Morgan Stanley & Co. Incorporated持有，而其則由Morgan Stanley所100%控制；

(f) 48,960股H股（佔本公司當時已發行H股總數約0.003%）相信是由Morgan Stanley Capital Services Inc.持有，而其則由Morgan Stanley所100%控制。

根據本公司董事可獲得的資料，並就本公司董事所理解，於二零零五年六月三十日，Morgan Stanley亦透過受控制法團持有本公司20,665,952股H股（佔本公司當時已發行H股總數約1.44%）的淡倉，其中4,582,000股H股是由MSDW Equity Finance Services I（Cayman）Limited持有，15,943,952股H股是由Morgan Stanley & Co International Limited持有，而140,000股H股是由Morgan Stanley & Co. Incorporated持有。

(a) 6,757,000 股H股（佔本公司當時已發行H股總數約0.472%）是由UBS Fund Services (Luxembourg) SA持有，而其則由UBS AG 100%控制；

(b) 7,350,000 股H股（佔本公司當時已發行H股總數約0.514%）是由UBS Global Asset Management (Americas) Inc持有，而其則由UBS AG 100%控制；

(c) 1,500,000 股H股（佔本公司當時已發行H股總數約0.105%）是由UBS Global Asset Management (Hong Kong) Limited持有，而其則由UBS AG 100%控制；

(d) 9,180,000 股H股（佔本公司當時已發行H股總數約0.641%）是由UBS Global Asset Management (Japan) Ltd持有，而其則由UBS AG 100%控制；

(e) 78,160,000 股H股（佔本公司當時已發行H股總數約5.462%）是由UBS Global Asset Management (Singapore) Limited持有，而其則由UBS AG 100%控制；

(f) 614,000股H股（佔本公司當時已發行H股總數約0.043%）是由UBS Global Asset Management Trust Company持有，而其則由UBS AG 100%控制；

(g) 35,070,000 股H股（佔本公司當時已發行H股總數約2.451%）是由UBS Global Asset Management (UK) Inc持有，而其則由UBS AG 100%控制。

2. 由香港中央結算（代理人）有限公司持有1,420,381,900股H股中，J.P. Morgan Chase & Co. 總共持有本公司158,681,400股H股（佔當時已發行H股總數約11.09%），在158,681,400股H股中，J.P. Morgan Chase & Co. 在可供借出的股份中持有156,626,400股H股（佔當時已發行H股總數約10.95%）。根據本公司董事可獲得的資料，並就本公司董事所理解，J.P.Morgan Chase & Co. 於二零零五年六月三十日所持有的本公司上述158,681,400股H股的持股方式如下：

(a) 156,626,400股H股（佔本公司當時已發行H股總數約10.945%）(為可供借出的股份及以保管人—法團／核准借出代理人身份持有）由JPMorgan Chase Bank, N.A.持有，而其則相信由J.P. Morgan Chase & Co. 100%控制；

(b) 2,055,000 股H股（佔本公司當時已發行H股總數約0.144%）是由J.P. Morgan Whitefriars Inc. 以實益擁有人的身份持有，而其則相信由J.P. Morgan Chase & Co. 最終100%控制。

3. 由香港中央結算（代理人）有限公司持有1,420,381,900股H股中，Templeton Asset Management Limited以投資經理的身份直接持有本公司124,576,000股H股（佔本公司當時已發行H股總數約8.71%）。

有關事宜的詳情載於本公司日期為二零零五年六月十四日的公告，於二零零五年七月六日發出的臨時股東大會通知和股東通函（含獨立董事委員會函件及其致獨立股東的推薦意見以及獨立財務顧問的意見函件）及本公司於二零零五年八月二十四日發出的公告。

主要股東持股情況

於二零零五年六月三十日，就本公司董事（「董事」）所知悉，除本公司董事、監事、行政總裁或高級管理人員之外的下述人士，擁有根據《證券及期貨條例》（「《證券及期貨條例》」）第XV部第2和第3分部的規定須向本公司及香港聯合交易所有限公司（「聯交所」）披露的本公司股份或相關股份下任何權益及/或淡倉或於本公司當時任何類別的已發行股本的5%或以上中擁有任何權益：

			權益（於二零零五年六月三十日）			
股東名稱	股份類別	持股數目	約佔本公司已發行股份總數的百分比	約佔本公司已發行內資股總數的百分比	約佔本公司已發行H股總數的百分比	淡倉
中國華電	內資股	3,011,075,430	50.01%	65.60%	—	—
山東省國際信託投資有限公司	內資股	903,443,970	15.00%	19.68%	—	—
香港中央結算（代理人）有限公司（附註）	H股	1,420,381,900	23.59%	—	99.26%	見附註4

附註：根據本公司董事於二零零五年六月三十日所獲悉的資料，及就本公司董事所知悉及理解，於二零零五年六月三十日：

1. 由香港中央結算（代理人）有限公司持有的1,420,381,900股H股中，UBS AG以實益擁有人的身份並透過受控制法團總共持有本公司175,045,900股H股（佔當時已發行H股總數約12.23%），根據董事於獲得的資料，並就本公司董事所理解，有關由UBS AG控制的法團於本公司的權益的資料如下：

訂立該協議構成本公司的關連交易。該交易符合上市規則第14A.32(1)條的規定，故獲豁免毋須遵守上市規則第14A章有關事先徵求獨立股東批准的規定。

華電置業於二零零五年六月成立，其註冊資本為人民幣550,000,000元，本公司持有華電置業的30%權益。根據協議，本公司已於有關中國監管部門批准華電置業的擬定公司名稱後五日內，以現金向其出資人民幣165,000,000元（佔華電置業30%註冊資本）。本公司以其內部資源作為上述出資的資金來源。

有關事宜的詳情載於本公司日期為二零零五年四月七日的公告。

4.2 擬收購安徽華電宿州發電有限公司（「宿州公司」）97%股權及華電新鄉發電有限公司（「新鄉公司」）90%股權之關連交易

於二零零五年六月十四日，本公司與中國華電訂立宿州公司股份轉讓協議，據此本公司擬以代價人民幣74,900,000元自中國華電收購宿州公司97%股權。

於同日，本公司與中國華電訂立新鄉公司股份轉讓協議，據此本公司擬以代價人民幣90,100,000元自中國華電收購新鄉公司90%股權。

由於中國華電為本公司控股股東，因此為一名本公司的關連人士，宿州公司股份轉讓協議及新鄉公司股份轉讓協議各自（及其協議項下的有關交易）根據上市規則第14A章構成本公司的關連交易。根據上市規則第14A.25條合併計算，兩份股份轉讓協議項下的交易，根據上市規則第14A章的規定，須待獨立股東於臨時股東大會上批准，方可進行。這些交易於二零零五年八月二十四日召開的臨時股東大會已經獲得獨立股東的批准。

於A股發行前及緊隨A股發行完成後，本公司的股本結構如下：

股份種類	A股發行前股份數額	持股比例（約%）	A股發行後股份數額	持股比例（約%）
1.未上市內資股：				
中國華電（國有股）	2,815,075,430	53.56	3,011,075,430	50.01
其他未上市內資股股東	1,009,980,770	19.21	1,009,980,770	16.77
小計	3,825,056,200	72.77	4,021,056,200	66.78
2.上市股份：				
A股股東	—	—	569,000,000	9.45
H股股東	1,431,028,000	27.23	1,431,028,000	23.77
小計	1,431,028,000	27.23	2,000,028,000	33.22
3.總計	5,256,084,200	100.00	6,021,084,200	100.00

詳情載於本公司日期為二零零四年五月十四日、六月二十五日、六月二十九日和二零零五年一月十四日、一月十九日、一月二十一日和一月二十八日的公告以及日期為二零零四年五月十四日的股東通函。

(4) 關連交易

根據上市規則的規定，除了上述本公司向中國華電作出定向配售外，本公司於截至二零零五年六月三十日止六個月期間新發生的關連交易有：

4.1 成立華電置業有限公司（「華電置業」）

於二零零五年四月七日，本公司與中國華電及中國華電的若干其他附屬公司就成立華電置業訂立協議。

(2) 電價調整

為了解決二零零四年六月以來煤價上漲以及取消超發電價對電價的影響，國家發展和改革委員會於二零零五年四月二十二日正式下發華北、華東、華中、東北和南方電網公司實施煤電聯動政策的通知，疏導突出的電價矛盾，相應調整上網電價和銷售電價水平。本次電價調整涉及到本集團位於山東和四川的發電廠，調整自二零零五年五月一日起執行。具體調整方案載於本公司日期為二零零五年五月九日和二零零五年五月二十七日的公告。

(3) A股發行

於二零零五年一月，本公司在中國境內成功發行了7.65億A股，發行價格為每股人民幣2.52元。本公司A股於二零零五年二月三日在上海證券交易所掛牌上市。本公司A股發行方案下其中1.96億股（以非上市國有股的形式）定向配售給中國華電集團公司（「中國華電」），這些股份暫不上市流通。其餘本公司A股發行方案下的5.69億股為流通A股，佔A股發行後本公司總股本6,021,084,200股約9.45%。本次A股發行募集資金共計人民幣1,927,800,000元。

由於中國華電為本公司的控股股東，本公司根據A股發行方案向中國華電發行1.96億股國有股，構成上市規則下本公司的一項關連交易；該項關連交易已獲本公司的獨立股東在二零零三年六月二十四日召開的本公司二零零二年度股東周年大會以及在二零零四年六月二十九日召開的本公司二零零三年度股東周年大會上批准。

4. 在穩固山東省內發電市場分額的基礎上，繼續加大在全國範圍內拓展發電市場的力度，積極推進本集團前期項目的進展工作，充分發揮坑口發電廠煤炭成本低的優勢。

5. 加強市場營銷力度，努力提高發電設備的利用率，增加發電量。

6. 積極探討多渠道融資方式，降低資金成本，合理調整資本結構，滿足本公司業務加速發展的資金需求作融資上的積極準備。

7. 密切關注政府有關能源的相關政策，積極研究和開發新能源，特別是要加快可再生能源的開發步伐。

重大事項

(1) 董事會、監事會換屆

本公司第三屆董事會任職期滿，經本公司於二零零五年三月二十二日召開的董事會和監事會審議通過，並經本公司二零零五年六月二日召開的二零零四年年度股東大會審議批准，本公司第四屆董事會成員為賀恭、陳飛虎、朱崇利、陳建華、田沛亭、王映黎、張炳炬、彭興宇、丁慧平、趙景華、王傳順、胡元木，共12名；本公司第四屆監事會成員為馮蘭水、李長旭，鄭飛雪，共3名。詳情和上述各董事、監事的有關資料載於本公司二零零五年四月十七日發出的股東通函和二零零五年六月二日發出的公告。

本公司第三屆董事會副董事長笪鴻興先生自二零零五年六月二日（本公司二零零四年年度股東大會結束）辭去董事任職，不再擔任本公司新一屆董事會成員及副董事長職務。

財務費用

本期間，本集團財務費用淨額為人民幣2.36億元，比去年同期增加3.05%。其中，利息支出人民幣2.68億元，比去年同期增長3.13%，主要是因為廣安公司新投產機組貸款利息開支增加以及本公司對青島公司的投資由過去採用按比例合併方法現改為採用合併方法的會計處理。

債務

於二零零五年六月三十日，本集團總借款金額為人民幣144.27億元，其中美元貸款為1.93億美元，資產負債率（即總負債/總資產）為56.74%，比二零零四年度降低5.15個百分點。

現金及現金等價物

於二零零五年六月三十日，本集團擁有現金及現金等價物約人民幣11.89億元。

除於本報告披露的資料外，有關《香港聯合交易所有限公司証券上市規則》(「上市規則」) 附錄十六第32段所載有關本集團其他事宜的相關資料，與本公司二零零四年度報告所載的資料並無重大分別。

業務展望

1. 確保所屬發電廠安全生產，確保所屬發電廠各項技術經濟指標繼續保持行業領先水平。

2. 加強成本控制，重點控制燃料成本的增長，通過採取多項有力措施努力控制燃料成本的上漲幅度。

3. 確保在建工程進展順利，有效控制工程進度，保證工程質量，降低單位造價，盡力確保青島公司二期第一台300MW機組、中寧公司第二台330MW機組及池州公司第一台300MW年內投入商業運營。

本期間，本集團折舊及攤銷為人民幣8.07億元，比去年同期增加人民幣5,900萬元，主要原因是廣安公司新投產機組增加資產使折舊增加。

本期間，本集團已為其發電機組進行合共十次大修及五次小修，估計劃維修率8.52%。本集團大修費用為人民幣1.43億元，比去年同期增加人民幣3,037萬元，增長26.93%，主要原因是新機組投產及大修台次增加影響。

本期間，本集團維修保養費用為人民幣6,650萬元，比去年同期增加人民幣420萬元，增長6.73%，但低於發電容量及發電量增長的百分比，主要原因是通過成本控制的成效。

本期間，本集團員工成本為人民幣4.32億元，比去年同期增加人民幣3,763萬元，增長9.55%，主要是因為本公司對青島公司的投資由過去採用按比例合併方法現改為採用合併方法的會計處理。

本期間，本集團行政費用為人民幣2.13億元，比去年同期增加人民幣7,305萬元，主要原因是環保費用增加約人民幣4,400萬元，以及本公司對青島公司的投資由過去採用按比例合併方法現改為採用合併方法的會計處理。

本期間，本集團其他經營費用為人民幣1.2億元，比去年同期增加人民幣1,305萬元，主要是發電量增加使發電耗水量增加的影響。

二零零五年上半年山東省全社會用電量為908.65億千瓦時，比去年同期增長16.9%；四川省全社會用電量為439.8億千瓦時，比去年同期增長9.8%；寧夏地區全社會用電量為156.6億千瓦時，比去年同期增長17.89%。

營業額及利潤

二零零五年上半年，本集團向電網售電213.8億千瓦時，同比增長31.52%。截至二零零五年六月三十日止六個月，本集團實現營業額約達人民幣63.99億元，同比增長約34.24%。其中售電收入約為人民幣62.55億元，同比增長約33.78%；售熱收入約為人民幣1.45億元，同比增長約57.49%。

本集團截至二零零五年六月三十日止六個月之經營溢利約為人民幣9.51億元，比去年同期下降約23.11%；本公司權益持有人應佔除稅後溢利約為人民幣4.68億元，同比下降了約29.06%；每股盈利約為人民幣0.079元；每股淨資產（不含少數股東權益）約為人民幣1.99元。

經營費用

本期間，本集團經營費用為人民幣54.48億元，比去年同期增長約54.33%，主要原因是發電量增長及煤價上漲。

煤炭費用是本集團最主要的經營費用。由於煤炭價格上漲及發電量的增長，本期間本集團煤炭費用增長較大，為人民幣36.03億元。二零零五年上半年，本集團單位發電煤炭成本為人民幣162.00元／兆瓦時，同比上漲了43.82%。

2. 前期項目

目前，本集團正在開展前期工作的項目有：章丘公司二期2 x 300MW熱電機組工程、瀘州公司2 x 600MW機組工程、滕州公司二期2 x 315MW熱電機組工程正在按照核准制要求補充相關材料；四川大渡河瀘定水電站項目已完成預可研報告，正在開展可行性研究工作。

另外，靈武發電廠2 x 600MW燃煤新建機組工程及濰坊發電廠二期擴建工程2 x 600MW燃煤機組已獲國家發展和改革委員會核准。上述兩個項目核准下計劃總投資各自約為人民幣51.5億元。倘投資進行及項目有重大發展，如需要或認為適當，本公司將另行公告。

此外，廣安公司三期2 x 600MW機組擴建工程已獲國家發展和改革委員會核准。預計本項目（包括脱硫裝置）計劃總投資約為人民幣44.9億元，本公司將按其80%權益比例出資，預期其中資本金比例為20%，其餘投資通過貸款解決。

管理層討論與分析

宏觀經濟與電力需求

二零零五年上半年中國經濟持續穩定增長，全國國內生產總值（GDP）約達到人民幣67,422億元，比二零零四年同期增長9.5%。本集團的主要服務區山東省國內生產總值約為人民幣8,490.3億元，比去年同期增長15.4%，高於全國平均水平5.9個百分點；四川省國內生產總值約為人民幣3,231.6億元，比去年同期增長11.6%，高於全國平均水平2.1個百分點；寧夏地區國內生產總值約為人民幣211億元，比去年同期增長11.5%，高於全國平均水平2.0個百分點。

主要運作統計資料

以下是本集團發電廠於二零零五年上半年的主要運營資料：

項目	鄒縣發電廠	十里泉發電廠	萊城發電廠	青島公司	淄博公司	章丘公司	滕州公司	廣安公司	濰坊發電廠	總計
所有權益（%）	100	100	100	55	100	70	54.49	80	30	—
裝機容量（兆瓦）	2,540	1,285	1,200	660	467	290	333	1,200	660	8,635
平均利用小時	2,720	2,687	2,685	2,712	2,742	2,768	2,973	3,195	2,753	2,791
總發電量（億千瓦時）	69.1	34.5	32.2	17.9	12.8	8.0	9.9	38.3	18.2	228.3
總供電量（億千瓦時）	65.6	32.2	30.4	16.6	11.3	7.4	9.2	36.0	17.1	213.8
等效可用係數（%）	92.46	91.86	87.12	88.16	86.73	93.65	97.87	94.62	89.85	91.35
容量係數（%）	62.62	62.58	61.81	63.49	65.96	68.45	68.43	73.54	63.37	64.74
等效強迫停運率（%）	0.01	0.00	0.01	0.00	3.20	0.00	0.01	0.00	0.45	0.22
供電標準煤耗率（克/千瓦時）	331.58	356.70	339.39	348.05	370.59	368.31	369.22	340.14	347.15	345.14

註：

本集團總計中，濰坊發電廠按本公司所持30%權益比例計入。青島公司二零零四年同期按55%權益比例計入，從二零零五年開始按100%併入。青島公司於二零零四年十二月二十八日在中國登記為一間有限責任公司。根據青島公司的章程，本公司對青島公司具有實質控制權，因此成為本公司的附屬公司。自此，本集團對青島公司的投資由採用按比例合併方法改為採用以合併方法反映在合併會計報表內。其他發電廠、公司按照100%併入。

基建工程項目與未來發展項目

本集團各在建項目均按照計劃順利進行。此外，本公司持有50%權益的中寧公司第一台330MW機組於二零零五年一月二十二日正式投入商業運營。

1. 在建工程

截至目前，本集團在建項目有：鄒縣發電廠四期2 x 1,000MW機組工程、濰坊發電廠二期2 x 600MW機組工程、青島公司二期2 x 300MW機組工程、廣安公司三期2 x 600MW機組工程。另外，本公司其它參股發電廠、公司在建項目有：中寧公司第二台330MW機組工程、池州公司2 x 300MW機組工程以及寧夏靈武發電廠（簡稱「靈武發電廠」）2 x 600MW機組工程。以上機組預期將於二零零五年至二零零八年陸續投產。

發電廠/公司名稱	裝機容量（MW）	本公司擁有權益	機組構成	備註
寧夏英力特中寧發電有限公司（簡稱「中寧公司」）	330	50%	1 x 330MW	1台330MW機組在建
寧夏發電集團有限責任公司（簡稱「寧夏發電公司」）	60	31.11%	60MW	風電
安徽池州九華發電有限公司（簡稱「池州公司」）	—	40%		2台300MW機組在建
四川瀘州川南發電有限責任公司（簡稱「瀘州公司」）	—	40%		2台600MW立項
權益容量（註2）	**7,581.2**			

註1： 本公司及其附屬公司和合營企業的裝機容量總和。

註2： 本集團及其它本公司參股公司按本公司擁有權益比例計算的總裝機容量。

本集團在報告期內所屬機組安全穩定運行，共實現十六個百日安全記錄。本集團管理的萊城發電廠、青島公司、濰坊發電廠、淄博公司及滕州公司連續安全生產紀錄超過2,000天；鄒縣發電廠及廣安公司各自超過1,500天；章丘公司超過1,000天。

二零零五年在第34屆（二零零四年度）全國火電大機組（單機容量300MW及以上）競賽評比中，全國共計281台機組參賽，以機組的運行效率、安全運行時間及勞動生產率等為評比指標，其中52台機組獲獎，獲獎率為18.5%。本集團參賽的300MW和600MW機組共18台，有8台機組獲獎，獲獎率達44.4%。其中本集團鄒縣發電廠6號機組榮獲600MW級發電機組特等獎（第一名）；鄒縣發電廠2號機組、青島公司1號機組分別榮獲300MW級發電機組特等獎（第一名）和一等獎（第二名）；鄒縣發電廠3號機組、萊城發電廠3、4號機組獲二等獎；萊城發電廠1號機組及十里泉發電廠6號機組獲三等獎。

發電廠/公司名稱	容量（MW）	本公司擁有權益	機組構成	備註
鄒縣發電廠	2,540	100%	2 x 600MW + 4 x 335MW	2台1,000MW機組在建
十里泉發電廠	1,285	100%	2 x 300MW + 4 x 140MW + 1 x 125MW	
萊城發電廠	1,200	100%	4 x 300MW	
華電青島發電有限公司（簡稱「青島公司」）	660	55%	2 x 300MW + 60MW	2台300MW機組在建
華電淄博熱電有限公司（簡稱「淄博公司」）	467	100%	2 x 145MW + 2 x 88.5MW	
華電章丘發電有限公司（簡稱「章丘公司」）	290	70%	2 x 145MW	
華電滕州新源熱電有限公司（簡稱「滕州公司」）	333	54.49%	2 x 150MW + 1 x 33MW	
四川廣安發電有限責任公司（簡稱「廣安公司」）	1,200	80%	4 x 300MW	2台600MW機組在建
濰坊發電廠	660	30%	2 x 330MW	2台600MW機組在建
管理容量（註1）	**8,635**			

華電國際電力股份有限公司（「本公司」）董事會（「董事會」）謹此呈列本公司、其附屬公司和合營企業（「本集團」）按《國際會計準則》第三十四號「中期財務報告」的內容編製的截至二零零五年六月三十日止六個月期間（「本期間」）的未經審計的中期綜合財務業績。截至二零零五年六月三十日止六個月期間的本集團中期財務報告雖未經審計，但已由本公司的核數師，畢馬威會計師事務所按照香港會計師公會所頒布的《核數準則》第700號—「中期財務報告的審閱」進行了審閱。畢馬威會計師事務所致董事會無重大修訂的獨立審閱報告載於第37頁。本公司的審核委員會亦已審閱有關本集團二零零五年中期財務業績的相關資料。

中期業績及中期股息

本集團在本期間錄得股東應佔淨利潤約人民幣4.68億元，比二零零四年同期下降了約29.06%，每股盈利約人民幣0.079元。

董事會決定，二零零五年中期不派發股息。

業務回顧

電力生產

二零零五年上半年，本集團的發電量為228.3億千瓦時，比去年同期的約174.2億千瓦時增長了31.03%，上網電量為213.8億千瓦時，比去年同期的約162.5億千瓦時增長了31.52%。

於二零零五年六月三十日，本集團擁有管理總裝機容量8,635MW，權益總裝機容量7,581.2MW。其詳情見下表：

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華電國際電力股份有限公司

HUADIAN POWER INTERNATIONAL CORPORATION LIMITED



二零零五年

中期報告